SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fileannual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the informationcontained in this Form, the Registrant is also thereby furnishing theinformation to the Commissionpursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

ENERSIS S.A.

Santa Rosa 76

Santiago, Chile

NOTICE OF EXTRAORDINARY SHAREHOLDERS’ MEETING

To be held on December 18, 2015

To the Holders of American Depositary Shares of Enersis S.A. (“ADS Holders”):

NOTICE IS HEREBY GIVEN that an Extraordinary Shareholders’ Meeting, including any adjournments or postponements thereof (the “Meeting”), of Enersis S.A., a publicly-held limited liability stock company organized under the laws of the Republic of Chile (the “Company” or “Enersis”), will be held on December 18, 2015 at 10:00 A.M., local time, at Espacio Riesco, Avenida El Salto 5000, Huechuraba, Santiago, Chile. The purpose of the Meeting is to address the following issues:

1.	Provide shareholders with information on the proposed corporate reorganization of Enersis and its subsidiaries (the “Reorganization”), which consists of (i) the spin-offs by Enersis and its subsidiaries, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”), in order to separate the generation and distribution businesses in Chile from their businesses outside of Chile and (ii) the subsequent merger of the companies that will own the non-Chilean businesses.

2.	Provide shareholders with supporting information that underlies the proposed Reorganization and that is relevant in accordance with the provisions of Official Letter No. 15,443 issued on July 20, 2015 by the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”), which information was made available to the shareholders on November 5 and November 9, 2015, consisting of:

(i)	Enersis’ consolidated financial statements as of and for the nine-months ended September 30, 2015, audited in accordance with Chilean auditing standards, which shall be used for the spin-off (the “Spin-Off”) by Enersis of a new company, Enersis Chile S.A. (“Enersis Chile”).

(ii)	Report of the Company’s Board of Directors on the absence of significant changes to the assets, liabilities or shareholders’ equity that have occurred after September 30, 2015.

(iii)	Description of principal assets and liabilities assigned to Enersis Chile.

(iv)	Pro forma combined statements of financial position as of October 1, 2015 of Enersis and Enersis Chile, with attestation report by the respective external auditors of Enersis and Enersis Chile, which contemplate, among other things, the allocation of the assets, liabilities and shareholders’ equity of the Company between the Company and Enersis Chile.

(v)	Presentations prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), in its capacity as financial advisor to the Company’s Board of Directors in connection with and solely for the purpose of its evaluation of the Reorganization.

(vi)	Report of the Chilean independent expert appointed by the Company’s Board of Directors, Mr. Rafael Malla, including the estimated values of Enersis Américas S.A., Endesa Américas S.A. and Chilectra Américas S.A. in connection with the merger of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A. (the “Merger”), and the estimates regarding the applicable share exchange ratios in the Merger, within the context of the Reorganization.

(vii)	Report of the Chilean financial advisor appointed by Company’s Directors’ Committee, IM Trust, with respect to its findings regarding the Reorganization, including, among other things, the Reorganization’s contribution to the corporate interest of the Company and an estimate of the relative values of Enersis Américas S.A., Endesa Américas S.A. and Chilectra Américas S.A. in connection with the Merger.

(viii)	Report of the Company’s Directors’ Committee, with its findings regarding the Reorganization.

(ix)	Descriptive document related to the terms and conditions of the Reorganization, with explanation of the condition precedent to which the Merger is subject and withdrawal rights.

(x)	The objectives and expected benefits of the Reorganization, and its consequences, implications or contingencies such as of operational or tax matters.

(xi)	Determination of the number of Enersis Chile shares to be received by the Company’s shareholders.

(xii)	Resolutions adopted by a majority of the Company’s Board of Directors approving the transactions contemplated by the Reorganization.

(xiii)	Drafts of the by-laws (estatutos) of Enersis and Enersis Chile subsequent to the Spin-Off.

3.	Approve, in accordance with the terms of Title IX of the Chilean Companies Act, Law No. 18,046 and paragraph 1 of Title IX under the Chilean Companies Act Regulations, and subject to the conditions precedent described in No. 4 below, the proposed demerger of the Company into two companies in connection with the Spin-Off. The new company, Enersis Chile S.A. will be a publicly held limited liability stock corporation, which will be governed by Title XII under D.L. 3500 and will be assigned the equity interests, assets and associated liabilities of the Company’s businesses in Chile, including the equity interests in each of Endesa Chile and Chilectra (after giving effect to their respective spin-offs of Endesa Américas and Chilectra Américas). The Company will distribute to its shareholders shares of Enersis Chile in proportion to their share ownership in the Company (1:1 ratio). Following the spin-off of Enersis Chile, the Company will be renamed “Enersis Américas S.A” (“Enersis Américas”), and will retain the electricity generation and distribution businesses of Enersis outside of Chile, and hold equity interests in each of Chilectra Américas and Endesa Américas, as well as all other assets and liabilities not expressly assigned to Enersis Chile.

4.	Approve that the Spin-Off shall be subject to the condition precedent that the shareholders of Endesa Chile and Chilectra have approved the spin-offs of Endesa Américas and Chilectra Américas, respectively, and minutes of the shareholders’ meetings reflecting such approvals have been duly recorded as a public deed and the extracts of such minutes have been duly registered and published pursuant to Chilean law. Additionally, pursuant to Articles 5 and 148 of the Chilean Companies Act Regulations, approve that the Spin-Off shall be effective as of the first calendar day of the month following the month in which the “Public Deed on Fulfillment of the Conditions for the Spin-Off by Enersis” described in No. 5 below is granted, notwithstanding timely compliance with all of the registration and publication formalities in the relevant Commerce Registry and Diario Oficial of the excerpt of the public deed of the extraordinary shareholders’ meeting of the Company approving the Spin-Off and the creation of Enersis Chile.

5.	Authorize the Board of Directors of the Company to grant the necessary powers-of-attorney to execute one or more documents necessary or convenient to (i) certify compliance with the conditions precedent to which the Spin-Off is subject, (ii) certify the assets subject to registration that are assigned to Enersis Chile, (iii) certify any other representations that are considered necessary for these purposes, and (iv) grant a public deed, within 10 calendar days of the date on which the last of the conditions to which the Spin-Off is subject is satisfied, representing that the conditions precedent to which the Spin-Off is subject have been satisfied. Such public deed shall be named the “Public Deed on Fulfillment of the Conditions for the Spin-Off by Enersis”, and shall be registered in the corporate record books of Enersis and Enersis Chile.

6.	Approve the reduction of authorized capital of the Company in connection with the Spin-Off and the allocation of the corporate assets of the Company between the Company and Enersis Chile.

7.	Approve the amended and restated by-laws of Enersis, which will incorporate the Spin-Off, the resulting capital reduction and other items related to the Spin-Off.

8.	Elect an interim Board of Directors of Enersis Chile in accordance with Article 50 bis of the Chilean Companies Act, which members will serve until the first ordinary shareholders’ meeting of Enersis Chile expected to be held in April 2016.

9.	Approve the by-laws of Enersis Chile, which will be substantially the same as the amended and restated by-laws of Enersis with certain exceptions.

10.	Approve the number of shares of Enersis Chile that Enersis shareholders will receive in connection with the Spin-Off.

11.	Inform shareholders of the estimated terms of the Merger.

12.	Appoint the external auditors for Enersis Chile.

13.	Appoint the accounts inspectors, and deputy accounts inspectors, for Enersis Chile.

14.	Inform shareholders about the agreements with related parties (included in Title XVI of Chilean Companies Act, Law No. 18,046) regarding transactions, entered into during the time elapsed since the Company’s last shareholders’ meeting held on April 28, 2015.

15.	Provide shareholders with information regarding authorizations granted to Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada, external auditors of the Company, to deliver documents and reports related to external audit services provided to the Company, to the U.S. Public Company Accounting Oversight Board (PCAOB).

16.	Instruct the Board of Directors of Enersis Chile to apply for the registration of the new company and its shares in the Securities Registry of the SVS and the U.S. Securities and Exchange Commission and the Chilean and U.S. stock exchanges on which its shares are to be traded, once the Spin-Off is effective and as soon as possible thereafter.

17.	Instruct the Board of Directors of Enersis Chile to approve the powers-of-attorneys of Enersis Chile.

The shareholders of the Company will also vote on all agreements necessary to carry out the Spin-Off, on the terms and conditions that the shareholders of the Company ultimately approve at the Meeting, and will grant powers deemed necessary for effecting the Spin-Off.

The foregoing proposals do not prevent the Meeting from exercising its full capacity to adopt, reject, or modify any of the foregoing or agree to something different as long as the matter is included in the agenda.

ADS Holders may obtain a copy of relevant documentation that explains and supports the Spin-Off at the Company’s headquarters, located in Santa Rosa 76, 15th Floor, Santiago, Chile, commencing fifteen days prior to the Meeting. The information will also be made available on the Company’s website: www.enersis.cl.

Citibank N.A., as depositary (the “Depositary”), has fixed the close of business on November 20, 2015, as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting. Accordingly, only ADS Holders of our American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of record at the close of business on that date will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

The deadline for returning your Voting Instructions to the Depositary is 10:00 A.M. E.S.T. on December 15, 2015.

Your vote is important. Please sign, date and return your Voting Instructions as soon as possible to make sure that your shares are represented at the Meeting.

By Order of the Board of Directors,

Luca D’Agnese
Chief Executive Officer

November 20, 2015

v

INFORMATION FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 18, 2015

(this “Statement”)

This Statement and the accompanying Notice and Voting Instructions are furnished in connection with the solicitation by the Board of Directors of Enersis S.A. (the “Company” or “Enersis”) of instructions for the voting of shares of common stock underlying American Depositary Shares (“ADSs”) of the Company at the Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 18, 2015, at 10:00 A.M., local time, at Espacio Riesco, Avenida El Salto 5000, Huechuraba, Santiago, Chile and at any adjournment or postponement thereof.

This Statement and the accompanying Notice and Voting Instructions are first being mailed or delivered to holders of American Depositary Receipts (“ADRs”) evidencing ADSs (“ADS Holders”) on or about November 25, 2015.

THIS STATEMENT AND SOLICITATION OF VOTING INSTRUCTIONS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES DESCRIBED HEREIN, IN ANY JURISDICTION, INCLUDING THE UNITED STATES, IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

SOLICITATION OF VOTING INSTRUCTIONS

Voting Instructions that are properly completed, signed and received by Citibank N.A., as depositary (the “Depositary”), prior to 10:00 A.M. E.S.T. on December 15, 2015 (the “Voting Instructions Deadline”) will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Depositary as more fully described in the Voting Instructions. Your voting instructions may be revoked at any time before they are exercised, by submitting to the Depositary written notice of revocation, submitting properly executed Voting Instructions dated as of a later date or by withdrawing the shares underlying the ADSs and attending the Meeting and voting in person.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor all of the proposals proposed by the Board of Directors.

If no voting instructions are received by the Depositary from an ADS Holder on or before the Voting Instructions Deadline, such ADS Holder shall be deemed, and the Depositary shall deem such ADS Holder, to have instructed the Depositary to give a discretionary proxy with full power of substitution, to the Chairman of the Board of the Company or to a person designated by him, to vote the shares underlying the ADSs on any matters at the Meeting, and the Depositary will give such a discretionary proxy, except that no such instruction shall be deemed and no such discretionary proxy shall be given with respect to any matter as to which (i) the Chairman of the Board directs the Depositary that he does not wish such proxy to be given, (ii) substantial opposition exists by the ADS Holders or (iii) such matter materially and adversely affects the rights of ADS Holders.

The Depositary has fixed the close of business on November 20, 2015 as the record date for determination of ADS Holders entitled to notice of and to instruct the Depositary how to vote at the Meeting (the “ADS Record Date”). Accordingly, only ADS Holders of record, at the close of business on the ADS Record Date, of our ADRs evidencing ADSs representing shares of common stock will be entitled to notice of and to instruct the Depositary how to vote at the Meeting.

As of the ADS Record Date for the Meeting, there were 49,092,772,762 shares of common stock outstanding and entitled to vote at the Meeting. Each share of common stock is entitled to one vote. As of November 18, 2015, the most recent date for which information is reasonably available, there were 5,127,003,550 shares of common stock represented by ADSs. Each ADS represents 50 shares of common stock of the Company.

As of November 18, 2015: (i) Enel, S.p.A., a company organized under the laws of Italy, beneficially owned 60.6% of the common stock of the Company, (ii) Administradoras de Fondos de Pensiones, Chilean private pension funds, owned 12.0% of the Company’s common stock in the aggregate; (iii) Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 14.9% of the Company’s common stock; (iv) ADS Holders owned 10.4% of the Company’s common stock; and (v) the remaining 2.0% of the Company’s common stock was owned by 6,689 minority shareholders.

Approval of the Spin-Off proposal and all other issues related to the Spin-Off, as well as the proposed amendments to the Company’s by-laws (estatutos) presented by the Board of Directors for the consideration and vote of shareholders at the Meeting require the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of other proposals presented by the Board of Directors for the consideration and vote of shareholders at the Meeting requires the affirmative vote of at least a majority of the outstanding common stock of the Company. See “The Meeting—Votes Required.”

In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Meeting.

If you have any questions regarding the matters to be voted on at the Meeting after reading this Statement, please contact the Investor Relations team for the Company, at (+562) 2353-4682, e-mail ir.enersis@enel.com, or the Information Agent, Georgeson S.A., at 1-800-903-2897 (Stockholders from the U.S. and Canada Call Toll-Free), and at 1-39-06-421-71-777 / Telefax at 1-39-06-452-39-163 (Stockholders from Other Countries).

APPENDICES

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document the Company files at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document the Company files at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about the Company, including its SEC filings, is also available on the Company’s website at www.enersis.cl. Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Statement.

The Company is “incorporating by reference” in this Statement specified documents that it files with the SEC, which means:

•	incorporated documents are considered part of this Statement;

•	the Company is disclosing important information to you by referring you to those documents; and

•	information contained in documents that the Company files in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this Statement (any information so updated or superseded will not constitute a part of this Statement, except as so updated or superseded).

The Company incorporates by reference in this Statement the documents listed below and any documents that it files with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Statement:

•	The Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”); and

•	The Company’s Reports on Form 6-K furnished on: November 6, 2015; November 9, 2015 (with respect to the presentation made to the investors and analysts); and November 12, 2015.

Except as otherwise provided above, the Company is not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Enersis S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, (+562) 2353-4682.

In accordance with Chilean laws and regulations, documents, reports and other information relating to the Reorganization have been made publicly available to the shareholders of the Company on the Company’s website at www.enersis.cl under the heading “Corporate Reorganization.” Except as otherwise specifically provided, information contained on and linked from the Company’s website is not incorporated by reference into this Statement.

FORWARD-LOOKING STATEMENTS

This Statement contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act. These statements appear throughout this Statement and include statements regarding the Company’s intent, belief or current expectations, including but not limited to any statements concerning:

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which the Company or its subsidiaries and associated companies (including Enersis Chile) operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Statement regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the following:

•	the proposed Spin-Off may affect the Company’s stock price;

•	there may not be a liquid market for the shares of Enersis Chile;

•	the historical performance of the Chilean businesses of the Company may not be representative of Enersis Chile’s performance as a separate company;

•	Enersis Chile will be a new company that has never operated independently of Enersis;

•	Enersis Chile may face difficulty in financing its operations and capital expenditures following the Spin-Off, which could have an adverse impact on its business and results;

•	the Merger may not be consummated; and

•	the factors discussed in the 2014 Form 20-F under the heading “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. The Company’s independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that the Company may issue in the future. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Statement to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SUMMARY

The Company

The Company’s principal businesses involve the development, operation, generation, transmission, distribution, transformation and/or sale of energy in any of its forms or nature, directly or through other companies, in Chile, Argentina, Brazil, Colombia and Peru. The Company is a publicly held limited liability stock company organized under the laws of the Republic of Chile. For more information regarding the Company and its operations, see “Item 4. Information on the Company” in the 2014 Form 20-F, which is incorporated herein by reference.

The Reorganization

The Board of Directors proposes a transaction that consists of the reorganization (the “Reorganization”) of certain companies ultimately controlled by Enel S.p.A., an Italian electricity and generation company (“Enel”), which beneficially owns 60.6% of the Company. The Reorganization is intended to separate the Company’s electricity generation, transmission and distribution businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru as shown in the chart below.

The Spin-Offs

First, as shown in the chart below, each of Empresa Nacional de Electricidad S.A., a Chilean electricity generation company and subsidiary of the Company (“Endesa Chile”), and Chilectra S.A., a Chilean electricity distribution company and subsidiary of the Company (“Chilectra”), will spin-off to their respective shareholders pro rata the shares of new Chilean entities (“Endesa Américas” and “Chilectra Américas,” respectively), that will hold the non-Chilean businesses and assets, comprised exclusively of their respective ownership interests in shares of companies domiciled outside of Chile, formerly held by Endesa Chile and Chilectra, respectively (the “Endesa/Chilectra Spin-Offs”). Each of the Endesa/Chilectra Spin-Offs will be effected by means of a procedure under Chilean corporate law called a “división” or “demerger.” Following the Endesa/Chilectra Spin-Offs, Endesa Chile will continue to hold the Chilean businesses and assets of Endesa Chile and Chilectra will continue to hold the Chilean businesses and assets of Chilectra (“Chilectra Chile”). The Company, as the 60.0% owner of Endesa Chile and the 99.1% owner of Chilectra, will own 60.0% of Endesa Américas and 99.1% of Chilectra Américas as a result of the Endesa/Chilectra Spin-Offs and the minority shareholders of Endesa Chile and Chilectra will own their respective percentage interests in Endesa Américas and Chilectra Américas, respectively. The shares of Endesa Américas and Chilectra Américas will be listed and traded on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange (collectively, the “Chilean Stock Exchanges”) and the American Depositary Receipts (“ADRs”) of Endesa Américas will be listed and traded on the New York Stock Exchange (“NYSE”).

Second, following the Endesa/Chilectra Spin-Offs, the Company will conduct a “división” or “demerger” to separate the Company into two companies. The new company, Enersis Chile S.A. (“Enersis Chile”) will be established as a separate company and will be assigned the equity interests, assets and associated liabilities of the Company’s businesses in Chile, including the equity interests in each of Endesa Chile and Chilectra after giving effect to the Endesa/Chilectra Spin-Offs (the “Separation”). Upon the completion of the Separation, Enersis Chile will register the shares of Enersis Chile with the Securities Registry of the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”) and the SEC under applicable U.S. federal securities laws, and subject to the receipt of necessary authorizations, the completion of legal formalities and the satisfaction of the conditions precedent, the Company will distribute to its shareholders shares of Enersis Chile in proportion to their share ownership in the Company based on a ratio of one share of Enersis Chile for each outstanding share of the Company (the “Distribution,” and together with the Separation, the “Spin-Off”).

Enel will beneficially own 60.6% of Enersis Chile as a result of the Spin-Off and the minority shareholders of the Company will own their respective percentage interest in Enersis Chile. Upon the effectiveness of the Spin-Off, the Company will change its name to Enersis Américas S.A. (“Enersis Américas”). The shares of Enersis Chile will be listed and traded on the Chilean Stock Exchanges and the ADRs of Enersis Chile will be listed and traded on the NYSE.

Each of the Endesa/Chilectra Spin-Offs is conditioned on the approval by the Company’s shareholders of the Spin-Off, and the Spin-Off is conditioned on the approval by the respective shareholders of Endesa Chile and Chilectra of the Endesa/Chilectra Spin-Offs. See “The Spin-Off—The Background and Description of the Spin-Off—Conditions Precedent.”

Prior to the effectiveness of the Spin-Off and the spin-off of Endesa Américas, as the case may be, the Company and Endesa Chile will distribute to their respective shareholders an information statement with respect to the Spin-Off and the spin-off of Endesa Américas containing the information included in the registration statements filed with the SEC. The information statements are expected to be distributed in the first quarter of 2016, after Endesa Américas and Enersis Chile have completed the registration process with the SEC.

The Merger

Following the completion of the Endesa/Chilectra Spin-Offs and Spin-Off described above, each of Enersis Américas, Endesa Américas and Chilectra Américas (then holding the non-Chilean assets of their respective businesses), and subject to approval by shareholders holding at least two-thirds of the outstanding shares of the relevant companies, intend to merge together (the “Merger”), with Enersis Américas continuing as the surviving company under the name Enersis Américas S.A. (the “Surviving Company”). Following completion of the Merger, the Surviving Company will continue to have its shares publicly traded and listed in Chile on the Chilean Stock Exchanges and its ADRs traded on the NYSE. In the Merger, the shares of Endesa Américas and Chilectra Américas will be converted into shares of the Surviving Company and Endesa Américas and Chilectra Américas shares will cease trading on the Chilean Stock Exchanges and Endesa Américas ADRs will cease to trade on the NYSE. Following the Merger, Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of the Surviving Company and the former minority shareholders of the Company, Endesa Américas and Chilectra Américas will own the minority interest in the Surviving Company.

In connection with the Merger, each of Enersis Américas, Endesa Américas and Chilectra Américas will hold an extraordinary shareholders’ meeting to approve the Merger. Prior to such extraordinary shareholders’ meetings, Enersis Américas will register the shares of the Surviving Company to be issued in the Merger with the SEC under the Securities Act. In connection with their respective extraordinary shareholders’ meetings to approve the Merger, which are expected to be held in mid-2016, Enersis Américas will distribute to the shareholders of each of Enersis Américas, Endesa Américas and, if necessary, Chilectra Américas a proxy statement/prospectus containing information about the Merger and the Surviving Company.

The shareholders of the Company are not being asked to vote on the Merger at this time; there will be a separate extraordinary shareholders’ meeting to vote on the Merger at the appropriate time. The consummation of the Endesa/Chilectra Spin-Offs and Spin-Off are not conditioned on shareholder approval of the Merger.

The Matters to be Voted Upon

At the Meeting, the Board of Directors of the Company will present the following proposals to the shareholders of the Company for their consideration and vote. At present, there is no proposed wording of the resolutions to be brought before the shareholders. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before an extraordinary shareholders’ meeting.

The Spin-Off

The shareholders of the Company will vote to approve the Spin-Off, subject to the approval by the respective shareholders of Endesa Chile and Chilectra of the Endesa/Chilectra Spin-Offs and other conditions of the Spin-Off by the Company approved by shareholders at the Meeting. See “The Spin-Off—The Background and Description of the Spin-Off—Conditions Precedent.” The Company will be renamed Enersis Américas S.A. Enel will beneficially own 60.6% of Enersis Chile as a result of the Spin-Off and the minority shareholders of the Company will own their respective percentage interest in Enersis Chile, based on the spin-off ratio of one share of Enersis Chile for each outstanding share of the Company.

The shareholders will also vote to authorize the Board of Directors of the Company to grant powers-of-attorney to execute necessary documents to certify compliance with the condition precedent to the Spin-Off, the assignment of the Chilean businesses and assets to Enersis Chile in the demerger, and certain representations that are considered necessary and to grant a public deed regarding satisfaction of the conditions precedent to the Spin-Off.

Reduction of the Company’s Capital

In connection with the Spin-Off, the Company’s shareholders will vote to approve the reduction of authorized capital of the Company in connection with the Spin-Off and the allocation of the corporate assets of the Company between the Company and Enersis Chile.

Amendments to the Company’s By-Laws

In connection with the Spin-Off, the Company’s shareholders will vote to approve amendments to the Company’s by-laws, effective with the effectiveness of the Separation, to reflect changes to the Company’s name, business purposes and authorized capital following the Separation as described in further detail under “Amendment of By-Laws (Estatutos) of Enersis.”

Certain Enersis Chile Corporate Governance Matters

In connection with the Spin-Off, the Company’s shareholders will vote to approve, effective with the effectiveness of the Separation, that Enersis Chile voluntarily subject itself to the provisions in Article 50 bis of the Chilean Companies Act with respect to the election of independent directors and the creation of an independent Directors’ Committee.

Interim Board of Directors of Enersis Chile

In connection with the Spin-Off, the Company’s shareholders will vote at the Meeting to elect seven directors who will serve as the interim Board of Directors of Enersis Chile until the first ordinary shareholders’ meeting of Enersis Chile expected to be held in April 2016. The identities of the director nominees to be voted upon at the Meeting will be made available to the shareholders of the Company 10 days prior to the Meeting, in the case of independent director nominees, and at or prior to the Meeting, in the case of non-independent director nominees.

By-Laws of Enersis Chile

In connection with the Spin-Off, the Company’s shareholders will vote to approve the by-laws of Enersis Chile, which will be substantially the same as the by-laws of the Company, after giving effect to the amendments to the Company’s by-laws described under “Amendment of By-Laws (Estatutos) of Enersis,” except as described in further detail under “By-Laws (Estatutos) of Enersis Chile.”

Enersis Chile Shares to be Distributed

In connection with the Spin-Off, the Company’s shareholders will vote to approve the number of shares of Enersis Chile that shareholders of the Company will receive in the Spin-Off based on the spin-off ratio of one share of Enersis Chile for each outstanding share of the Company.

Appointment of Independent External Auditors for Enersis Chile

In connection with the Spin-Off, the Company’s shareholders will vote to approve the appointment of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada as the independent external auditor for Enersis Chile.

Appointment of Accounts Inspectors and Deputy Accounts Inspectors for Enersis Chile

In connection with the Spin-Off, the Company’s shareholders will vote to approve the appointment of Mr. Luis Bone Solano and Mr. Waldo Gómez Santiago as accounts inspectors for Enersis Chile, and Mr. Franklin Ruiz Salinas and Mr. Roberto Lausen Kuhlman, as deputy accounts inspectors for Enersis Chile.

Other Informational Matters

At the Meeting, the Board of Directors will present certain additional information on the following matters to shareholders. These matters are reported for informational purposes only and are not subject to a vote by shareholders.

•	Information Required by the Administrative Rules of the Chilean Companies Act, Law 18,046, the SVS General Rule No. 30, of 1989, and Official Letter No. 15,443. In accordance with the Chilean regulation and the Ordinary Official Letter No. 15,443 dated July 20, 2015 issued by the SVS (“Official Letter No. 15,443”), the Company is making publicly available to shareholders the following information relating to the Reorganization, English translations of which are either attached as Appendices to this Statement or made available on the Company’s website:

•	The consolidated financial statements of the Company as of and for the nine-months ended September 30, 2015 audited in accordance with Chilean auditing standards;

•	The statement of the Company’s Board of Directors on the absence of significant changes to the assets, liabilities or shareholders’ equity of the Company since September 30, 2015;

•	A description of principal assets and liabilities to be assigned to Enersis Chile in the Separation;

•	Pro forma combined statements of financial position as of October 1, 2015 of Enersis Américas and Enersis Chile, with attestation reports by the respective external auditors of the Company and Enersis Chile, which contemplate, among other things, the allocation of the assets, liabilities and shareholders’ equity of the Company between the Company and Enersis Chile in the Separation;

•	The report of Mr. Rafael Malla, the Chilean independent expert appointed by the Board of Directors of the Company to conduct an independent expert appraisal of the estimated values of the parties to the Merger and the estimated Merger Exchange Ratios (as described under “The Merger—Estimated Valuations and Merger Exchange Ratios”);

•	The report of IM Trust, the Chilean financial advisor appointed by the Company’s Directors’ Committee, regarding the Reorganization with respect to, among other things, its contribution to the corporate interest of the Company and an estimate of the relative values of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger.

•	The report of the Directors’ Committee of the Company regarding the Reorganization;

•	Descriptive document related to the terms and conditions of the Reorganization, with explanation of the condition precedent to which the Merger is subject and withdrawal rights;

•	The presentation of the Board of Directors of the Company regarding the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger;

•	Resolutions adopted by a majority of the Board of Directors of the Company approving the transactions contemplated by the Reorganization subject to certain conditions; and

•	Other informational documents related to the Reorganization, including presentations delivered by BofA Merrill Lynch, in its capacity as financial advisor to the Company’s Board of Directors in connection with and solely for the purpose of its evaluation of the Reorganization.

•	The Merger. In accordance with Official Letter No. 15,443, the Board of Directors is required to present to shareholders certain information regarding the proposed terms of the Merger as set forth above. However, approval of the Merger will be the subject of a separate extraordinary shareholders’ meeting, and such approval is not a condition precedent to the Spin-Off.

•	Related Party Transactions. Pursuant to Chilean law, the Board of Directors is required to present to shareholders information regarding certain transactions involving potential conflicts of interest in which members of the Board of Directors or principal executive officers have an interest, that have been approved by the Board in the period between the last shareholders’ meeting held on April 28, 2015 and the Meeting.

THE MEETING

The Meeting will take place on December 18, 2015 at 10:00 A.M. local time at Espacio Riesco, Avenida El Salto 5000, Huechuraba, Santiago, Chile.

Quorum

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. Enel, which beneficially owns 60.6% of the Company’s common stock, can establish a quorum at the Meeting without the attendance of any other shareholder. Additionally, upon the written request of the Company, the Depositary will represent all shares of the Company’s common stock underlying ADSs at any shareholders’ meeting for the sole purpose of establishing quorum at such meeting.

Votes Required

Approval of the Spin-Off proposal under “The Spin-Off” and the proposal to amend the Company’s by-laws as described under “Amendments to the By-Laws (Estatutos) of Enersis” presented by the Board of Directors for the consideration and vote of shareholders at the Meeting require the affirmative vote of at least two-thirds of the outstanding common stock of the Company. Approval of all other proposals presented by the Board of Directors for the consideration and vote of shareholders at the Meeting requires the affirmative vote of at least a majority of the outstanding common stock of the Company. Enel currently beneficially holds 60.6% of the Company’s outstanding common stock, and will be entitled to vote its shares of common stock on all matters at the Meeting, and intends to vote its shares in favor of each of the proposals. As a result, all proposals, other than the Spin-Off proposal and the proposal to amend the Company’s by-laws, will be approved without need for any additional votes of minority shareholders of the Company.

How to Vote

Under the Third Amended and Restated Deposit Agreement, dated as of March 28, 2013, among the Company, the Depositary and all ADS Holders from time to time thereunder (the “Deposit Agreement”), ADS Holders have the right to instruct the Depositary how to vote their shares at the Meeting. For more information regarding the Deposit Agreement, see “Item 10. Additional Information” in the 2014 Form 20-F, which is incorporated herein by reference.

If the Voting Instructions are properly executed and returned but no specific directions are made, the Depositary will vote the shares or other securities represented by the ADSs in favor of the proposals proposed by the Board of Directors.

The Depositary has set November 20, 2015, as the ADS Record Date. Accordingly, only ADS Holders as of the ADS Record Date are entitled to instruct the Depositary how to vote at the Meeting. Upon the timely receipt of voting instructions from an ADS Holder entitled to instruct the Depositary how to vote at the Meeting as explained in the attached Voting Instructions, the Depositary will, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the by-laws of the Company and the provisions of the common stock of the Company, vote, or cause Banco Santander-Chile, as Custodian, to vote the shares underlying the ADS Holder’s ADSs in accordance with such voting instructions. Additionally, ADS Holders may withdraw the shares underlying the ADSs and attend and vote at the Meeting in person. If you do not attend the Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Deposit Agreement to designate a person to vote your shares in such person’s sole discretion, unless (i) the Chairman of the Board directs the Depositary not to give such a proxy, (ii) substantial opposition exists by the ADS Holders or (iii) the matters to be voted on materially and adversely affect the rights of ADS Holders.

THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE MANNERS LISTED ABOVE MAY HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY’S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES, DEPENDING ON WHETHER OR NOT CERTAIN CONDITIONS EXIST.

Under the Chilean Companies Act, in connection with shareholder approvals of certain matters at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the Company and may compel the Company to repurchase their shares (derecho a retiro), subject to the fulfillment of certain terms and conditions. The proposed Spin-Off is not a matter which would give rise to withdrawal rights.

THE SPIN-OFF

Background and Description of the Spin-Off

Overview

The Spin-Off will establish Enersis Chile as a new Chilean corporation, independent of the Company. Enersis Chile will be a holding company focused on providing electricity generation, transmission and distribution services through its subsidiaries and jointly controlled entities in Chile. Neither the Company nor Enersis Chile will own any capital stock of the other. The relationships between the two companies will be limited to:

•	Agreements relating to the implementation of the Spin-Off; and

•	Intercompany agreements for staff and support services as well as financial arrangements, among others.

Enersis Chile and Enersis Américas may also have certain intercompany arrangements with Endesa Chile, Endesa Américas, Chilectra Chile and Chilectra Américas following the Spin-Off and the Endesa/Chilectra Spin-Offs. See “—Intercompany Arrangements.”

Establishing two separate, publicly traded companies through the Spin-Off is expected to create a more efficient and focused structure that maximizes value creation for both Enersis Américas and Enersis Chile, which benefits include:

•	Better alignment of interests;

•	Elimination of potential conflicts of interest and redundancies, resulting in a more agile and efficient decision-making process, allowing the companies to better tailor business strategies; and

•	Reduction of cross shareholdings, by reducing minority interest, and improvement of visibility, which is expected to stabilize of cash flow and decrease the holding discount.

Description of the Spin-Off

The Spin-Off will be implemented using a procedure under Chilean corporate law called división or “demerger.” In a división, an existing company is divided, creating a new company to which specified assets and liabilities are assigned. The shares of the new company are issued to the shareholders of the existing company, pro rata in proportion to their share ownership in the existing company.

The Spin-Off will be presented to the shareholders of the Company for approval at the extraordinary shareholders’ meeting. Upon approval of the Spin-Off, holders of the Company’s common stock (“Enersis Shares”) will have the right to receive one share of common stock of Enersis Chile (“Enersis Chile Shares”) for each Enersis Share. See “—Description of Distribution—Distribution of Enersis Chile Shares.”

Following the approval of the Spin-Off by the shareholders of the Company at the extraordinary shareholders’ meeting (the date of such approval, the “Approval Date”), subject to the receipt of necessary authorizations, the completion of legal formalities and the satisfaction of the conditions precedent, the following actions will occur:

•	Enersis Chile will be established as a separate company, with a fully independent legal existence and full capacity to own and dispose of its assets. Its initial interim Board of Directors will be elected at the Meeting to serve until the first annual ordinary shareholders’ meeting of Enersis Chile expected to be held in April 2016.

•	Specified assets and liabilities of the Company relating to its Chilean businesses, including the shares of specified subsidiaries and jointly controlled entities, will be transferred to Enersis Chile. All of the Chilean businesses to be conveyed to Enersis Chile are conducted by separate operating entities, and the continuity of existence of those entities will be undisturbed by the Separation.

•	Certain agreements to accomplish the separation of the Company’s business in the Spin-Off and to provide for ongoing relationships between the Company and Enersis Chile will take effect. See “—Intercompany Arrangements.”

Based on the unaudited pro forma condensed combined statements of financial position prepared in connection with the Separation, the Company will convey to Enersis Chile, and Enersis Chile will be formed with, assets amounting to Ch$ 5,149,298 million, liabilities amounting to Ch$ 2,179,853 million and stockholders’ equity of Ch$ 2,969,444 million. These figures will be adjusted to reflect amounts as of the effective date of the Separation.

Promptly following the Approval Date, the shareholders’ resolution approving the Spin-Off from the Meeting will be notarized and registered with the Chilean Commerce Registry (Registro de Comercio del Conservador de Bienes Raíces de Santiago) and a notice of the Separation will be published in the Diario Oficial.

The Board of Directors of the Company must grant the necessary powers-of-attorney to execute one or more documents necessary or convenient to certify compliance with the conditions precedent to which the Spin-Off is subject, certify that the assets subject to registration are assigned to Enersis Chile, and grant the Public Deed certifying the satisfaction of the conditions precedent for the Spin-Off (the “Public Deed”) within 10 calendar days of the satisfaction of all of the conditions precedent. The Separation will be fully effective as of the first calendar day of the month following the date on which the Public Deed is granted. However, until the registration of the Enersis Chile Shares with the SVS and the SEC described below under “—Description of Distribution—Distribution of Enersis Chile Shares” is completed, Enersis Chile Shares will not be delivered or traded separately.

Conditions Precedent

In addition to the receipt of shareholder approval at the Meeting and the completion of legal formalities, the effectiveness of the Separation is subject to the following conditions precedent:

•	Shareholders of Endesa Chile must have approved the spin-off of Endesa Américas at an extraordinary shareholders’ meeting of Endesa Chile, the minutes of such meeting must have been duly recorded as a public deed and the extracts of such minutes must have been duly registered and published pursuant to Chilean law; and

•	Shareholders of Chilectra must have approved the spin-off of Chilectra Américas at an extraordinary shareholders’ meeting of Chilectra, the minutes of such meeting must have been duly recorded as a public deed and the extracts of such minutes must have been duly registered and published pursuant to Chilean law.

As described above, the Public Deed must be executed within 10 calendar days of the satisfaction of all of the conditions precedent.

Share Capital and Capital Structure of Enersis Chile

Immediately after the effectiveness of the Spin-Off the share capital of Enersis Chile will be Ch$ 2,229,108,974,538. The Company and Enersis Chile will initially have the same shareholders, and they will continue to be controlled by the same group of shareholders.

Shareholder Approval

On November 5, 2015, a majority of the Board of Directors of the Company determined that the Reorganization, including the Spin-Off and the Merger, is in the best interest of the Company. On November 10, 2015, the Board of Directors of the Company resolved to summon an extraordinary shareholders’ meeting to approve the Spin-Off to be held on December 18, 2015.

At the Meeting, the shareholders of the Company will vote to approve the Spin-Off, which includes the Separation establishing Enersis Chile and allocating certain assets and liabilities of the Company relating to its Chilean businesses to Enersis Chile. The approval of the Spin-Off requires the affirmative vote of holders of two-thirds of the Company’s outstanding common stock. Enel Iberoamérica, S.R.L., a wholly owned subsidiary of Enel, both directly and through its wholly owned subsidiary, Enel Latinoamérica, S.A., owns 60.6% of the Company’s common stock and intends to vote all of its shares in favor of the Spin-Off at the extraordinary shareholders’ meeting.

Costs Associated with the Spin-Off

The Company will assume the notary fees, duties and other costs incurred in connection with the Spin-Off, except for those fees, duties and other costs that by their nature are incurred by any subsidiary of the Company, which shall be assumed by that entity.

Third Party Approvals and Consents

With respect to any obligation of the Company that will be assigned to Enersis Chile, consent of the relevant creditor may be required in order for Enersis Chile to succeed to the rights and obligations of the Company. In these cases, failure to obtain consent from the creditor may require that the Company remain liable for such obligation of Enersis Chile. Enersis Chile will agree to indemnify the Company against liabilities of this kind.

Description of Distribution

Distribution of Enersis Chile Shares

Once the Separation is effective, Enersis Chile will apply to register the Enersis Chile Shares in the Securities Registry of the SVS and to list the Enersis Chile Shares for trading on the Chilean Stock Exchanges. Once the SVS has authorized the registration of the shares, the Enersis Chile Shares will be distributed to their legal holders. Distribution of shares that are not deposited with the Chilean Central Securities Depositary (DCV Registros, S.A., Depósito Central de Valores, or the “DCV”), the clearing system for securities traded on the Chilean Stock Exchanges, will be made against the presentation of the Enersis share certificates. For shares deposited with the DCV, distribution will generally be made by book-entry annotation in the shareholder list maintained by the DCV, by which holders of outstanding Enersis Shares will receive one Enersis Chile Share for each Enersis Share.

Holders of Enersis Shares as of a specified record date, referred to as the Share Record Date, will receive Enersis Chile Shares on the “Share Distribution Date.” The Company will advise shareholders at a later time of the Share Record Date and the Share Distribution Date. The Share Distribution Date will not occur until the registration of Enersis Chile Shares under Chilean and U.S. securities laws is effective. The Company cannot be certain when this will occur, but the Company expects it will be during the first quarter of 2016.

Following the Separation but prior to the Share Distribution Date, there will be no separate certificates for Enersis Chile Shares, and the right to receive Enersis Chile Shares will trade and be transferred together with Enersis Shares. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Enersis Shares or Enersis Chile Shares separately.

After the Spin-Off has become effective, distribution to shareholders of the Company will take place on the Share Distribution Date in the following manner:

•	Each holder of Enersis Shares will receive one Enersis Chile Share for each Enersis Share held; and

•	Holders of Enersis Shares will continue to own the same number of Enersis Shares.

Beginning on the Share Distribution Date, the Company expects that:

•	Enersis Chile Shares will commence trading on the Chilean Stock Exchanges;

•	Enersis Shares will trade on the Chilean Stock Exchanges separately from Enersis Chile Shares; and

•	Shareholders will be able to trade Enersis Shares and Enersis Chile Shares separately.

Distribution of Enersis Chile ADSs

In connection with the Spin-Off, Enersis Chile will file a registration statement (the “Spin-Off Registration Statement”) with the SEC to register the Enersis Chile Shares under the Exchange Act. As of the date of this Statement, the Spin-Off Registration Statement has not yet been filed with the SEC. After the Spin-Off Registration Statement is filed, it will be subject to review and comment by the SEC and amendment before it is declared effective by the SEC.

Upon the completion of the Spin-Off, each American Depositary Share (“ADS”) of the Company (“Enersis ADS”) will represent, in addition to 50 Enersis Shares, the right to receive 50 Enersis Chile Shares. Enersis Chile will arrange with a U.S. depositary bank to issue ADSs of Enersis Chile (“Enersis Chile ADSs”), each representing 50 Enersis Chile Shares. Applications will be made to list the Enersis Chile ADSs on the NYSE.

On a date, referred to as the “ADS Distribution Date,” as promptly as practicable after the Share Distribution Date, each record holder of Enersis ADSs as of a specified date, referred to as the “ADS Record Date,” will receive one Enersis Chile ADS for each Enersis ADS.

Enersis Chile ADSs will be issued and distributed to each record holder of Enersis ADSs at the close of business (New York time) on the ADS Record Date. The Company expects that the Depositary of the Enersis ADSs will announce the ADS Record Date and the ADS Distribution Date on or about the same date on which the Company announces the Share Record Date and the Share Distribution Date, although no assurances can be given that such an announcement will be made by such date.

Persons holding Enersis ADSs through the facilities of The Depository Trust Company, or DTC, will receive the distribution of Enersis Chile ADSs by book entry only, through the facilities of DTC. Persons holding Enersis ADSs directly will receive the distribution of Enersis Chile ADSs in the form of certificated American Depositary Receipts, representing Enersis Chile ADSs. These ADRs will be sent to direct holders of Enersis ADSs on or as soon as practicable after the ADS Distribution Date. Persons holding Enersis ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the Enersis Chile ADSs.

Beginning on the ADS Distribution Date, the Company expects that:

•	Enersis Chile ADSs will commence trading on the NYSE;

•	Enersis ADSs will trade on the NYSE separately from the Enersis Chile ADSs; and

•	ADS holders will be able to trade Enersis ADSs and Enersis Chile ADSs separately.

Intercompany Arrangements

Immediately after the Spin-Off, Enersis Américas will not own any Enersis Chile Shares or Enersis Chile ADSs and Enersis Chile will not own any Enersis Shares or Enersis ADSs. Under Chilean law, Enersis Américas will remain jointly and severally liable for the obligations of the Company assumed by Enersis Chile pursuant to the Spin-Off. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Enersis Américas of such liability and approving the Spin-Off.

Following the Spin-Off, there will be a variety of contractual relationships between Enersis Américas and Enersis Chile, both to accomplish the Spin-Off and to provide for ongoing relationships. These will be fully described in the Spin-Off Registration Statement. They fall into two broad categories:

Arrangements Related to the Approval of the Spin-Off. The separation of the two companies and the transfer of certain assets and liabilities of the Company to Enersis Chile will be effected by the action of the shareholders of the Company at the Meeting.

Intercompany Services. Enersis Américas and Enersis Chile will enter into intercompany agreements under which Enersis Chile will provide a variety of services to Enersis Américas. These services will include certain legal, financial, accounting, investor relations, data processing and other corporate support and administrative services. They will generally be provided at cost plus a specified percentage.

In addition, following the Spin-Off and the Endesa/Chilectra Spin-Offs, Enersis Chile and Enersis Américas may also have certain intercompany financial arrangements with Endesa Chile, Endesa Américas, Chilectra Chile and Chilectra Américas.

Risk Factors Relating to the Spin-Off

Certain risks relating to the Spin-Off are described below. You should carefully consider and evaluate them before you submit your vote.

The proposed Spin-Off may affect the Company’s stock price and there may not be a liquid market for the shares and ADSs of Enersis Américas after the Spin-Off.

Immediately following the Spin-Off, substantially all of the Company’s operations will be conducted in countries other than Chile, which could increase the business risk profile, be perceived to limit the diversification of the Company’s businesses and its growth potential and thus could cause the market price of the shares and ADSs of the continuing company, Enersis Américas, to decline. In addition, it is possible that the future trading of the shares and ADSs of the Enersis Américas will be less liquid than those of the Company before the Spin-Off, and the combined market values of the shares of Enersis Américas and Enersis Chile may be less than, equal to or greater than the market value of Enersis Shares before the Spin-Off.

There may not be a liquid market for the shares of Enersis Chile.

There is currently no public market for the Enersis Chile Shares. It is expected that the Enersis Chile Shares will be listed on the Chilean Stock Exchanges and the Enersis Chile ADSs will be listed on the NYSE after the effectiveness of the Spin-Off. There can be no assurance as to the liquidity of any markets that may develop for the Enersis Chile Shares or Enersis Chile ADSs or the price at which the Enersis Chile Shares or Enersis Chile ADSs may trade. Also, the liquidity and the market for the Enersis Chile Shares or Enersis Chile ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in Enersis Chile’s liquidity, financial condition, creditworthiness, results and profitability and uncertainty with respect to the consummation of the Merger. As a result, the initial trading prices of Enersis Chile Shares and Enersis Chile ADSs may not be indicative of future trading prices. In addition, trading volumes of Enersis Chile Shares and Enersis Chile ADSs, in the aggregate, may be significantly less liquid than trading volumes of the Enersis Shares and Enersis ADSs before the Spin-Off.

The historical performance of the Company’s Chilean businesses may not be representative of Enersis Chile’s performance as a separate company.

Enersis Chile’s combined financial statements will be based on the historical results of operations and historical bases of the assets and liabilities of the former Chilean businesses of the Company. Enersis Chile’s historical performance might have been different if it had been a separate, consolidated entity during the periods presented. The pro forma financial information included in this Statement is not necessarily indicative of what Enersis Chile’s results of operations, financial position and cash flows will be in the future. There may be changes that will occur in Enersis Chile’s cost structure, funding and operations as a result of its separation from the Company, including increased costs associated with reduced economies of scale, and increased costs associated with being a stand-alone publicly traded company.

Enersis Chile may face difficulty in financing its operations and capital expenditures following the Spin-Off, which could have an adverse impact on its business and results.

Enersis Chile may need to incur debt or issue additional equity in order to fund working capital and capital expenditures or to make acquisitions and other investments following the Spin-Off. There can be no assurance that debt or equity financing will be available to Enersis Chile on acceptable terms, if at all. As a result of the Spin-Off, it may also become more expensive for Enersis Chile to raise funds through the issuance of debt than it was prior to the consummation of the Spin-Off. If Enersis Chile is not able to obtain sufficient financing on attractive terms, it could have a material adverse effect on its business and results of operations.

The Spin-Off may not be completed if certain required conditions, many of which are outside of the Company’s control are not satisfied.

Completion of the Spin-Off is subject to conditions, including, but not limited to, satisfaction of the conditions precedent as described in “The Spin-Off—The Background and Description of the Spin-Off—Conditions Precedent,” and the absence of any order or injunction prohibiting the consummation of the Spin-Off.

Despite its best efforts, the Company may not be able to satisfy in a timely fashion the various conditions precedent, and such failure or delay in completing the Spin-Off may cause uncertainty or other negative consequences that may materially and adversely affect the Company’s performance, financial condition, results of operations, price per share of the Company’s common stock.

The Spin-Off and the Reorganization may be subject to judicial or administrative injunctions.

Shareholders of Enersis and Endesa Chile, AFP Hábitat and AFP Capital, brought action in the Santiago Court of Appeals in order to block the Reorganization and the matter is pending resolution. It is possible that additional actions may be brought by shareholders, bondholders, regulators or others seeking to enjoin the Spin-Off or the Reorganization. Any litigation may delay the Spin-Off and the Reorganization, distract management, divert resources, result in negative publicity or otherwise negatively affect the Spin-Off and the Reorganization.

Enersis Américas and Enersis Chile will need to rely on intercompany arrangements with each other and other affiliates.

Substantially all of the Company’s personnel will be assigned to Enersis Chile in connection with the Spin-Off, and Enersis Chile following the Spin-Off, will provide Enersis Américas with certain legal, financial, accounting, investor relations and other corporate support and administrative services. If Enersis Chile ceases to provide such services for any reason, Enersis Américas may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of Enersis Chile’s familiarity with the business of Enersis Américas, a substitute service provider may not be able to provide the same level of service. If Enersis Américas cannot locate a service provider that is able to provide substantially similar services as Enersis Chile, then it may result in a material adverse effect on the business of Enersis Américas.

Furthermore, Enersis Américas and Enersis Chile may also need to rely on certain intercompany arrangements with affiliates such as Endesa Chile, Endesa Américas, Chilectra Chile and Chilectra Américas and the loss of such intercompany arrangements may also have a material adverse effect on the business of Enersis Américas.

Purposes and Benefits of the Spin-Off

Under Chilean corporate law, the Company must provide shareholders and the SVS detailed information about the purposes and expected benefits of the Reorganization, including the Spin-Off, as well as the terms and conditions thereof, which the Board of Directors of the Company took into consideration in recommending the Spin-Off to shareholders for approval.

On November 5, 2015, the Board of Directors of the Company made public a presentation on the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger. The presentation indicated that the benefits of the Reorganization mainly involve the reduction of inefficiencies, optimization of means and resources, creation of a more efficient structure with improved visibility and a reduced discount holding structure, and increases in quantified efficiencies.

An English translation of the full text of the presentation on the purposes and expected benefits of the Reorganization is attached as Appendix A to this Statement and is incorporated herein by reference. The presentation on the purposes and expected benefits of the Reorganization is also available on the Company’s website at www.enersis.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Description of the Assets and Liabilities to be Assigned to Enersis Chile

Under Chilean corporate law, the Company must provide to shareholders and the SVS a description of the assets and liabilities of the Company to be assigned to Enersis Chile in the Spin-Off.

An English translation of the full text of the description of the assets and liabilities to be assigned to Enersis Chile is attached as Appendix B to this Statement and is incorporated herein by reference. The description of the assets and liabilities to be assigned to Enersis Chile is also available on the Company’s website at www.enersis.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Audited Historical Financial Information of Enersis

Under Chilean corporate law, the Company must provide shareholders and the SVS financial statements used for the Separation, which may not be older than 90 days from the date of the Meeting. The Company has provided consolidated audited financial statements of the Company as of and for the nine-months ended September 30, 2015, which were audited under the Chilean audit standards (the “Audited September 30, 2015 Financial Statements”).

In addition, under Chilean corporate law, the Company must provide shareholders and the SVS a report of the Board of Directors of the Company on significant changes to the assets, liabilities or shareholders’ equity, if any, that have occurred subsequent to the closing date of the Company’s consolidated statements of financial position as of September 30, 2015. If there are no such changes, the Board must expressly make a statement to that effect.

On November 5, 2015, the Board of Directors of the Company has certified that no significant changes to the assets, liabilities or shareholders’ equity have occurred subsequent to the closing date of the Company’s consolidated statements of financial position as of September 30, 2015 (the “Board Statement on Absence of Significant Changes”).

The Audited September 30, 2015 Financial Statements and the Board Statement On Absence of Significant Changes (both as originally furnished to the Company in Spanish, and translated into English for the convenience of investors) are available on the Company’s website at www.enersis.cl and are incorporated herein by reference.

The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translations).

Unaudited Pro Forma Condensed Combined Statements of Financial Position

Under Chilean corporate law, the Company must provide shareholders and the SVS pro forma statements of financial position that reflect the allocation of the assets, liabilities and equity of the Company to Enersis Chile in the Spin-Off, including pro forma combined statements of financial position for Enersis Américas and Enersis Chile as of the day following the date of the Audited September 30, 2015 Financial Statements. The Company has provided pro forma condensed combined statements of financial position of Enersis Américas and Enersis Chile as of October 1, 2015 (the “Unaudited Pro Forma Condensed Combined Statements of Financial Position”).

An English translation of the full text of the Unaudited Pro Forma Condensed Combined Statements of Financial Position is attached as Appendix C to this Statement and is incorporated herein by reference. The Unaudited Pro Forma Condensed Combined Statements of Financial Position are also available on the Company’s website at www.enersis.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Board Resolution

On November 5, 2015, a majority of the Board of Directors of the Company adopted resolutions regarding the Reorganization (the “Board Resolution”). The Board Resolution memorializes the conclusion by the majority of the Board of Directors of the Company that the Reorganization is in the best interest of the Company. One director, Mr. Rafael Fernández Morandé, dissented and his rationale is also explained in the Board Resolution. See “Board Resolution” and Appendix D for additional details.

Directors’ Committee Report

On November 4, 2015, the Directors’ Committee of the Company, an independent committee of the Company’s Board of Directors comprised of Messrs. Hernán Somerville Senn, Rafael Fernández Morandé and Herman Chadwick Piñera (the “Directors’ Committee”), issued a report to the Board of Directors with respect to its conclusions regarding the Reorganization in accordance with Official Letter No. 15,443 (the “Directors’ Committee Report”). See “Directors’ Committee Report” and Appendix E for additional details.

Estimated Timeline

The following is an estimated timeline of significant dates for implementation of the Spin-Off (dates are subject to change):

April 28, 2015	The Enersis Board of Directors authorized analysis of the Reorganization.

July 20, 2015	The SVS issued Official Letter No. 15,443 in response to a confidential submission made by Enersis with respect to certain aspects of the Reorganization transaction under Chilean law.

October 30, 2015	The Enersis Board of Directors and Directors’ Committee received the report of Rafael Malla, as the Chilean independent expert.

November 2, 2015	The Enersis Board of Directors and Directors’ Committee received the report of IM Trust, as Chilean financial advisor to the Directors’ Committee.

November 4, 2015	The Enersis Directors’ Committee issued the Directors’ Committee Report.

November 5, 2015	The Enersis Board of Directors received the presentations prepared by BofA Merrill Lynch, in its capacity as financial advisor to the Board of Directors in connection with and solely for the purpose of its evaluation of the Reorganization.

November 5, 2015	A majority of the Enersis Board of Directors determined that the Reorganization, including the Spin-Off and the Merger, is in the best interest of the Company.

November 10, 2015	The Enersis Board of Directors summoned an extraordinary shareholders’ meeting to approve the Spin-Off and other matters to be voted upon.

December 18, 2015	Extraordinary shareholders’ meeting to approve the Spin-Off and other matters to be voted upon.

December 2015	Assuming a favorable vote at the Meeting, Enersis files the Spin-Off Registration Statement with the SEC.

February 1, 2016	Separation effective.

February 2016	Spin-Off Registration Statement declared effective by the SEC.

February 2016	Registration of Enersis Chile Shares with the SVS, the Chilean Stock Exchanges and NYSE.

February 2016	Spin-Off effective; distribution of Enersis Chile Shares and Enersis Chile ADSs to the Company’s shareholders and ADS holders.

AMENDMENT OF THE BY-LAWS (ESTATUTOS) OF ENERSIS

The Board of Directors of the Company has approved, subject to the approval of the Spin-Off by shareholders of the Company, amendments to the by-laws of the Company effective as of the effectiveness of the Spin-Off, as follows:

•	To amend Article One to change the Company’s corporate name to “Enersis Américas S.A.”;

•	To amend Article Four to expand the Company’s business purposes to include loans to related companies, as well as subsidiaries and affiliate companies;

•	To amend Article Five to reflect the reduced authorized capital of the Company as a result of the Spin-Off to Ch$ 3,575,339,011,549 divided into 49,092,772,762 common and nominative shares, with the number and series of shares remaining unchanged; and

•	To add new Article Forty-Four to confirm that the Company will continue to be subject to Resolution No. 667 issued by the Honorable Comisión Resolutiva (the former antitrust authority) dated October 30, 2002, provided that: (i) the restrictions under such resolution will not apply to the Company with respect to the spin-off of Enersis Chile; and (ii) the Company may merge with Endesa Américas and Chilectra Américas on the basis that neither the parties to the Merger nor the company resulting from the Merger will participate in any way in the relevant markets within the Republic of Chile; and

•	To add transitory articles that specifically apply to the Company in connection with the Spin-Off.

The Board of Directors will also produce an amended and restated version of the Company’s by-laws reflecting the amendments approved by shareholders at the Meeting and any other amendments to such by-laws since the last amended and restated version was produced. The Board of Directors is presenting such amendments and the production of such amended and restated version of the Company’s by-laws for the consideration and vote of shareholders.

An English translation of the full text of the amended and restated version of the Company’s by-laws is attached as Appendix F to this Statement and is incorporated herein by reference. The amended and restated version of the Company’s by-laws is also available on the Company’s website at www.enersis.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

BY-LAWS (ESTATUTOS) OF ENERSIS CHILE

In connection with the approval of the Spin-Off, the Company’s shareholders will vote to approve the by-laws of Enersis Chile, which will be substantially the same as the amended and restated by-laws of the Company, except as follows:

•	Article Five will provide that the authorized capital of Enersis Chile will be Ch$ 2,229,108,974,538 divided into 49,092,772,762 registered ordinary shares, all of the same series and with no par value;

•	Article Nine bis will not be included given that it refers to a regulation that has been repealed;

•	Article Twenty-Four bis will not include references to Articles Nine bis and Thirty-Seven bis, which will not exist in the Enersis Chile by-laws;

•	New Article Forty-Four will state that Enersis Chile will be subject to Resolution No. 667 issued by the Honorable Comisión Resolutiva (the former antitrust authority) dated October 30, 2002, provided that the restrictions under such resolution shall not apply to Enersis Chile in respect of the spin-off from Enersis Américas;

•	A new Transitory Article Two will be added to confirm that Enersis Chile, from its incorporation, will voluntarily submit in advance to the rules established in Article 50 of the Chilean Companies Act relating to the election of independent directors and creation of a Directors’ Committee; and

•	Other transitory articles that specifically apply to Enersis Chile in connection with the Spin-Off.

An English translation of the full text of the proposed by-laws of Enersis Chile is attached as Appendix G to this Statement and is incorporated herein by reference. The proposed by-laws of Enersis Chile will also be available on the Company’s website at www.enersis.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

INTERIM BOARD OF DIRECTORS

The Board of Directors of Enersis Chile will initially consist of seven members who will be elected for an interim term by the Company’s shareholders at the Meeting to hold office until the first ordinary shareholders’ meeting of Enersis Chile expected to be held in April 2016 (the “2016 OSM”). The identities of the director nominees to be voted upon at the Meeting will be made available to the shareholders of the Company 10 days prior to the Meeting, in the case of independent director nominees, and at or prior to the Meeting, in the case of non-independent director nominees.

At the 2016 OSM, the entire Board of Directors consisting of seven members will be elected to a three-year term. Following the end of their term, they may be re-elected or replaced. If a vacancy occurs in the interim, the Board of Directors of Enersis Chile will elect a temporary director to fill the vacancy until the next ordinary shareholders’ meeting, at which the entire of Board of Directors will be elected to new three-year terms.

THE MERGER

The Merger will involve the merger of Enersis Américas, Endesa Américas and Chilectra Américas (then holding substantially all of the non-Chilean assets of the Company, Endesa Chile and Chilectra, respectively), with Enersis Américas continuing as the Surviving Company. The Merger is intended to create a company that is headquartered in Chile, but whose subsidiaries and affiliates operate in other Latin American countries with a streamlined corporate structure. The Merger is expected to occur by the third quarter of 2016, subject to the completion of the Endesa/Chilectra Spin-Offs and the Spin-Off and approval by shareholders holding at least two-thirds of the outstanding shares of the relevant companies.

In the Merger, the shares of Endesa Américas and Chilectra Américas will be converted into shares of the Surviving Company, which will be registered with the SVS. ADSs of Endesa Américas will be converted into ADSs of the Surviving Company. Shares and ADSs of Enersis Américas will not be changed in the Merger. In addition, a registration statement on Form F-4 registering the shares of the Surviving Company will be filed with the SEC in connection with the Merger. Following the Merger, the shares and ADRs of the Surviving Company will be listed and traded on the Chilean Stock Exchanges and the NYSE, respectively. Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of the Surviving Company and the former minority shareholders of the Company, Endesa Américas and Chilectra Américas will own the minority interest in the Surviving Company.

The shareholders of the Company are not being asked to vote on the Merger at this time and the consummation of the Endesa/Chilectra Spin-Offs and Spin-Off are not contingent on shareholder approval of the Merger. The Merger will be subject a separate vote and approval by the shareholders holding at least two-thirds of the outstanding shares of each of Enersis Américas, Endesa Américas and Chilectra Américas.

Separate extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas to vote on the Merger will be held at the appropriate time and a proxy statement/prospectus relating to the Merger will be distributed to shareholders prior to such meetings.

There can be no assurance as to whether or when the Merger will be consummated. As a result, in the event that the Endesa/Chilectra Spin-Offs and the Spin-Off become effective and the Merger is not consummated, Enersis Américas, Endesa Américas and Chilectra Américas will remain as separate publicly traded companies, similar to the current structure of Enersis, Endesa Chile and Chilectra and the expected structure of Enersis Chile, Endesa Chile and Chilectra following the Endesa/Chilectra Spin-Off and the Spin-Off.

Purposes and Benefits of the Merger

In accordance with Official Letter No. 15,443, the Company must provide to shareholders and the SVS detailed information about the purposes and expected benefits of the Reorganization, including the Merger.

On November 5, 2015, the Board of Directors of the Company made public information about the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger. The presentation indicated that the benefits of the Reorganization mainly involve the reduction of inefficiencies, optimization of means and resources, creation of a more efficient structure with improved transparency and a reduced discount holding structure, and increases in quantified efficiencies.

An English translation of the full text of the information about the purposes and expected benefits of the Reorganization is attached as Appendix A to this Statement and is incorporated herein by reference. The information about the purposes and expected benefits of the Reorganization, including the Spin-Off and the Merger, is also available on the Company’s website at www.enersis.cl in Spanish and in English.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Estimated Valuations and Merger Exchange Ratios

Based on the pro forma information as of June 30, 2015 and the valuation reports received by the Board of Directors and the Directors’ Committee, a majority of the Board of Directors has determined that the number of shares of Enersis Américas to be paid by Enersis Américas as consideration for the stock of Endesa Américas and Chilectra Américas in connection with the Merger (the “Merger Exchange Ratios”) are estimated to be as follows:

	Number of shares of Enersis Américas for each
	Minimum	Maximum
Endesa Américas share	2.3	2.8
Chilectra Américas share	4.1	5.4

Estimated Timeline

The following is an estimated timeline of significant dates for implementation of the Merger (dates are subject to change):

March 2016	Enersis Américas files registration statement on Form F-4 for the Merger with the SEC.

May 2016	Registration statement on Form F-4 for the Merger declared effective by the SEC.

May 2016	The Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas summon extraordinary shareholders’ meetings to approve the Merger and other matters to be voted upon.

June 2016	Enersis Américas, Endesa Américas and Chilectra Américas extraordinary shareholders’ meetings to approve the Merger and other matters to be voted upon.

July 2016	Merger effective.

BOARD RESOLUTION

On November 5, 2015, a majority of the Board of Directors of the Company adopted the Board Resolution, which reflects the Board of Directors’ analysis regarding (i) the objectives and expected benefits of the Reorganization, (ii) the terms and conditions thereof, and (iii) the consequences, implications or contingencies relating to the Reorganization. The Board Resolution memorializes the conclusion by the majority of the Board of Directors that the Reorganization is in the best interest of the Company. One director, Mr. Rafael Fernández Morandé, dissented and his rationale is also explained in the Board Resolution.

An English translation of the full text of the Board Resolution is attached as Appendix D to this Statement and is incorporated herein by reference. The Board Resolution (both as originally furnished to the shareholders of the Company in Spanish and translated into English for the convenience of investors) is also available on the Company’s website at www.enersis.cl.

The full text of the Board Resolution describes the assumptions made, procedures followed, matters considered and limitations on the evaluation undertaken in connection with such resolutions and is subject to the qualifications and limitations set forth therein. The English translation is not to be construed as being identical in context to the Spanish document (which will prevail in the event of any discrepancy with the English translation).

DIRECTORS’ COMMITTEE REPORT

On November 4, 2015, the Directors’ Committee issued the Directors’ Committee Report to the Board of Directors of the Company with respect to its conclusions regarding the Reorganization. The Directors’ Committee Report memorializes the conclusion by a majority of the Directors’ Committee that the Reorganization is in the best interest of the Company and the recommended estimate of the Merger Exchange Ratios. One director, Mr. Rafael Fernández Morandé, dissented and his rationale is also explained in the Directors’ Committee Report.

An English translation of the full text of the Directors’ Committee Report is attached as Appendix E to this Statement and is incorporated herein by reference. The Directors’ Committee Report (both as originally furnished to the Company in Spanish, and translated into English for the convenience of investors) is also available on the Company’s website at www.enersis.cl.

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation). The full text of the Directors’ Committee Report describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the Directors’ Committee Report and is subject to the qualifications and limitations set forth therein.

REPORT OF CHILEAN INDEPENDENT EXPERT APPOINTED BY THE BOARD

In accordance with Official Letter No. 15,443, the Company’s Board of Directors engaged Rafael Malla as the Chilean independent expert for the Company to conduct an independent expert appraisal of the estimated values of the parties to the Merger (Enersis Américas, Endesa Américas and Chilectra Américas) and the estimated Merger Exchange Ratios with respect to the exchange of shares of Endesa Américas and Chilectra Américas for shares of Enersis Américas in the Merger, within the context of the Reorganization.

On October 30, 2015, Mr. Malla furnished his report (the “Chilean Independent Expert’s Report”) to the Board of Directors of the Company. The Chilean Independent Expert’s Report includes (i) the estimated values of Enersis Américas, Endesa Américas and Chilectra Américas both before and after the Merger and (ii) the estimated Merger Exchange Ratios.

The Chilean Independent Expert’s Report (both as originally furnished to the Company in Spanish, and translated into English for the convenience of investors) is available on the Company’s website at www.enersis.cl and is incorporated herein by reference.

The full text of the Chilean Independent Expert’s Report describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the Chilean Independent Expert’s Report and is subject to the qualifications and limitations set forth therein. The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

PRESENTATION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS

The Company engaged BofA Merrill Lynch as its financial advisor in connection with the Reorganization.

At the November 5, 2015 meeting of the Board of Directors, BofA Merrill Lynch delivered its oral presentations for the benefit and use of the Board of Directors (in its capacity as such) in connection with and solely for the purpose of its evaluation of the Reorganization, which was confirmed by delivery of the written presentations, dated as of November 5, 2015, and based on and subject to various assumptions and limitations described at such meeting or as set forth in the written presentations or herein (the “presentations”).

BofA Merrill Lynch’s written presentations are qualified in their entirety by the assumptions and limitations included therein and herein. The presentations are not to be considered a fairness opinion, and accordingly, the Company did not ask BofA Merrill Lynch to, and the presentations did not, address the fairness, from a financial point of view or otherwise, of the Reorganization, or any consideration received, or to be received, by any party in connection therewith, nor did it express any opinion or view as to any terms or other aspects of the Reorganization, including, without limitation, the form, structure or benefits of the Reorganization. BofA Merrill Lynch expressed no opinion or view as to the merits of the underlying decision by the Company or its affiliates (including, but not limited to, Endesa Chile and Chilectra) to proceed with or effect the Reorganization or any document or transaction entered into in connection therewith or the relative merits of the Reorganization as compared to any alternative transactions or business strategies that might be available to Enersis or in which Enersis might engage. BofA Merrill Lynch did not express any opinion or view, and the presentations did not constitute a recommendation to the Board of Directors or any member thereof, the management or any shareholder of the Company, or any other person or party with respect to the Reorganization, including, but not limited to, a recommendation as to how any member of the Board of Directors or any shareholder of the Company should vote with respect to the Reorganization or any other matter. The presentations do not in any manner address what the future performance or value of Enersis, Enersis Américas, Endesa Chile, Endesa Américas, Chilectra and Chilectra Américas will be or the prices at which any securities have traded or may trade at any time in the future and the estimates thereof included in the presentations are not necessarily indicative of actual future performance or values, which may be significantly more or less favorable than such estimates.

In preparing the presentations, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Enersis, Endesa Chile and Chilectra. The presentations were necessarily based upon financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its presentations. It should be understood that subsequent developments may affect the analyses set forth in the presentations, and BofA Merrill Lynch does not have any obligation to update or otherwise revise or reaffirm, or to advise any person of any change in any fact or matter affecting, the presentations of which BofA Merrill Lynch became, or becomes, aware after November 5, 2015.

The presentations may not have considered all issues or information related to any or all matters which could be relevant to the Board of Directors or, with respect to the matters actually considered, that could be considered with a scope, or level of depth, detail or specificity appropriate for the Board of Directors. The presentations were not originally prepared with the view towards public dissemination or disclosure, or to conform to the disclosure of standards under any foreign, federal, state or local securities laws.

It should be understood that any valuations, financial and other forecasts and/or estimates or projections and other assumptions contained in the presentations involved numerous and significant subjective determinations and assumptions by the management of the Company or, in certain cases, the managements of Endesa Chile or Chilectra, which may not be correct. As a result, it is expected that actual results may vary materially from the results set forth in the presentations. In preparing the presentations, BofA Merrill Lynch assumed and relied upon, without independent verification, and with the Company’s knowledge and permission, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it by and relied upon the assurances of the management of the Company, or, in certain cases, the managements of Endesa Chile or Chilectra, that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to any projections or assumptions, BofA Merrill Lynch was advised by the Company, and assumed, at the direction of the Company, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company or, in certain cases, the managements of Endesa Chile or Chilectra, as to the future financial performance of Enersis, Endesa Chile and Chilectra, and other matters covered thereby. In addition, BofA Merrill Lynch assumed that any such information was obtained and prepared by the Company, Endesa Chile or Chilectra, as the case may be, and made available to BofA Merrill Lynch in compliance with Chilean law and regulations. Deutsche Bank did not develop its own independent forecasts, projections or assumptions with respect to the business or prospects of the Company, Chilectra, Endesa Américas, Enersis Américas or the impact of the Reorganization on any such parties.

BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Enersis, Endesa Chile or Chilectra, nor did it make any physical inspection of the properties or assets of Enersis, Endesa Chile or Chilectra. BofA Merrill Lynch did not evaluate the solvency or fair value of Enersis, Endesa Chile or Chilectra under any state, federal or other laws in any jurisdiction relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Enersis, that the Reorganization would be consummated in accordance with the terms described to BofA Merrill Lynch by the Board of Directors and the senior management of Enersis, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Reorganization, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Enersis, Endesa Chile or Chilectra or the contemplated benefits of the Reorganization.

REPORT OF CHILEAN FINANCIAL ADVISOR TO THE DIRECTORS’ COMMITTEE

In accordance with Chilean corporate law, the Directors’ Committee engaged IM Trust, a financial advisor firm in Chile, to conduct an independent appraisal of the Reorganization.

On November 2, 2015, IM Trust furnished its report (the “Chilean Financial Advisor Report”) to the Directors’ Committee. The Chilean Financial Advisor Report provides (i) an analysis of the strategic rationale and potential impacts on value and risks associated with the Reorganization in order to assess its contribution to the best interests of the Company and (ii) an estimate of the relative values of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger.

The Chilean Financial Advisor Report (both as originally furnished to the Directors’ Committee in Spanish, and translated into English for the convenience of investors) is available on the Company’s website at www.enersis.cl and is incorporated herein by reference.

The full text of the Chilean Financial Advisor Report describes the assumptions made, procedures followed, matters considered and limitations on the assessment undertaken in connection with the Chilean Financial Advisor Report and is subject to the qualifications and limitations set forth therein. The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

Appendix A

Description of the Purposes and Benefits of the Reorganization

A - 1

Description of the Purposes and Benefits of the Reorganization

Expected benefits from the Reorganization

Santiago, 11/05/2015

enersis

Santiago, 11/05/2015 Expected benefits from the Reorganization Description of the Purposes and Benefits of the Reorganization

enersis

Transaction highlights

New geographic and business organization focus

Current structure

Enersis
99.1%
60.0%
Chilectra
Endesa Chile
CHI
ARG
BRA
COL
PE

Cross shareholdings

Post-reorganization

Pure Chilean player	Latin America investment vehicle (Chile based)

Enersis Chile
99.1%
60.0%
Chilectra
Endesa Chile
Chilean Dx player
Chilean Gx player
Enersis Americas
ARG
BRA
COL
PE
Distribution and generation

■ Listed

2

Listed Post-reorganization Pure Chilean player Latin America investment vehicle (Chile based) Chilectra Endesa Chile 99.1% 60.0% Chilean Dx player Chilean Gx player Enersis Chile Distribution and generation Enersis Americas ARG BRA COL PE Cross shareholdings Transaction highlights New geographic and business organization focus Current structure 99.1% 60.0% Enersis Chilectra Endesa Chile CHI ARG BRA COL PE

Transaction rationale

Current situation

✗ **Complex corporate structure**

1. Misalignment of interests
2. Inefficient decision making process
3. Difficulty implementing differentiated strategies for each market
4. Cross shareholdings and low asset visibility
5. High level of cash flow leakage

3

Current situation Largest power platform in Latin America with unique and well diversified portfolio of assets û Complex corporate structure Transaction rationale The reorganization plan results in a more efficient and focused structure to maximize value creation Misalignment of interests 1 High level of cash flow leakage 5 Cross shareholdings and low asset visibility 4 Inefficient decision making process 2 Difficulty implementing differentiated strategies for each market 3

Transaction highlights

1 Interest alignment – Emgesa and Edegel case studies

enersis

Current structure

enersis
60%
endesa chile
26.9%
62.5%
21.6%
EMGESA
(generation)
EDEGEL
(generation)
21.1%
Non controlling interest
Controlling interest

Post-reorganization

enersis
Americas
48.5%
83.6%
EMGESA
(generation)
EDEGEL
(generation)

4

Perception of interest misalignment between Endesa Chile and Enersis over investment policy (e.g. recent acquisition of 21% stake in Edegel by Enersis) Accounting consolidation does not reflect control (e.g. Enersis yields to Endesa Chile the voting rights related to Emgesa) Ownership stakes combined under one single controlling entity A single investment vehicle for both generation and distribution in Latam 60% Current structure Post-reorganization Americas 1 Interest alignment – Emgesa and Edegel case studies Transaction highlights EDEGEL (generation) EMGESA (generation) 21.6% 26.9% 62.5% 21.1% EDEGEL (generation) EMGESA (generation) 48.5% 83.6% Non controlling interest Controlling interest

Transaction highlights

2 Leaner decision making process – Ampla case study

Current structure[1]

1
enersis
60%
99%
2
endesa chile
chilectra
3
50%
35%
11%
ENEL Brazil
(holding)
4
99%
AMPLA
(distribution)

Post-reorganization

enersis
Americas
1
~100%
ENEL Brazil
(holding)
99%
2
AMPLA
(distribution)

5

Multiple decision layers Delay in strategy implementation Potential for conflict of interest (e.g. over development of distribution in Brazil) One single vehicle for all relevant decisions Streamlined decision process ENEL Brazil (holding) 50% 35% 11% 60% 99% AMPLA (distribution) 99% 1 2 3 4 Current structure1 Post-reorganization ~100% 99% 1 2 AMPLA (distribution) Americas ENEL Brazil (holding) 2 Leaner decision making process – Ampla case study Transaction highlights 1 Simplified structure: Edegel has a 4% stake in Enel Brazil

Enersis Americas Enersis Chile Moderate growth in energy demand, nearing growth rates of developed countries and increased competition in the power generation sector Relatively inelastic average wholesale prices backed by long term contracts Energy contracts indexed to US$, protecting margins from currency devaluations Difficulties in development of large-scale projects Opposition from local communities against operating plants and future projects Frequent changes in regulation Infrastructure update needs Focus in losses reduction and quality improvement: smart metering implementation mainly to detect and reduce fraud Consumption growing rapidly per capita and due to rapidly expanding metropolitan areas Higher receptivity by basic services Generation Distribution & retail Stable regulatory framework in distribution (over 30Y of history) Modern infrastructure receptive to efficiency add-ons (e.g. digital meters) Low level of technical losses (c. 5%) Growing clients in metropolitan areas High receptiveness to the supply and value added services Significant growth potential in energy demand More volatile markets Regulatory frameworks subject to change Focus on efficiencies and cost reductions required Broader Greenfield opportunities 3 Distinctive industrial approaches … Transaction rationale

Enersis Americas Enersis Chile Flexibility and operational efficiency in existing plants Investments for recovery and incremental availability of thermoelectric plants in Chile Development and flexible pipeline of medium-sized projects Gas portfolio optimization (synergies between thermoelectric and industrial/residential sectors) Investments in sustainability Investment plan for reduction in energy losses and interruptions Public lighting and electric transportation in Colombia Generation Distribution & retail Development in energy efficiency and lighting Investment plan in Dx network quality and increase in automation Services in energy management solutions based on electricity (Full electric) New generation plants in where the Group has presence 3 …require tailored strategies Transaction rationale Finalize integration of personnel by country Cash pooling Structure rationalization (Colombia, Peru) Central Cost Holding efficiencies

KPI Enersis Americas KPI Chile P&L by plant Optimization of fuels portfolio—gas flexibility Maximize availability of existing capacity Investments in sustainability and the environment Immediate cash flow generation Valued-added services proposition (insurance, credit cards)—more frequent regulatory changes SAIDI service level Energy losses Generation Distribution & retail Development of new technologies (smart meters) Services in energy management solutions based on electricity (Full electric) Stable regulation New capacity Investment for efficiency recovery Medium-term EBITDA growth Improved ability to measure management’s results Transaction rationale 3

Transaction rationale

4 5 Reduced cross shareholdings and higher visibility

enersis

1. Significant reduction in minority interest
2. Greater cash retention due to lower leakage
3. Only holding company to invest in LatAm ex Chile

Relevant subsidiaries	Country	Economic interest (%)			Post transaction ownership
		Enersis	Endesa	Chilectra	
Ampla	Brazil	45.3%	17.4%	36.7%	99.3%
Coelce	Brazil	45.2%	21.9%	6.6%	73.7%
Cachoeira	Brazil	50.9%	37.0%	11.2%	99.1%
Cien	Brazil	51.0%	37.1%	11.3%	99.3%
Fortaleza	Brazil	51.0%	37.1%	11.3%	99.3%
Emgesa	Colombia	21.6%	26.9%	-	48.5%[1]
Codensa	Colombia	39.1%	-	9.4%	48.5%[1]
Endesa Costanera	Argentina	-	75.7%	-	75.7%
Hid. el Chocón	Argentina	-	65.4%	-	65.4%
Edesur	Argentina	37.6%	0.5%	34%	72.1%
Edelnor	Peru	60.0%	-	15.6%	75.7%
Edegel	Peru	21.1%	62.5%	-	83.6%
Piura	Peru	96.5%	-	-	96.5%

Leakage (minority interests)

Lack of visibility (non-consolidated subsidiaries)

Not controlling stakes

Note:
1. Owns less than 50% but consolidates

9

5 Reduced cross shareholdings and higher visibility Transaction rationale As a result of the reorganization, shareholders would benefit from a much simpler structure and greater visibility: Significant reduction in minority interest Greater cash retention due to lower leakage Only holding company to invest in LatAm ex Chile 1 2 3 Note: Owns less than 50% but consolidates Not controlling stakes 4 Leakage (minority interests) Lack of visibility (non-consolidated subsidiaries) Relevant subsidiaries Country Economic interest (%) Post transaction ownership Enersis Endesa Chilectra Ampla 45.3% 17.4% 36.7% 99.3% Coelce 45.2% 21.9% 6.6% 73.7% Cachoeira 50.9% 37.0% 11.2% 99.1% Cien 51.0% 37.1% 11.3% 99.3% Fortaleza 51.0% 37.1% 11.3% 99.3% Emgesa 21.6% 26.9% - 48.5%1 Codensa 39.1% - 9.4% 48.5%1 Endesa Costanera - 75.7% - 75.7% Hid. el Chocón - 65.4% - 65.4% Edesur 37.6% 0.5% 34% 72.1% Edelnor 60.0% - 15.6% 75.7% Edegel 21.1% 62.5% - 83.6% Piura 96.5% - - 96.5%

Transaction rationale

Implementation of business efficiencies

Annual savings	enersis chile MMUS$	enersis Americas MMUS$
OPEX[1]	~90	~220
Staff & Services expenses[1]	~10	~42
Cash pooling and financial expenses	n.a.	~15
Tax	n.a.	~50
Total	**~100**	**~327**

Note:
1. Comparison data: 2019 vs real 2015

10

~220 ~42 ~15 ~50 ~327 Note: Comparison data: 2019 vs real 2015 ~90 ~10 n.a. ~100 MMUS$ MMUS$ n.a. Transaction rationale Implementation of business efficiencies Annual savings OPEX1 Cash pooling and financial expenses Tax Total Staff & Services expenses1

New local and global procurement process ACTIONS Investments in the Remote Plan to reduce reaction time when power failures occur (Medium Voltage) Investments in the quality of supply to reduce the number of failures, allowing improvements in the maintenance of Low Voltage's network (corrective, preventive and predictive) ICT plans to improve the process of customer service, sales, billing, collection and market intelligence Technical support and assistance from GBL to identify and share best practices, standardizing scales, multi skill crews and contracts with larger magnitude The implementation of the e-order system allows improvements in the efficiency and the operative management of the field crews, in the logistics management and reduction of back office activities Improvement of own staff productivity: simplification of the foreign subsidiaries reports, elimination of regional activities and convergence plan Dx Chile Opex (USD real/Client) xxx OPEX Efficiencies: 2016-2020 Business Plan Efficiencies Plan – Opex trend for Dx in Chile (Homogenenous costs as of 2014. Fx rates and inflation, net of non-recurring and perimeter effects).

Efficiencies: 2016-2020 Business Plan

Efficiencies Plan – Opex trend Dx Americas

enersis

Dx Americas Opex (USD real/Client)- Without Argentina

	2019/15
Delta Opex	-28%
Delta Opex/Cl.	-37%

70,6
66,1
55,6
49,9
45,6
41,3
735
714
626
581
548
513
XXX OPEX
Opex/cliente
2014
2015
2016
2017
2018
2019

ACTIONS

12

Improvements in legal process The implementation of the smart meters, allowing for savings in the process of reading, disconnection and reconnection of supply due to remote monitoring and operation ACTIONS Investments in the Remote Plan to reduce reaction time when power failures occurs (Medium Voltage) New local and global procurement process Investments in the quality of supply to reduce the number of failures, allowing improvements in the maintenance of Low Voltage's network (corrective, preventive and predictive) Dx Americas Opex (USD real/Client)- Without Argentina xxx OPEX Improvement of own staff productivity: Convergence plan and renewal of the telecommunications network Efficiencies: 2016-2020 Business Plan Efficiencies Plan – Opex trend Dx Americas (Homogenenous costs as of 2014. Fx rates and inflation, net of non-recurring and perimeter effects).

Efficiencies: 2016-2020 Business Plan

Efficiencies Plan – Opex trend for Gx in Chile

enersis

Gx Chile Opex (kUSD real/MW)

	2019/15
Delta Opex	-22%
Delta Opex/MW	-24%

35,9
36,1
33,6
30,7
28,3
225
227
211
193
182
178
XXX
OPEX
Opex/MW
2014
2015
2016
2017
2018
2019

ACTIONS

13

ACTIONS Gx Chile Opex (kUSD real/MW) xxx OPEX (Homogenenous costs as of 2014. Fx rates and inflation, net of non-recurring and perimeter effects). Efficiencies: 2016-2020 Business Plan Efficiencies Plan – Opex trend for Gx in Chile Improvement of own staff productivity: greater integration with the global structures of the Enel Group and elimination of regional activities Optimization of the contracts of Operation and Generation ‘s fleet Maintenance Optimization of the stations’ contracts for monitoring services Optimization of the scheduled stop coal plant plan with improved availability Centralization of the HYDRO Plant Control (CEN project) New local and global procurement process

Efficiencies: 2016-2020 Business Plan

Efficiencies Plan – Opex trend Gx Americas

Gx Americas Opex (kUSD real/MW)

2019/15
Delta Opex -7%
Delta Opex/MW -9%
30,2
27,3
27,7
26,5
25,7
24,7
312
294
299
287
284
273
XXX OPEX
Opex/MW
2014
2015
2016
2017
2018
2019

14

Optimization of the contracts of Operation and Generation ‘s fleet Maintenance Less licenses and efficiencies in ICT transformation processes ACTIONS Optimization of the scheduled stop coal plant plan in Colombia Centralization of the HYDRO Plant Control New local and global procurement process Hydro efficiency improvement Gx Americas Opex (kUSD real/MW) xxx OPEX Improvement of own staff productivity: incorporating best practices from Gx companies of Enel Group in worldwide (Homogenenous costs as of 2014. Fx rates and inflation, net of non-recurring and perimeter effects). Efficiencies: 2016-2020 Business Plan Efficiencies Plan – Opex trend Gx Americas

Appendix B

Description of the Assets and Liabilities to be Assigned to Enersis Chile

B - 1

DESCRIPTION OF KEY ASSETS AND LIABILITIES ALLOCATED TO THE NEW COMPANY

ENERSIS CHILE S.A.

PROFORMA STATEMENT OF FINANCIAL POSITION AT 10-01-2015

	Amounts expressed in thousands of Chilean pesos
CURRENT ASSETS
Cash and cash equivalents		68,527,655
Cash on hand	104,178
Banks	596,529
Time deposits domestic currency	12,479,760
Time deposits foreign currency	2,331,296
Repurchase sale agreements	53,013,878
Mutual funds	2,013
Other current financial assets		13,132
Time deposits pledge as security	13,132
Other current non-financial assets		550,934
Insurance	27,924
Advances to suppliers	516,116
Expenses pending reimbursement	6,894
Trade and other current receivables		4,186,792
Special invoicing client	21,723
Miscellaneous receivables	612,499
Employee receivables	3,552,569
Current accounts receivable from related companies		6,181,700
Empresa Nacional de Electricidad, S.A.	74,601
Endesa Latinoamérica S.A.	47,244
Distrilec Inversora S.A.	1,305
Codensa S.A. E.S.P.	4,246
Emgesa S.A. E.S.P.	22,376
Chilectra Chile S.A.	2,663,826
Chilectra Américas S.A.	58,895
Empresa Eléctrica de Colina Ltda.	7,981
Endesa Chile S.A.	851,296
Endesa Americas S.A.	17,753
Empresa Eléctrica Pehuenche S.A.	1,453
Luz Andes Ltda.	1,247
Compañía Electrica Tarapaca S.A.	735,969
Servicios Informáticos e Inmobiliarios Ltda.	999,679
Sociedad AgrÍcola de Cameros Ltda.	1,224
Central Eólica Canela S.A.	854
Enel Ingegneria & Ricerca Spa.	17,974
Gas Atacama Chile S.A.	371,184
Edegel S.A.A.	16,151
Enel Italia Servizi S.R.L.	166,399
Enel Spa.	120,040
Inventories		7,954,480
Three-phase and radial feed aerial transformers, copper cable and aluminum cable.	2,174,841
Lights, cells, connectors, disconectors and resistances.	1,467,127
Subtations structure, transformers.	964,282
Three-phase switchers, auto-transformers protect network and restorers.	597,833
Three-phase aerial transformer 30kva, Transformador aéreo trifásico 30kva , fuse disconnector and steel cap screws.	526,760
Nozzle for cable 2x4 and 2x6 millimeters.	441,600
Transformer distribution 1000 12kv and dry-type transformers encapsulated.	408,511
Voltage regulator 1f 23kv. and ornamental posts.	310,996
Screw aluminum connectors and thermal connectors.	158,701
Barbed fitting connector 25/95 millimeters and aluminum and copper cable connectors.	154,057
Led optics 200 mm and sodium lights.	142,541
Junction box, resistance groungind and power tansformers.	128,367
Screen control cable 4x4 mm2 19h, three-phase reconnector 25kva.	94,596
Other	384,268
TOTAL CURRENT ASSETS	87,414,693	87,414,693

NON-CURRENT ASSETS
Investment in related companies			2,011,035,085
Endesa Chile S.A.		1,632,934,394
Chilectra Chile S.A.		362,190,142
Servicios Informáticos e Inmobiliarios Ltda.		6,768,836
Luz Andes Ltda.		1,581
Compañía Electrica Tarapaca S.A.		9,140,131
Intangible assets			1,646,670
Acquisition cost	4,630,737	1,646,670
Accumulated amortization	(2,984,067)
Property, plant and equipment			1,718,233
Land		132,000
Acquisition cost	132,000
Accumulated depreciation	—
Communications (equipment)		49,165
Acquisition cost	160,712
Accumulated depreciation	(111,547)
Information Processing Equipment		506,643
Acquisition cost	2,435,697
Accumulated depreciation	(1,929,054)
Furniture		961,036
Acquisition cost	2,295,150
Accumulated depreciation	(1,334,114)
Machinery		989
Acquisition cost	30,669
Accumulated depreciation	(29,680)
Vehicles		68,400
Acquisition cost	213,985
Accumulated depreciation	(145,584)
Deferred tax assets			1,507,778
Post-employement benefits		233,015
HR provisions		1,088,161
Other provisions		326,330
Inventories		135,841
Intangibles		(270,033)
Financial debt		(5,536)
TOTAL NON-CURRENT ASSETS		2,015,907,766	2,015,907,766
TOTAL ASSETS		2,103,322,459	2,103,322,459

CURRENT LIABILITIES
Trade and other curren payables		10,389,346
Dividends payable	126,487
Suppliers domestic currency	2,054,569
Suppliers foreign currency	366,413
Suppliers pending invoices receipt	6,839,180
Withholdings to suppliers/contractors	197
Creditors domestic currency	272,492
Creditors foreign currency	28,319
Guarantee formally received	58,206
Accounts payable	69,253
VAT debit	51,063
Taxes on fees and compensations	4,942
Additional tax	120,495
Second category tax	395,445
Other	2,286
Current accounts payable to related companies		47,065,142
Empresa Nacional de Electricidad, S.A.	303,587
Endesa Latinoamérica S.A.	13,766
Emgesa S.A. E.S.P.	1,620
Enel Energy Europe	573
Chilectra Chile S.A.	534,462
Endesa Chile S.A.	217,872
Compañía Eléctrica Tarapaca S.A.	556,648
Servicios Informáticos e Inmobiliarios Ltda.	44,563,250
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	2,239
Enel Italia Servizi Srl.	12,690
Enel Spa.	787,436
Enel Produzione Spa.	70,999
Other current provisions		661,366
Provisions for contingencies	661,366
Other current non-financial liabilities		4,769,018
Provision for employee payments	74,352
Provision for Christmas bonus	16,026
Provision for performance evaluation	1,842,364
Provision for vacation bonus	27,945
Provision for participation	220,749
Provision for vacations	1,646,889
Provision for fidelity plan	706,507
Remunerations payable	3,032
Union withholdings	4,081
Miscellaneous withholdings	26,799
Health and pension institutions	200,274
TOTAL CURRENT LIABILITIES	62,884,871	62,884,871

NON-CURRENT LIABILITIES
Non-current provisions for employee benefits		10,877,300
Severance indemnities general payroll	6,955,799
Severance indemnities confidential payroll	2,322,712
Beneficios post jubilatorios personal pasivo	1,598,789
Other non-current non-financial liabilities		4,091
Creditors domestic currency	789
Creditors foreign currency	3,302
TOTAL NON-CURRENT LIABILITIES	10,881,391	10,881,391
TOTAL LIABILITIES	73,766,262	73,766,262
EQUITY
Issued capital		2,229,108,975
Shares	2,229,108,975
Retained earnings		352,709,352
Accumulated earnings	352,709,352
Other reserves		(552,262,129)
Miscellaneous reserves	(552,262,129)
Equity attributable to owners of parent	2,029,556,197	2,029,556,197
TOTAL EQUITY	2,029,556,197	2,029,556,197
TOTAL EQUITY AND LIABILITIES	2,103,322,459	2,103,322,459

Appendix C

Unaudited Pro Forma Condensed Combined Statements of Financial Position

C - 1

Pro-Forma Consolidated Statements of Financial Position

ENERSIS S.A. Y FILIALES

(“ENERSIS CHILE” Y “ENERSIS AMERICAS”)

Santiago, Chile

October 1, 2015

INTRODUCTION TO THE PRO FORMA CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION OF ENERSIS S.A. AND SUBSIDIARIES (“ENERSIS CHILE”

AND “ENERSIS AMÉRICAS”) AS OF OCTOBER 1, 2015

The following pro forma consolidated statements of financial position of Enersis S.A. and subsidiaries (“Enersis Américas” and “Enersis Chile”) as of October 1, 2015 are derived from the consolidated financial statements of Enersis S.A. and subsidiaries (hereinafter “Enersis” or “Enersis S.A.”) as of September 30, 2015 (hereinafter, the “historical financial statements”). These pro forma consolidated statements of financial position have been review by our independent auditors EY Limited (“EY”) according to the Attestation Standards of the Chilean Association of Accountants according to section AT 401 (“Reporting on Pro forma Financial Information”).

Based on the requirements under Title IX, article 147, section c), of the Chilean Companies Act. (“Ley de Sociedades Anónimas”), the date of the pro forma consolidated statements of financial position is the date following the consolidated statement of financial position date that serves as the basis for the spin-off. Given that the consolidated statement of financial position use as a base for the spin-off is date September 30, 2015, the pro forma consolidated statement of financial position are dated October 1, 2015.

These pro forma consolidated statements of financial position consist of: (a) a pro forma consolidated statement of financial position as of October 1, 2015; and (b) certain accompanying notes, mainly the assumptions used by management for developing the pro forma consolidated statements of financial position of “Enersis Américas” and “Enersis Chile.”

The objective of preparing these pro forma consolidated statements of financial position is to present which would have been the significant effects on historical financial information, as if the transaction had been proposed on an earlier date under the assumptions described in Note 4.

This objective has been achieved by applying pro forma adjustments to the historical consolidated financial information of Enersis S.A. and subsidiaries. The assumptions used to determine the adjustments and the preparation of the pro forma consolidated statements of financial position are based on criteria and assumptions determined by Enersis’ Management. The significant effects directly attributable to the transaction that have been considered are described as follows:

•	On April 28, 2015, Enersis informed the Superintendence of Securities and Insurance of Chile (“Superintendencia de Valores y Seguros”, hereinafter “SVS”) through a significant event, that the Board of Directors of the Company decided by unanimous vote to initiate an analysis of a corporate reorganization (“reorganization”) aimed at the separation of the activities of generation and distribution of electricity in Chile from other activities outside of Chile. The objective of this would be to resolve certain duplications and redundancies that arise from Enersis’ complex corporate structure today and generate value for all its shareholders, maintaining its inclusion in the Enel SpA. group.

•	On July 27, 2015, pursuant to the provisions of Articles 9 and 10 of the Securities Market Law No. 18,045 and the provisions of General Norm No. 30 of the SVS, Enersis informed the SVS, by means of a significant event, that the Board of Directors of the company had decided unanimously that if the separation of power generation and distribution activities in Chile from the rest of the activities of the Enersis group outside of Chile were approved, the reorganization would de carried out through the following corporate transactions:

Steps to carry out the reorganization

a)	Related to the preparation of the pro forma consolidated statements of financial position of “Enersis Américas” and “Enersis Chile” as of October 1, 2015.

•	Each of the direct and indirect subsidiaries of Enersis, Chilectra S.A. and Empresa Nacional de Electricidad S.A. (“Endesa S.A.”) would be spun-off, resulting in the formation of: a new company from the spin-off of Chilectra S.A. (“Chilectra Américas”) and a new company from the spin-off of Endesa S.A. (“Endesa Américas”), which would be allocated equity interests and other assets that both Chilectra S.A. and Endesa S.A. hold outside of Chile, as well as certain other assets and liabilities related to them.

•	At the same time, Enersis will be spun-off and, resulting from this spin-off, will form a new company (“Enersis Chile”), which will hold the equity interests and assets of Enersis in Chile allocated to it, including equity interests in Chilectra S.A. and Endesa S.A. (after the spin-off of these companies described above), and certain other assets and liabilities related to them. Remaining in continuing Enersis (to be called “Enersis Américas” after the spin-off) are the equity interests and corresponding liabilities of Enersis outside Chile, as well as those held by each of the new companies “Chilectra Américas” and “Endesa Américas”, created as a result of the spin-off of Chilectra S.A. and Endesa S.A. mentioned above, and the liabilities related to them.

b)	Related to subsequent processes of the division phase.

•	Once the previously mentioned spin-off are completed, “Enersis Américas” would absorb by merger “Chilectra Américas” and “Endesa Américas”, and would dissolve them without liquidation, thus grouping all international shares of Enersis group outside Chile in “Enersis Américas”. The merger involving “Endesa Américas” and “Chilectra Américas” would take place as soon as legally possible and in accordance with the applicable regulations.

The preparation of the pro forma consolidated statements of financial position of “Enersis Américas” and “Enersis Chile” as of October 1, 2015 do not include effects that could potentially arise as a result of the previously mentioned merger.

The resulting companies would be based in Chile and their shares would be listed in the same markets that Enersis group companies are currently listed. As stated earlier, none of the transactions described above require the contribution of additional financial resources.

Accounting for the transaction

Enersis Management has determined that this potential reorganization and related subsequent corporate spin-off processes should be considered from an accounting point of view, if completed, as a transaction between companies under common control. Therefore, the pro forma consolidated financial information would be prepared using the consolidated book values of Enersis S.A. as of September 30, 2015, which have been prepared in accordance with the guidelines and instructions for the preparation and presentation of financial information issued by the SVS, which are composed of the International Financial Reporting Standards (“IFRS”) as issues by the International Accounting Standards Board (“IASB”), in addition to specific instructions issued by the SVS.

The reorganization process would not consider changes to the control exercised by the Enel SpA. group as of the date of the spin-off.

For purposes of the preparation of the pro forma consolidated statements of financial position, Management has considered certain criteria and assumptions, which have led to the recording of certain adjustments to the historical financial information (“pro forma adjustments”). In order to carry out this exercise, it was used as initial balances those as of January 1, 2015.

Enersis’ Management distributed the effects related to income tax expenses, as described in Note 4 VIII) of the pro forma consolidated statements of financial position, as part of the adjustments to obtain the pro forma presentation.

The main assumptions determined by Management are those described in Note 4 of the attached pro forma consolidated statements of financial position.

The pro forma consolidated statements of financial position of “Enersis Chile” and “Enersis Américas” are derived from the consolidated financial statements of Enersis S.A. and subsidiaries as of September 30, 2015 and should be read in conjunction with the following information: (i) the audited historical consolidated financial statements of Enersis S.A. and subsidiaries and notes, as of September 30, 2015, incorporated by reference; and ii) the accompanying of this pro forma consolidated statements of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015.

The pro forma financial information present in this document is not intended to reflect incomes or financial positions of “Enersis Chile” or “Enersis Américas” in future periods, if the two entities had operated separately before carrying out the spin-off.

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

(Translation of report originally issued in Spanish)

To the Board of Directors and Stockholders of Enersis S.A.:

We have examined the pro forma adjustments reflecting the corporate reorganization transaction described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated statement of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015. The historical consolidated statement of financial position of Enersis S.A. and subsidiaries as of September 30, 2015 is derived from the historical consolidated financial statements of Enersis S.A. and subsidiaries, incorporated by reference, which were audited by us, except for certain subsidiaries entities, and joint ventures, which represent 34,2% of the total consolidated assets as of September 30, 2015. Those financial statements were audited by other independent auditors, whose reports were furnished to us and our opinion, insofar as it relates to the amounts included for those companies, was based solely on the reports of the other independent auditors.

Such pro forma adjustments are based on the Company’s management assumptions described in Note 4. The Company’s management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our examination. We did not exam the pro forma adjustments related to the pro forma consolidated statements of financial position of “Endesa Chile”, “Endesa Américas”, “Chilectra Chile”, and “Chilectra Américas”. These pro forma consolidated statements of financial position were examined by other independent auditors, whose attestation reports were furnished to us and our report, insofar as it relates to the pro forma adjustments for those companies “Endesa Chile”, “Endesa “Américas”, “Chilectra Chile” and “Chilectra Américas”, was based solely on the attestation reports of the other independent auditors.

Our examination was conducted in accordance with attestation standards established by the Colegio de Contadores of Chile A.G. and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical consolidated financial information might have been had the transactions occurred at an earlier date. However, the pro forma consolidated statements of financial positions of “Enersis Chile” and “Enersis Américas” are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions actually occurred earlier.

In our opinion and based on the attestation reports of other independent auditors, Company’s management assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned corporate reorganization transactions described in Note 1, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns reflect the proper application of those adjustments to the historical consolidated statement of financial position of Enersis S.A. and subsidiaries in the pro forma consolidated statement of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015.

/s/ Marek Borowski

Marek Borowski	EY LTDA.

Santiago, October 30, 2015

A member firm of Ernst & Young Global Limited

Pro-Forma Consolidated Statements of Financial Position

ENERSIS S.A. Y FILIALES

(“ENERSIS CHILE” Y “ENERSIS AMERICAS”)

October 1, 2015

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

ENERSIS S.A. AND SUBSIDIARIES

Pro Forma Consolidated Statements of Financial Position, Classified

October 1, 2015

(In thousands of pesos)

	Historical		Pro forma Adjustments				Statements of Pro forma Position
	Enersis S.A. as of 09/30/2015		Intercompany Eliminations and Others Adjustments		Pro forma Adjustments (Enersis Chile)	Pro forma Tax Adjustments (Enersis Chile)	Enersis América Pro forma at 10/01/2015	Enersis Chile Pro forma at 10/01/2015
	ThCh$		ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
		Ref.	4.IV)	Ref.	4.I)	4.VIII A)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,067,283,896		—	4.III)	(85,160,333)	—	982,123,563	85,160,333
Other current financial assets	97,830,238		—		(1,580,176)	—	96,250,062	1,580,176
Other current non-financial assets	139,995,210		—		(17,526,512)	—	122,468,698	17,526,512
Trade and other current receivables	1,656,910,648		—		(580,410,561)	—	1,076,500,087	580,410,561
Current accounts receivable from related companies	23,278,496		315,687,029	4.VII)	(21,954,154)	—	317,011,371	21,954,154
Inventories	136,627,602		—		(35,549,475)	—	101,078,127	35,549,475
Current tax assets	44,351,788		—		(22,652,733)	—	21,699,055	22,652,733

Total current assets other than assets or groups of assets for disposal classified as held for sale or held for distribution to owners	3,166,277,878		315,687,029		(764,833,944)	—	2,717,130,963	764,833,944

TOTAL CURRENT ASSET	3,166,277,878		315,687,029		(764,833,944)	—	2,717,130,963	764,833,944

NON-CURRENT ASSETS
Other non-current financial assets	458,543,044		—		(22,823,374)	—	435,719,670	22,823,374
Other non-current non-financial assets	79,898,599		—		(4,517,717)	—	75,380,882	4,517,717
Trade and other non-current receivables	263,357,466		—		(6,929,938)	—	256,427,528	6,929,938
Non-current accounts receivable from related companies	497,457		—		—	—	497,457	—
Investments accounted for using the equity method	79,842,223		—		(47,687,926)	—	32,154,297	47,687,926
Intangible assets other than goodwill	985,643,264		—		(37,725,489)	—	947,917,775	37,725,489
Goodwill	1,331,764,122		—		(887,257,655)	—	444,506,467	887,257,655
Property, plant and equipment	8,503,787,236		—		(3,349,115,618)	—	5,154,671,618	3,349,115,618
Investment property	8,156,603		—		(8,156,603)	—	—	8,156,603
Deferred tax assets	130,178,649		99,437		(20,249,553)	—	110,028,533	20,249,553

TOTAL NON-CURRENT ASSETS	11,841,668,663		99,437		(4,384,463,873)	—	7,457,304,227	4,384,463,873

TOTAL ASSETS	15,007,946,541		315,786,466		(5,149,297,817)	—	10,174,435,190	5,149,297,817

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

ENERSIS S.A. AND SUBSIDIARIES

Pro-Forma Consolidated Statements of Financial Position, Classified

October 1, 2015

(In thousands of pesos)

	Historical		Pro forma Adjustments				Statements of Pro forma Position
	Enersis S.A. as of 09/30/2015		Intercompany Eliminations and Others Adjustments		Pro forma Adjustments (Enersis Chile)	Pro forma Tax Adjustments (Enersis Chile)	Enersis América Pro forma at 10/01/2015	Enersis Chile Pro forma at 10/01/2015
	ThCh$		ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
		Ref.	4.IV)	Ref.	4.I)	4.VIII A)
EQUITY AND LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	481,067,957		—	4.V)	(31,465,056)	—	449,602,901	31,465,056
Trade and other current payables	1,660,659,173		—		(360,768,802)	194,244,000	1,299,890,371	555,012,802
Current accounts payable to related companies	37,031,978		315,687,029	4.VII)	(335,484,506)	—	17,234,501	335,484,506
Other current provisions	182,517,875		—		(19,554,817)	—	162,963,058	19,554,817
Current tax liabilities	75,205,940		—		(3,926,861)	—	71,279,079	3,926,861
Other current non-financial liabilities	176,310,441		—		(28,036,115)	—	148,274,326	28,036,115

Total current liabilities other than those associated with groups of assets for disposal classified as held for sale	2,612,793,364		315,687,029		(779,236,157)	194,244,000	2,149,244,236	973,480,157
NON-CURRENT LIABILITIES	2,612,793,364		315,687,029		(779,236,157)	194,244,000	2,149,244,236	973,480,157

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,019,431,200		—	4.V)	(910,216,082)	—	2,109,215,118	910,216,082
Trade and other non-current payables	276,439,453		—		—	—	276,439,453	—
Other non-current provisions	236,590,489		—		(61,064,768)	—	175,525,721	61,064,768
Deferred tax liabilities	447,625,650		99,437		(227,628,896)	(46,618,560)	220,096,191	181,010,336
Non-current provisions for employee benefits	234,381,040		—		(50,819,635)	—	183,561,405	50,819,635
Other non-current non-financial liabilities	64,047,905		—		(3,262,507)	—	60,785,398	3,262,507

TOTAL NON-CURRENT LIABILITIES	4,278,515,737		99,437		(1,252,991,888)	(46,618,560)	3,025,623,286	1,206,373,328

TOTAL LIABILITIES	6,891,309,101		315,786,466		(2,032,228,045)	147,625,440	5,174,867,522	2,179,853,485

EQUITY
Issued Capital	5,804,447,986		—	4.II)	(2,229,108,975)	—	3,575,339,011	2,229,108,975
Retained earnings	3,328,772,981		—	4.II)	(1,278,364,066)	—	2,050,408,915	1,278,364,066
Share premium	—		—		—	—	—	—
Other reserves	(3,110,393,620)		—	4.II)	979,516,732	(94,153,185)	(2,130,876,888)	(1,073,669,917)

Equity attributable to owners of the parent	6,022,827,347		—		(2,527,956,309)	(94,153,185)	3,494,871,038	2,433,803,124

Non-controlling interests	2,093,810,093		—	4.II)	(589,113,463)	(53,472,255)	1,504,696,630	535,641,208

TOTAL EQUITY	8,116,637,440		—		(3,117,069,772)	(147,625,440)	4,999,567,668	2,969,444,332

TOTAL LIABILITIES AND EQUITY	15,007,946,541		315,786,466		(5,149,297,817)	—	10,174,435,190	5,149,297,817

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

1.	DESCRIPTION OF THE TRANSACTION

On April 28, 2015, Enersis informed the Superintendence of Securities and Insurance of Chile (“Superintendendcia de Valores y Seguros”, hereinafter “SVS”) through a significant event, that the Board of Directors of the Company decided by unanimous vote to initiate an analysis of a corporate reorganization (“reorganization”) aimed at the separation of the activities of generation and distribution of electricity in Chile from other activities outside of Chile. The objective of this would be to resolve certain duplications and redundancies that arise from Enersis’ complex corporate structure today and generate value for all its shareholders, maintaining its inclusion in the Enel SpA. group.

On July 27, 2015, pursuant to the provisions of Articles 9 and 10 of the Securities Market Law No. 18,045 and the provisions of General Norm No. 30 of the SVS, Enersis informed the SVS, by means of a significant event, that the Board of Directors of the company had decided unanimously that if the separation of power generation and distribution activities in Chile from the rest of the activities of the Enersis group outside of Chile were approved, the reorganization would de carried out through the following corporate transactions::

Steps to carry out the reorganization

a)	Related to the preparation of the pro forma consolidated statements of financial position of “Enersis Américas” and “Enersis Chile” as of October 1, 2015.

•	Each of the direct and indirect subsidiaries of Enersis, Chilectra S.A. and Empresa Nacional de Electricidad S.A. (“Endesa S.A.”) would be spun-off, resulting in the formation of: a new company from the spin-off of Chilectra S.A. (“Chilectra Américas”) and a new company from the spin-off of Endesa S.A. (“Endesa Américas”), to which would be allocated equity interests and other assets that both Chilectra S.A. and Endesa S.A. have outside Chile, as well as certain other assets and liabilities related to them.

•	At the same time, Enersis will be spun-off and, resulting from this spin-off, will form a new company (“Enersis Chile”), which will hold the equity interests and assets of Enersis in Chile allocated to it, including the equity interests in Chilectra S.A. and Endesa S.A. (after the spin-off of these companies described above), and certain other assets and liabilities related to them. Remaining in continuing Enersis (to be called “Enersis Américas” after the spin-off) are the equity interests and corresponding liabilities of Enersis outside Chile, as well as those held by each of the new companies “Chilectra Américas” and “Endesa Américas”, created as a result of the spin-off of Chilectra S.A. and Endesa S.A. mentioned above, and the liabilities related to them.

b)	Related to subsequent processes of the division phase.

•	Once the previously mentioned spin-off are completed, “Enersis Américas” would absorb by merger “Chilectra Américas” and “Endesa Américas”, and would dissolve them without liquidation, thus grouping all international shares of Enersis group outside Chile in “Enersis Américas”. The merger involving “Endesa Américas” and “Chilectra Américas” would take place as soon as legally possible and in accordance with the applicable regulations.

The preparation of the pro forma consolidated statements of financial position of “Enersis Américas” and “Enersis Chile” as of October 1, 2015 do not include effects that could potentially arise as a result of the previously mentioned merger.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

The Enersis’ Management has determined that this potential reorganization and related processes of the subsequent corporate division should be considered in their accounting, if they materialize, as a transaction between companies under common control. Therefore, the presentation of the pro forma consolidated financial information would be prepared using the consolidated book values of Enersis as of September 30, 2015.

Therefore, according to these terms, the restructuring process would not consider changes to the current control structure of Group Enel SpA, as of the date of the division.

2.	BASIS OF PREPARATION & PRESENTATION

a)	Basis of preparation:

The historical consolidated financial statements of Enersis and subsidiaries as of September 30, 2015 have been prepared in accordance with the guidelines and instructions for the preparation and presentation of financial information, issued by the SVS, which are composed of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), in addition to specific instructions issued by the SVS.

The attached pro forma consolidated statement of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015, including their related notes, should be read in conjunction with the historical consolidated financial statements of Enersis and subsidiaries as of September 30, 2015,which are included by reference in the present document.1

Based on the requirements under Title IX, article 147, section c), of the Chilean Companies Act. (“Ley de Sociedades Anónimas”), the date of the pro forma consolidated statements of financial position is the date following the consolidated statement of financial position date that serves as the basis for the spin-off. Given that the consolidated statement of financial position use as a base for the spin-off is date September 30, 2015, the pro forma consolidated statement of financial position are dated October 1, 2015.

The purpose of this report is to fulfil the Chilean Company’s Act and those specific instructions issued by the SVS for this type of transactions, reason for which the information presented herein may differ from the requirements established in Article 11 of Regulation S-X (Pro forma financial information), which describes and addresses the requirements of the Securities and Exchange Commission of the United States of America (“SEC”) for a registrant to prepare pro forma financial information.

b)	Basis of preparation of the pro forma financial information:

The pro forma consolidated financial information of “Enersis Chile” and “Enersis Américas” were prepared assuming that the corporate reorganization was approved by and its effects are effective starting from January 1, 2015.

The attached pro forma consolidated statements of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015 are comprised of:

•	Pro forma consolidated statements of financial position as of October 1, 2015.

•	The accompanying notes to the pro forma consolidated statements of financial position.

[1]	These financial statements can be found at the following link:

www.enersis.cl//es/accionistas/Paginas/accionistas-inversionistas.aspx or by requesting a physical copy from Enersis S.A., Investor Relations, Santa Rosa 76, Santiago de Chile.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

The structure for the preparation of the pro forma financial information is as follows:

i. Historical of Enersis: corresponds to the summary historical consolidated financial information of Enersis and subsidiaries that has been audited as of September 30, 2015.

ii. Pro forma adjustments:

•	Intercompany elimination and other adjustments: reflects intercompany balances of transactions between Chilean and foreign companies of Enersis and subsidiaries, which were eliminated in financial statements as part of the consolidation adjustments and eliminations. The aforementioned is explained in the context that at the moment of the spin-off, certain balances between related companies will no longer qualify as transactions within the same group, and therefore will not be eliminated in the consolidation process of “Enersis Chile” and “Enersis Américas” and will be included in the pro forma consolidated statements of financial position and consolidated statements of comprehensive income of both companies as balances between related parties.

•	Pro forma adjustments of “Enersis Chile”: correspond to the effects of the corporate reorganization and application of assumptions and criteria determined by Enersis’ about the assets and liabilities of Chilean activities related with the energy generation and distribution.

•	Pro forma adjustments taxes: correspond to the taxes payable by “Endesa Chile” and “Chilectra Chile” in Peru and Argentina for transferring the investments owned by Endesa S.A. and Chilectra S.A. in these countries. (Please refer to note VIII.A)

iii.a Pro forma as of October 1, 2015 of “Enersis Américas”: correspond to the assets and liabilities coming from activities performed in outside of Chile. This company will be the continuing of Enersis once the Chilean net assets are separated from those that belong to the generation and distribution activities performed in Chile.

iii.b Pro forma “Enersis Chile”: Represents the new entity in which the assets and liabilities coming from the energy generation and distribution activities performed in Chile.

The pro forma adjustments do not consider possible synergies or expenses that could be materialized or incurred, respectively, in the next phases of the corporate reorganization. Additionally, some services could be provided between the companies that are subsequently controlled by the Enel SpA group.

The allocation of tax effects related to income tax expenses have been completed with the unique purpose of to present the pro forma financial information on indicative terms.

3.	SUMMARY OF ACCOUNTING POLICIES

The accounting policies used in preparing these pro forma consolidated statement of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015 are the same as those used in preparing the audited consolidated financial statements of Enersis and subsidiaries as of September 30, 2015 except for certain items that were subject to pro forma adjustments mentioned in Note 4.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

4.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

For purposes of the preparation of the pro forma consolidated statements of financial position of “Enersis Chile” and “Enersis Américas” as of October 1, 2015, the Management has considered assumptions which have led to the recording of certain adjustments in order to prepare the pro forma financial information (“Pro forma adjustments”), reflected in the summarized pro forma consolidated statements of financial position of both “Enersis Chile” and “Enersis Américas.” The preparation of pro forma financial information is based on current information available and also considers estimates in the pro forma adjustments. Enersis’ Management believes that the assumptions used as well as the use of certain estimates to prepare the pro forma financial information provide a reasonable basis for presenting the significant effects related to the reorganization and the pro forma adjustments reflect the assumptions determined by Management. The initial balances determined by Management are those as of January 1, 2015. The main assumptions determined by Management are described below:

I. Division of assets and net income for the period of Enersis S.A. and subsidiaries and their allocation to “Enersis Chile”

The main pro forma adjustment made to the consolidated historical financial statements of Enersis and subsidiaries as of September 30, 2015 correspond to the allocation of assets, liabilities, equity accounts and net income relating to the local operations of Enersis and subsidiaries for the nine-month period ended on that date to the new entity “Enersis Chile.”

II. Distribution of paid-in capital and division of other equity accounts, including retained earnings

a. Paid-in capital: The paid-in capital of Enersis has been divided for the purpose of the presentation of the summary pro forma consolidated financial statements of “Enersis Chile” and “Enersis Américas” based on the net assets book value ratio assigned to each of the two companies.

b. Retained earnings, including the result of the period: similar to paid-in capital account, retained earnings of Enersis as of September 30, 2015, including the net income from the nine-month period ended October 1, 2015, have been allocated to “Enersis Chile” and “Enersis Américas” based on the net assets book value ratio allocated to each of the two companies.

c. Other various equity reserves, including other comprehensive income: the equity reserves of Enersis have been allocated to “Enersis Chile” and “Enersis Américas” based on the origin of each of them, distinguishing and assigning, as appropriate, those equity reserves that the IFRS allows to be recycled/reclassified after the date of the statement of financial position.

According to this definition, it has been identified and allocated to each of the two companies the items related to “other comprehensive income”, such as the equity effects of cash flow hedges , the equity effects of conversion adjustments for investments held in a currency other than Chilean pesos (the functional currency), the equity effects of changes in the fair value of those investments in financial assets classified as available for sale, the equity effects caused by benefit plans to employees, and the corresponding effects of deferred taxes that might affect each of these items.

The remaining reserves are mainly associated with the “other reserves” included in the net assets of Enersis. These reserves are primarily composed of the equity effects of past reorganizations, business combinations under common control, buyouts of non-controlling interest, effects of the capital increase in the year 2013, residual effects of first-time adoption of IFRS and the equity effects of the current spin-off. The allocation of these reserves to “Enersis Chile” and “Enersis Américas” has been made considering the transaction and circumstances that led to the reserves.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

III. Allocations of cash and cash equivalents

The allocation and division of cash and cash equivalents of Enersis stand-alone basis, was based on the development and implementation of two criteria. The first relates to the definition of dividing the cash accounts (“Cash and cash equivalents”) of each of the companies to be divided due to the reorganization (Enersis into “Enersis Chile” and “Enersis Américas,” the subsidiary Endesa S.A. into “Endesa Chile” and “Endesa Américas” and the subsidiary Chilectra S.A. into “Chilectra Chile” and “Chilectra Américas”). The criteria defined by Enersis was to use the valuation relative weights of the companies in the consolidation2 and based on that determine the amounts corresponding to each entity.

Based on the exercise carried out by Enersis’ Management, the ratios obtained for the division of the cash of the aforementioned companies are as follows:

	Proportion of Economic Assets (**)
Entity	“Chile”	“Américas”
Enersis	42%	58%
Endesa S.A.	66%	34%
Chilectra S.A.	63%	37%

(**):	The entities considered in the analysis were: Endesa S.A., Chilectra S.A., Emgesa S.A. E.S.P, Codensa S.A., Centrais Eletricas Cachoeira Dourada S.A., Central Generadora Termoeléctrica Fortaleza S.A., Ampla Energia e Servicios S.A., Companhia Energetica do Ceara-Coelce S.A., Cien S.A, Edegel S.A.A, Empresa Eléctrica de Piura S.A., Edelnor S.A.A., Inversora Dock Sud S.A., Central Costanera S.A., Hidroeléctrica El Chocón S.A. and Edesur S.A.

As a second criteria, Management considered in relation to cash and cash equivalents to assign from Enersis stand-alone basis a value of ThCh$ 548,616,244 to “Enersis Américas”, that relates to a part of the cash raised in the capital increase process carried out in 20133

IV. Distribution of inter-company balances

The division criterion of inter-company balances defined by Enersis’ Management is based mainly on identifying the entity that provided the service as well as the nature of it. According to the above, if the Management believes a service will continue to be provided in the future by “Enersis Chile”, then the balance of this account at the time of presentation of the pro forma financial information has been assigned to “Enersis Chile”. Moreover, in cases where the Management has determined that certain services will continue to be provided/received in the future by “Enersis Américas”, then the balance at the date of the presentation of the pro forma financial information has been allocated to “Enersis Américas”.

[2]	The financial equity values were obtained from four reports prepared by local and foreign stockbrokers issued at different dates (Nov. 2014 - Dec. 2014 and April 2015). The methodologies used were mainly based on the use of discounted cash flows, using the average relative weight for the four valuation reports.
[3]	As of September 30, 2015, the remainder capital increase approved by the extraordinary shareholders’ meeting held on 20th December 2012 amounts ThCh$863,545,651. Of this total ThCh$ 548,616,244 are part of the cash and cash equivalent of Enersis S.A. Account receivables and other account receivables from Endesa S.A. and Chilectra S.A. for ThCh$ 306,514,636 and ThCh$ 8,414,771 respectively.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

V. Distribution of debt instruments and interest expenses, exchange differences and effects of hedge accounting strategies

a. Allocation of debt instruments and their related interest expense: The allocation of debt instruments (bonds and loans) of Enersis on stand-alone basis to “Enersis Chile” and “Enersis Américas” was carried out using various qualitative and quantitative criteria, which have mainly considered: i) clauses established in debt contracts in relation to reorganization scenarios, ii) compliance with contractual covenants, iii) the new entities’ financing structures in order to maintain an investment grade classification, iv) the new entities’s cash flow potential generation and v) the related tax effects. Based on the above, the Enersis’ Management decided to allocate 100% of its debt instruments to “Enersis Américas.”

In the case of Endesa stand-alone, it was decided to allocate 100% of its debt instruments to “Endesa Chile,” using the same qualitative and quantitative analysis used for the allocation of debt instruments to “Enersis Américas.” In relation to this and for the purposes of a correct presentation of the pro forma consolidated statements of financial position of “Enersis Chile” and “Enersis Américas”, Enersis’ Management has distributed the financial cost to each entity based on the allocation of debt instruments as of January 1, 2015.

b. Allocation of exchange rate differences and effects of hedge accounting strategies: The allocation of exchange rate differences to “Enersis Chile” and “Enersis Américas” recorded as of September 30, 2015 originated in Enersis stand-alone debt in a currency other than Chilean pesos, is allocated as the debt. That is, all of the exchange differences arising from Enersis stand-alone foreign currency debt have been assigned to “Enersis Américas.” In the case of Endesa– stand-alone, all of the exchange differences arising from the foreign currency debt has been assigned to “Endesa Chile”.

In relation to derivative instruments designated as hedging instruments, Enersis’ Management has adopted as a criterion to keep the strategies of hedge accounting in the pro forma financial statements of “Enersis Chile” and “Enersis Américas.” Therefore, all effects on the statement of financial position, income and other comprehensive income, are assigned to the different companies to which the hedged items were assigned. In the case of Enersis on a stand-alone basis, the main items covered by the hedging strategies are related to debt (hedging exposure to foreign currency debt and variability of the interest rate). Therefore, the main derivative instruments associated with such hedging strategies have been assigned to “Enersis Américas”, an entity that will assume 100% of the debt of Enersis stand-alone.

In the case of Endesa stand-alone, this company has the same type of hedge accounting strategies of Enersis, being the most significant those related to hedge exposure to foreign currency debt and the variability of the interest rate. Therefore, the derivatives associated with these hedging strategies have been assigned to “Endesa Chile”, an entity that will assume 100% of the debt of Endesa S.A.

VI. Considerations regarding the distribution of personnel, salary expenses other employee benefits

For purposes of properly distributing the accounting effects of personnel from Enersis on a stand-alone basis between “Enersis Chile” and “Enersis Américas”, the Company’s Management defined as a criterion to identify those personnel whose main activities are related 100% with the operations based in Chile under Enersis. This group of of employees was assigned to “Enersis Chile.” The Management also identified those employees whose main activities relate 100% to foreign operations. This group of employees was assigned to “Enersis Américas.”

All other personnel, who divide their main activities between the local operations of Enersis and foreign operations, were assigned to “Enersis Chile,” meaning that from the date of the spin-off, they should identify and control activities offered to foreign operations of that personnel assigned to “Enersis Chile” and vice versa. This should lead to contracts of the inter-company provision of services between “Enersis Chile” and “Enersis Américas.”

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

This same approach was applied to both the division of Endesa SA in “Endesa Chile” and “Endesa Américas” and Chilectra S.A. in “Chilectra Chile” and “Chilectra Américas.”

Below is a summary table presenting the breakdown of the entities to be divided between “Chile” and “Américas”:

	Employee Allocation
Entity	“Chile”	“Américas”
Enersis	391	87
Endesa S.A.	925	7
Chilectra S.A.	668	2
Total	1,984	96

Once the allocation of personnel was determined Enersis’ Management applied the same criteria to the division of all accounts of the statements of financial position, income and other comprehensive income that were affected by this criterion.

VII. Allocation of dividends receivable and payable

The criterion defined by Enersis’ Management to allocate to both “Enersis Chile” as well as “Enersis Américas” a portion of accounts of dividends receivable from Enersis stand-alone as of the date of the corporate division, has been based mainly on identifying the origin of each one of those dividends receivable. If the dividends receivable come directly from a foreign subsidiary, these dividends have been allocated 100% to “Enersis America.” In the case of dividends receivable arising directly from Endesa S.A. and Chilectra S.A., the Enersis´ Management has adopted as a criterion to determine the percentages of the income from the period between January 1, 2015 and September 30, 2015 for both Endesa S.A. and Chilectra S.A., which have been assigned to “Endesa Chile” and “Endesa Américas” as well as “Chilectra Chile” and “Chilectra Américas.” Based on this allocation of net income for the period, the Enersis’ Management has considered the same percentages to allocate dividends receivable from these subsidiaries to “Enersis Chile” and “Enersis Américas.”

VIII. Considerations with respect to the income tax effect of pro forma adjustments

The tax effect related to pro forma adjustments for the preparation of the pro forma consolidated statements of financial position was calculated using the statutory corporate tax rates according to the country where the adjustment was originated. In this case, since the pro forma adjustments only affect the Chilean entities, the rate of first category income tax applied to pro forma adjustments was 22.5%.

This pro forma adjustment related to the tax effect has only been recorded in the financial statements of “Enersis Chile” and “Enersis Américas” at the level of the income statement, with no effect in determining the current income tax provision presented in the statement of financial position, since from a tax point of view, there is currently only one taxpaying company, which is Enersis, and whose successor entity would be “Enersis Américas,” if the corporate reorganization is finally approved.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF

“ENERSIS CHILE AND “ENERSIS AMÉRICAS”

The English version of this report is provided solely for the convenience of non-Spanish readers as a free translation from the Spanish language original, which is the official and binding version

In relation to deferred tax assets and liabilities, these have been assigned to “Enersis Chile” and “Enersis Américas,” taking into account the underlying assets and liabilities, whose respective temporary differences have resulted in deferred taxes.

VIII. A) Specific aspects related to taxes that would emerge from carrying out the division.

According to regulations in force and considering the spin-off processes to be completed (see note 1.a), “Endesa Chile” and “Chilectra Chile” would be required to pay taxes in Peru and Argentina. These taxes, according to tax laws (Ley del Impuesto a la Renta in Peru and tLey de Impuesto a las Ganancias in Argentina), apply to the transfer of investments that Endesa S.A. and Chilectra S.A. have in these countries and would be transferred to “Endesa Américas” and “Chilectra Américas”. According to preliminary assessments by Enersis’ Management, it is estimated that these taxes amount to ThCh$175,379,000 and ThCh$18,865,000, respectively. These taxes, according to the cited laws, are applied to capital gains generated by the difference between the value of disposal and the cost of acquisition of these investments. The applicable tax rate related to this capital gain is 30% in Peru and 15% in Argentina

These taxes would be considered as deductible expenses for purposes of determining income tax in Chile, therefore creating a tax benefit estimated at ThCh$42,090,960 for “Endesa Chile” and ThCh$ 4,527,600 for “Chilectra Chile”, using a rate of 24%, which would be applicable for the year 2016 (the year in which the spin-off process is expected to be completed).

Appendix D

Board Resolution

D - 1

AGREEMENT PROPOSING CORPORATE REORGANIZATION

Background

On April 22, 2015, the Board of Directors of Enersis S.A. (“Enersis”) acknowledged a Significant Event released by its Comptroller which acknowledged the desirability that the Board of Directors of Enersis, Endesa Chile and Chilectra analyze a process of corporate reorganization intending for the separation of the activities of generation and distribution of electric energy developed in Chile from those activities in the rest of the countries where the Enersis group has presence in Latin America (Argentina, Brazil, Colombia and Peru). On this same day, and after an extraordinary meeting of its Board of Directors, Enersis issued another Significant Event in which it reported that the Board had taken note of the Significant Event and had agreed that, upon meeting again the Board of Directors would examine the possible desirability of initiating the study of a corporate reorganization initiative. On April 28, 2015, following the conclusion of the Ordinary Shareholders’ Meeting of the Company, there was a meeting of the Board of Directors of Enersis in which, through a Significant Event of the same date, the start of the analysis of corporate reorganization was announced, directing management to that effect.

As part of the recommended analytical work, on May 18, 2015, the management of Enersis sent a request to the Superintendency of Securities and Insurance (“SVS”), in which they requested, among other things, confirmation that the proposed spin-offs by Enersis, Endesa Chile and Chilectra did not constitute an operation between related parties (“ORP”) subject to Title XVI of Law 18,046 of LSA. By Official Letter No. 15,443 of July 20, 2015 of the SVS (“Official Letter”), the SVS confirmed that the corporate reorganization does not constitute an operation with related parties, and thus established norms in Title XVI of the LSA are not applicable, but only those exclusively established in Title IX of the LSA.

Notwithstanding the foregoing, SVS said that: “The Board must have sufficient, comprehensive and timely information when making their decisions on the “corporate reorganization” as a whole, with its various stages, and that (...) the spin-offs and mergers cannot be analyzed as independent and autonomous.” Therefore, the Official Letter found that among the information that must be made available to the shareholders who are to decide on the spin-offs, aside from the usual information for this type of transaction, was information regarding mergers, particularly (i) information regarding the purpose and expected benefits of the merger; (ii) reports issued by independent experts on the reference value of the entities that would be merged and (iii) estimates of the exchange ratio of the corresponding shares. Similarly, the SVS said that the management of the companies involved may consider other measures so that shareholders have more elements for a proper analysis of the transaction, “such as specific opinion by the Directors Committee with respect to the aforementioned corporate reorganization which is the object of your inquiry.”

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At this stage of analysis, and together with the appointment of Bank of America—Merrill Lynch (“BofA”) as advisor to the Board for the reorganization process—a fact that was reported to the market on June 22, 2015— the Board of Directors agreed in line with the provisions of the Official Letter, in its Extraordinary Meeting of July 27, 2015, by unanimous vote of its members, to request that the Directors Committee of the Company deliver an opinion on the corporate reorganization transaction described in the Significant Event released on that same day. In order to have support in carrying out its work, on August 13, 2015 the Directors Committee agreed by majority to designate “IM Trust” as their adviser, under a contract with an order and scope of work equivalent to Article 147 LSA with regard to independent evaluators. Likewise, in compliance with the provisions of the aforementioned Official Letter, the Board resolved, on September 15, by a majority of its members to designate Mr. Rafael Malla as an independent expert. Finally, it should be recalled that previously, on April 28, it was agreed to hire outside counsel Philippi, Prietocarrizosa and Uria for the analysis of the transaction from a legal point of view.

Since the appointment, both, the expert and BofA as advising bank, have done an analysis of the corporate reorganization, which ended with the presentation on November 2, 2015 of the report of Mr. Malla and on November 3 with the delivery of the report by BofA. In addition, the Directors Committee has received the report of its independent advisor, IM Trust, dated November 2, 2015, and has held several meetings which, with the support of its advisor in the process, IM Trust, led to the issuance and delivery on November 4, 2015 of the report requested by the Board of Directors.

As a result, it can be concluded from this background that the process of corporate reorganization has been thoroughly discussed by the Board of Directors in meetings dated: April 28; May 19; June 17; July 27; August 28; September 15; October 13; October 30; and the present one on November 5, 2015, particularly in the last meetings where the independent expert and various advisers have reported the progress of the work before issuing their respective final reports, which suggests that this Board of Directors has received sound counseling and has enough decision making background and tools to decide on the corporate reorganization.

Reasoning

In view of the above background, the Board has analyzed: (i) the objectives and expected benefits of the corporate reorganization, (ii) the terms and conditions thereof and (iii) the consequences, implications or contingencies relating to it.

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Regarding the expected benefits and objectives of the reorganization, some of which are contained and developed in the presentation called Expected Benefits of the Reorganization which will be made available to the Extraordinary Shareholders’ Meeting, it can be mentioned in the first place, as a summary, that the Reorganization is intended to eliminate some of the inefficiencies warned of in the past. In this sense, the separation of businesses by countries under the terms provided allows the decision-making process to be more agile and efficient, eliminating potential conflicts of interest, redundancies or the corporate existence of various corporate layers in the decision-making process.

On the other hand, the new structure arising from the reorganization determines the elimination of cross-holding participations, resulting in a simpler structure and greater visibility of Enersis’s investments. This should reduce leakage of cash flow and a potential decrease in the holding discount, all in line with a geographical distribution of activities, such as other relevant companies operate in the sector today in the rest of the world.

In addition, the respective industrial approaches of the Chilean business and those of the other countries where Enersis is present are different—derived among many other aspects from the different levels of growth and demand, stability of regulatory and policy frameworks; efficiency needs or renovation of infrastructure- which determines the need to undertake different strategies in one or another geographical area. This can be realized with the new corporate structure arising from the reorganization, for which there will be more focused staff and managers in their respective geographic areas, resulting in optimization of staff.

In more concrete terms, the corporate reorganization process will provide a real reduction in operational costs. To summarize, in terms of annual efficiency in 2019 against the current year 2015, the savings in Chile are estimated at US$100 million of which US$90 million relate to operating costs and US$10 million to the optimization of staff and services. The savings corresponding to Enersis Américas are quantified at US$327 million of which US$220 million are achieved by improvements in operating costs (US$20 million in Generation and US$200 million in Distribution), US$42 million in optimization of staff and services, US$15 million dollars in savings in financial expenses and approximately US$50 million in savings on taxes and more efficient management of the treasury.

As a result of that mentioned above, and particularly the separation of the Chile business from the rest of the countries where Enersis currently has presence, it results in greater visibility of cash flows received from the subsidiaries in each of the geographical areas. In addition, in the case of Enersis Chile S.A. (“Enersis Chile”) and its subsidiaries Endesa Chile and Chilectra, whose geographical scope will be limited to Chile, the companies should see greater stability in the cash flow related to its activity in a more stable market.

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In consequence, once the corporate reorganization is completed, in the 2016-2020 horizon, it will be possible to implement a new dividend policy that gradually increases the pay-out of these companies.

In this regard, the Board of Directors of Enersis considers that, under the terms stated in the Official Letter, a relevant consideration for shareholders to decide on the process of corporate reorganization in its different stages, is that should this process be successful, being of interest to the new company and its shareholders for the reasons given, it is appropriate that the proper governing bodies of the Company promote a dividend policy of the new company resulting from the spin-off, namely Enersis Chile, which is proposed increase progressively from the current 50%, as follows: 2016: 50%; 2017: 55%; 2018: 60%; 2019: 65%; and 2020: 70%.

Nevertheless, the Directors Committee of Enersis and the Board of Directors of its subsidiary, Endesa Chile, have raised the advisability of implementing measures in the process of corporate reorganization to successfully avoid potential conflicts of interest that may affect Endesa Chile in the future due to the activities of Enel Green Power S.p.A (“Enel Green Power”) in the country.

According to the Board of Directors of Enersis, the adoption of such measures would improve the prospects and benefits of its subsidiary Endesa Chile—and consequently those of Enersis Chile – in the aforementioned terms.

Therefore, in the opinion of the Board of Directors, it could be stated that the corporate reorganization would generate benefits derived mainly from reducing inefficiencies, optimizing means and resources, introducing a more efficient structure with improved transparency and a reduced discount holding structure, decreases in costs and increased quantified efficiencies.

Regarding the terms and conditions of the corporate reorganization, those are contained in the “Descriptive Document” that will be available to the shareholders together with this document. The “Descriptive Document” explains the legal aspects and mechanics of the operation regarding the terms and conditions of the spin-off of Enersis, Endesa Chile and Chilectra, as well as the subsequent merger of Endesa Américas and Chilectra Américas into Enersis Américas.

The uniqueness of this operation stems from the fact that the Official Letter determines that the “reorganization should be analyzed as a whole, with its various stages, since (...) the spin-offs and mergers cannot be analyzed as independent or autonomous.” This is reflected particularly in the need to provide information in addition to that ordinarily provided in a spin-off, referring to a future merger in which some companies will participate, that do not yet exist and obviously do not participate in the spin-off, as detailed in said “Descriptive Document.”

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In this regard there are two items related to the merger that could be especially relevant for shareholders that must first decide on the spin-off: how it will deal with the right of withdrawal and the subsequent merger, and what would be the “estimated exchange ratio” on which the Official Letter of the SVS has requested advance notice be given.

Regarding the first point, the merger of Endesa Américas and Chilectra Américas into Enersis Américas, would give withdrawal rights to shareholders of the three companies involved in the merger. In line with normal practice in such transactions, it is believed at this time that the exercise of withdrawal rights by unlimited shareholders or with a very high limit, would not be in the best interest of the company, because it would detract significant company funds to pay shareholders for their shares, alter the percentages of voting rights of the remaining shareholders for not being able to exercise the power of the treasury shares until their sale (if they are not amortized) and, precisely, the sale of a treasury share within the legal one year term could significantly affect the course of trading of the shares of the companies concerned. In addition, not setting limits on the right of withdrawal leads to a risk of infringement of the limits of concentration and dispersion of capital with voting rights that are provided for in Article 112 of Title XII of DL 3500 of 1980 and reflected in the bylaws of Enersis Américas and Endesa Américas, resulting from the deprivation of voting rights which is inherent in companies in this situation.

It is therefore considered necessary to set a limit on that right of withdrawal. After analyzing the precedents of recent transactions in Chile and based on the nature of the companies involved in the corporate reorganization process, it is appropriate to communicate expressly to the shareholders’ meeting regarding the spin-off that it is predicted that the subsequent merger would be conditioned on the establishment of a limit on exercise of the right of withdrawal of up to 6.73% in the case of Enersis Américas. This percentage is the maximum that would allow Enersis Américas to remain in compliance with the limits of concentration and dispersion of capital with voting rights that are provided for in Article 112 of Title XII of DL 3500 of 1980. This condition could, however, be waived if the shareholders’ meeting regarding the merger so authorizes, provided that this is the best interest of the company. It is hoped that Endesa Chile would establish a similar condition, being lower in the case of Chilectra, logically, so that the merger agreements of the three companies would be mutually conditioned on compliance with such conditions.

In this respect, it is appropriate to inform that, in relation to shares which will be eventually acquired due to the exercise of withdrawal rights, the Board of Directors’ intention is that, once the merger becomes effective, a new extraordinary shareholders’ meeting of Enersis Américas will be proposed within a reasonably short period of time to decide regarding a proposal of redemption of such shares instead of their sale, in order to ensure that the securities issued by this company will not be affected by a possible sale of the outstanding shares in the market which could negatively impact their price.

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Regarding the eventual proposals of limitations on the right of withdrawal in Endesa Américas and Chilectra Américas, once such proposals have been informed by their respective Boards of Directors, they will be included in the Descriptive Document.

On the other hand, and regarding the estimated exchange ratio of the merger (ecuación de canje estimativa), below are the ranges of estimates presented by: (i) the expert, Mr. Malla; (ii) those contained in the report of BofA, (iii) those indicated by the report issued by IM Trust, as well as (iv) those in the report issued by the Directors Committee.

ENERSIS	Exchange Ratio Range (ENI)		Exchange Ratio Range (EOC Min)		Exchange Ratio Range (CHI Min)
	Min	Max	Min	Max	Min	Max
Expert Rafael Malla	84.0%	86.7%	13.2%	15.9%	0.1%	0.1%
IMTrust	85.0%	85.1%	14.8%	14.9%	0.1%	0.1%
Directors Committee/Middle Point	84.2%	86.3%	13.6%	15.7%	0.1%	0.1%

In view of these estimates, it appears appropriate to consider the above mentioned proposal of the expert Mr. Malla, which recommends to communicate to the Shareholders Meeting that will decide about the spin-off the “estimated exchange ratio” as background information for the possible merger of Endesa Américas and Chilectra Américas into Enersis Américas, such range being: (a) for each share of Endesa Américas, its shareholders would receive between 2.3 (min.) and 2.8 (max.) shares of Enersis Américas and (b) for each share of Chilectra Américas, its shareholders would receive between 4.1 (min.) and 5.4 (max.) shares of Enersis Américas.

Notwithstanding, all reports that refer to these exchange ratios are being made available to the Company’s shareholders and the general market.

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The percentage limit of the withdrawal right, as well as the estimated exchange ratio are elements that are to be decided by the shareholders meetings of the companies that are involved in the merger, not those companies that decide about the spin-off. However, considering the recommendation of the SVS issued through the Official Letter in order to provide the maximum amount of information to the market, it is deemed appropriate to facilitate such actions described above. In addition, it is not possible for the Company to guarantee that for various objective reasons, for example, material changes in the markets, such parameters which are reviewed by the shareholder meeting regarding the spin-off are the same parameters on which the shareholder meeting regarding the merger actually votes.

To conclude this section, and recognizing that Enersis, Endesa Chile and Chilectra are subject to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002 (“Resolution 667”), it is considered appropriate that the Bylaws of the new entities resulting from the spin-off, as well as those of Enersis Américas (currently known as Enersis), Endesa Chile and Chilectra expressly acknowledge the submission of such entities to Resolution 667.

Any items that refer to the consequences, implications or contingencies regarding the corporate reorganization, have received detailed treatment in the reports of the expert, the Banking Advisor of the Board of Directors, the Financial Advisor of the Directors Committee, and by the Directors Committee in its own report, although, it is important to highlight the items to which the Official Letter makes express reference: the tax implications of the transaction and the implications of the transaction in relation to the use of funds of the capital increase performed in 2012 by the Company. Additionally, it is also relevant to discuss the consequences arising from the fact that the spin-off and the merger are two distinct legal transactions, despite their treatment in the Official Letter which states that the analysis of those transactions cannot be performed separately.

Regarding the first of these items, the spin-offs will only generate taxes in Peru (and in Argentina, although due to the valuation of the companies, the impact is irrelevant), which is estimated to be a cost of US$251 million for Endesa Chile and US$27 million for Chilectra; notwithstanding, from this total of US$278 million, US$67 million should be subtracted for tax deductions in Chile (US$60 million for Endesa Chile and US$7 million for Chilectra). In the case of Enersis Américas, the spin-off will generate a positive tax impact.

Thus, it should be noted that upon the merger taking effect, it will not cause a negative tax impact; on the contrary, it would produce a tax benefit for the entity resulting from the merger (Enersis Américas), because it would eliminate the restrictions on the use of tax credits paid abroad. It is estimated that this would lower taxation by US$ 728 million of [VAN]. Such benefits would increase up to US$775 million if Enersis Américas could qualify for the [platform Company] tax treatment.

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Regarding the use of funds for capital increase performed in 2013, per the request of the Official Letter, we inform you that as of September 30, 2015, the amount still not invested reached 863,546 million Chilean pesos which have been assigned to the pro-forma balance sheet of Enersis Américas, because it is estimated that this entity would be where the pursuit of the objectives earmarked in 2013 will be most efficient.

In this regard, note first that the use of funds does not vary nor will it be affected regarding those items indicated at the time of the aforementioned capital increase, i.e. acquisition and purchase transactions of minority shareholders in the companies in which Enersis Américas participates. Second, despite a relevant portion of investment remaining outstanding, the evolution of the markets has determined that this period of waiting for the appropriate time to undertake new investments has been beneficial for the Company, because since 2013 there has been a significant devaluation in the currencies of the countries where Enersis has a presence against the Chilean peso (the currency in which the account for the funds is denominated) and the reference valuation multiples of the companies which were possible acquisition objectives have been reduced significantly.

On the other hand, although the SVS in its Official Letter considered that the spin-off and the merger cannot be analyzed separately, the two transactions are unquestionably legally distinct. In this sense, it is not possible to guarantee from a legal standpoint that, once the spin-off has been agreed to, the merger will take place, among other reasons, because two of the three entities that are intended to participate in the merger still do not exist as they will be created as a result of the spin-offs.

Notwithstanding the foregoing, due to the background described above and the analysis performed, it is possible to anticipate in the case of Enersis (which upon the occurrence of the spin-off will be known as Enersis Américas and will be the entity that survives the merger), this Board of Directors considers that the execution of the merger on the proposed terms in the process of the corporate reorganization, would be in the best interests of the company, for those reasons discussed above. Thus, unless there are significant adverse supervening events, once the spin-off is approved, it is the intention of the Board of Directors of Enersis to perform the necessary legal actions to promote and submit to the Shareholders’ Meeting of the Company the merger of Endesa Américas and Chilectra Américas into Enersis Américas, in the shortest time period possible in the best interest of the Company, when it is legally possible.

Finally, we considered the request of the Directors Committee to the effect that, following the commitments made by the majority shareholder as a result of the capital increase of Enersis in 2013 and the spin-off in the reorganization process, it is necessary for the majority shareholder of Enersis to ratify the validity and enforceability of the aforementioned commitment, consistent with the reorganization process, so that while it remains the majority shareholder of Enersis, said Chilean company as well as the

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spun-off company resulting from the split of Enersis would remain the only investment vehicles of Enel Group in South America in the field of generation, transmission and distribution and sale of electricity, except for businesses that currently or in the future are developed by Enel Green Power in the field of renewable energy.

AGREEMENT No. /2015:

In light of that described above, considering the reports and opinions made available for the Directors and keeping in mind the expected benefits of the corporate reorganization, the terms and conditions of the same as well as its consequences, implications or contingencies, the Board of Directors, by a majority of its members and with the one dissenting vote of Director Rafael Fernández Morandé, concluded that the transaction as described will contribute to the corporate purpose of Enersis. The reasons stated by Director Rafael Fernández Morandé for his dissenting vote are set forth at the end of this Agreement.

In this regard, the majority of the Board determined that it was necessary to provide information regarding the analyses considered appropriate to determine the range of “estimated exchange ratios” as background information for the possible merger of Endesa Américas and Chilectra Américas into Enersis Américas, such range being: (a) for each share of Endesa Américas, its shareholders would receive between 2.3 (min.) and 2.8 (max.) shares of Enersis Américas and (b) for each share of Chilectra Américas, its shareholders would receive between 4.1 (min.) and 5.4 (max.) shares of Enersis Américas.

Likewise it was also considered essential to adopt measures to successfully avoid potential conflicts of interest that may eventually occur with Endesa Chile in connection with the activities of Enel Green Power in the country.

Finally, the Board of Directors of Enersis also considered essential that, in a manner consistent with the reorganization process, the majority shareholder of Enersis must ratify the validity and enforceability of the aforementioned commitment, as long as it remains the majority shareholder of Enersis, in order to the assure that the Chilean company as well as the spun-off company resulting from the split of Enersis, would remain the only investment vehicles of Enel Group in South America in the field of generation, transmission and distribution and sale of electricity, except for businesses that currently or in the future are developed by Enel Green Power in the field of renewable energy.

The Board took knowledge of the background that underlies the proposed Reorganization that is relevant in accordance with the provisions of Official Letter No. 15,443 of the SVS dated July 20, 2015, and make them available to the shareholders as of November 5, 2015, and consisting of:

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(i) Consolidated Audited Financial Statements of Enersis as of September 30, 2015, which will be used for the spin-off (the “Spin-Off”).

(ii) Report of the Board of Directors of Enersis on the absence of significant changes to the assets, liabilities or equity accounts occurring after the reference date of the respective balance sheet of the Spin-Off.

(iii) Description of key assets and liabilities allocated to the new company resulting from the Spin-Off, Enersis Chile.

(iv) Proforma Consolidated Statements of Financial Position, with attestation report by the respective auditors of Enersis and Enersis Chile, both as of October 1, 2015, and which provide, among other things, the allocation of assets, liabilities, and shareholders’ equity between the Company and Enersis Chile.

(v) Report of the independent expert appointed by the Board of the Company, Mr. Rafael Malla, including the estimated value of the entities to be merged and the estimated exchange ratio of the corresponding shares in the context of the Reorganization.

(vi) Report of the financial advisor appointed by the Directors Committee of the Company, IM Trust, with its findings regarding the Reorganization.

(vii) Report of the Directors Committee of the Company with its findings regarding the Reorganization.

(viii) Document describing the Reorganization and its terms and conditions.

(ix) The objectives and expected benefits of the Reorganization and its consequences, implications or contingencies, such as those of an operational or tax nature and the determination of the number of Enersis Chile shares to be received by Enersis shareholders.

(x) This agreement by the Board of Directors, with the proposal of the Board of Directors of the Company with respect to the Reorganization, and

(xi) Draft of the Bylaws of Enersis and Enersis Chile subsequent to the Spin-Off.

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Director Rafael Fernandez Morandé proceeded to substantiate his dissenting vote stating that, in his opinion, the subsidiary Endesa Chile should negotiate compensation with Enel S.p.A. as it is the proponent of this geographical reorganization and, according to Enel S.p.A.’s own statements, the reorganization is intended to be consistent with the way it manages its business. Enersis is not required to compensate Endesa Chile. Secondly, he said that he was informed but did not agree with sections i) to v) regarding 6 i) of expert Mr. Rafael Malla’s report. He reiterated his opposition to Mr. Malla’s report. He said he was informed and agreed with the financial report of IM Trust requested by the Directors Committee, except for its conclusions. Regarding the report of the Directors Committee of the Company, he also acknowledged it but manifested that he did not agree with it nor the points contained therein.

He noted that he had maintained from the beginning, before the Board of Directors and the Directors Committee that this is a unique and indivisible transaction among related parties, for which it has been necessary to apply legal rules regarding transactions among the related parties, all of which leads to the careful consideration of whether the proposed transaction by the majority shareholder would contribute to the corporate purpose and whether it would be equal to the prevailing prices, terms and conditions in the market at the time of approval. This issue is reflected in the minutes.

He noted that this operation, which has been promoted by the majority shareholder Enel, involves a sui generis reorganization and specifically that he did not know any Chilean or international business group that operated in this way with Chile being separate from the other assets in Latin America, that is, Enersis Chile and Enersis Américas. He reiterated his request to Enel S.p.A. to manifest its long-term intentions for how to organize Enersis.

He indicated that, in his view, the proposal contained elements of inevitable costs at the beginning of its implementation with possible benefits accruing in the long term and a negative impact in the first 5 years. He did not attribute a significant positive impact to the holding discount and said that it contained risks that the merger would not take place.

He posed the possibility that upon completion of the spin-off and the consequent costs incurred in an amount of approximately US$300 million, these companies may not reach the merger stage. He noted that there were two identifiable risks in this regard: an ongoing or new legal action that would stop the reorganization process or that the right to withdraw exercised up to 30 days after the merger could exceed the threshold agreed by the Shareholders Meeting. A scenario with spun-off companies and merger delays could represent a high cost for many shareholders, which he thought should be represented.

He also considered and concluded that the proposed corporate reorganization did not contribute to the corporate purpose, contained elements of possible serious risks, and that there was an alternative organization proposal by lines of business that would best achieve the stated goals for this reorganization. Therefore, he recommended that the Board of Directors vote against this corporate reorganization.

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He also stated that if the Board of Directors recommends that the shareholders approve this proposal of geographic reorganization by the majority shareholder, it should give the shareholders a detailed explanation and reconciliation between the capital increase approved in 2012 and this reorganization proposal with all its elements and implications.

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Appendix E

Directors’ Committee Report

E - 1

Directors’ Committee Report

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE DIRECTORS’ COMMITTEE.

Santiago, November 4, 2015

Mr. Borja Acha B.,

Chairman of the Board of Directors

Enersis S.A.

Ref.: Opinion about the Corporate Reorganization Proposal of Enersis S.A.

TO WHOM IT MAY CONCERN:

Pursuant to the provisions of the Official Letter N° 15.443 (“Official Letter”) dated July 20, 2015 of Chile’s Superintendence of Securities and Insurance (“SVS”, in its Spanish acronym), the provisions of Title IX of The Chilean Companies Act Law N° 18,046 (“LSA” in its Spanish acronym), and as required by the Board of Directors of Enersis S.A. (“Enersis” or the “Company”) via the unanimous agreement adopted on July 27, 2015, by virtue of the present instrument, and on behalf of Enersis’ Directors’ Committee (“Committee”), Messrs. Hernán Somerville S., Herman Chadwick P. and Rafael Fernández M., hereby comply with the requirement to report about the Corporate Reorganization proposal depicted in Enersis’ Significant Event published on July 27, 2015.

I.	Introduction

On April 22, 2015 the Board of Directors of Enersis was informed of a Significant Event released by its controller, stating that it would be advisable that the Board of Directors of Enersis, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) initiate a corporate reorganization process aimed at separating the electricity generation and distribution activities performed in Chile from those performed in the other countries in which the Enersis group operates in Latin America (Argentina, Brazil, Colombia and Peru). The objective of such reorganization is to eliminate duplicities and redundancies derived from the current complex corporate structure, and to generate value for all its shareholders. Eventually, subsequent to these corporate spin-offs, the resulting companies could merge focusing on the operations outside of Chile.

Also on April 22, 2015, and after an Extraordinary Board of Directors meeting, Enersis announced to the market in a Significant Event that it had received notice of the Significant Event released by its controller and that it had agreed, by the unanimity of its members, that once a new Board of Directors was appointed by the Ordinary Shareholders´ Meeting (“OSM”), it would examine the convenience of initiating a study of the corporate reorganization initiative at its next Ordinary Board of Directors Meeting scheduled for April 28, 2015.

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On April 24, 2015, prior to such meeting, the SVS issued the Official Letter N°8,438, which request to the Chairman of Enersis’ Board of Directors to inform about: “(i) any communication that the controller could have forwarded to the Chairman or other executives of Enersis on the possible structures to be analyzed in the reorganization and, (ii) the term of the use of proceeds of Enersis’ last capital increase and the amount available of such funds”. On April 27, 2015, Enersis’ Management answered to the SVS by including a presentation of the proposed operation sent by the controller to the Chief Executive Officer of Enersis. Use of proceeds of the capital increase and the funds still available were detailed.

The Enersis OSM was held on April 28, 2015, and a new Board of Directors was appointed, some of which were elected for the first time. Following this OSM, a Board of Directors’ meeting was held at the end of which the Company announced, through a Significant Event dated April 28, 2015, the initiation of the corporate reorganization analysis, granting powers to Management to that effect.

As part of the analysis requested, on May 18, 2015 Enersis Management filed a Reserved Event to the SVS, inquiring the following: (i) to confirm that the spin-off of Enersis, Endesa Chile and Chilectra does not constitute a related parties transaction (“OPR” in its Spanish acronym) pursuant to Title XVI of Law 18,046 of the LSA; (ii) to confirm that the merger between the resulting companies is not an OPR on the same terms as described in point (i); (iii) in case that any of the aforementioned operations was an OPR, to identify the companies or persons that should be considered as related parties; and, (iv) that the withdrawal right does not apply to the spin-off companies. Such petition was submitted without considering the opinions of the Board of Directors, notwithstanding the petition realized by the Director Mr. Rafael Fernández M., via e-mail to the Chief Executive Officer and the Chairman of the Board of Directors of Enersis, to wait until the Board of Director’s Meeting to be held the following day, in order to receive the comments of the Directors regarding this inquiry to the SVS. The Director, Mr. Hernán Somerville stated that, in its opinion, such power was delegated to the Chief Executive Officer through a Board of Directors’ agreement.

Notwithstanding the works initiated by the Company in order to analyze a potential corporate reorganization, on the same day, May 18, 2015, the SVS issued Official Letter N°10,119, asking to clarify press releases mentioning that Bank of America – Merrill Lynch (“BofA”) and Deutsche Bank were appointed to provide determined advisory services. On May 19, 2015, Enersis Management answered the above-referred official letter, informing the appointment of BofA, by the unanimity of the Board of Directors of Enersis adopted at its meeting of April 28, 2015, as a possible Advisor, although, the advisory services agreement had not yet been signed with such advisory bank.

Finally, on June 22, 2015, and once the terms and conditions for its services had been agreed to, Enersis Management informed, through a Significant Event, that the advisory bank, BofA, had been hired solely in relation to the reorganization process and had received instructions to not communicate with other market players nor act as an open communications channel.

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On the other hand, through Official Letter N° 15,443 issued on July 20, 2015 by the SVS in answer to Enersis’ inquiry dated May 18, 2015, the SVS confirmed that the corporate reorganization did not constitute an OPR; and consequently, that the applicable regulation was Title IX of the LSA instead of the regulation included in Title XVI of that same law.

Notwithstanding the above, the SVS stated that “the Board of Directors must have sufficient, ample and timely information at the time of adopting its decisions regarding the “corporate reorganization” as a whole, with their various stages, since (…) the spin-offs and mergers cannot be analyzed independently or autonomously”. Due to this, the Official Letter establishes that the information that must be at the shareholders’ disposal in order to resolve the referred spin-offs, must include, in addition to the usual information required for this type of operations related to spin-offs:

•	“detailed information about the objective and expected benefits of the spin-offs, as well as their respective terms and conditions;

•	a report that includes assets, liabilities and shareholders’ equity of the entity subject to each spin-off, with a column of adjustments, if appropriate, and, finally, the balances that represent the continuing and the resulting companies, as appropriate;

•	A description of the main assets allocated and liabilities delegated to the resulting companies;

And in relation the planned mergers:

•	detailed information about the objective and expected benefits of the mergers;

•	reports issued by independent experts appraisers on the estimated value of the entities to be merged and estimated exchange ratios of the corresponding shares”.

The SVS also indicated that the managements of the companies involved may consider other measures in order to enable shareholders to have more elements for an adequate analysis of the operation, “such as an explicit pronouncement issued by the Directors’ Committee with respect to the above-referred corporate reorganization object of your inquiry”.

On July 24, 2015, the SVS issued Official Letter N° 15,761, which request to the Chairman of the Board of Directors of Enersis to inform about press releases referring to a eventual change to the originally-proposed corporate reorganization.

After the Enersis Board of Directors’ Meeting on July 27, 2015, the Company’s Management responded the abovementioned Official Letter through a Significant Event published the same day, indicating that the operation to be studied would be

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the spin-off of Chilectra and Endesa Chile, from which new companies would result (“Chilectra Américas” and “Endesa Chile Américas”), which would allocate the non-Chilean assets and liabilities. In the case of Enersis, a new company will emerge to which the assets and liabilities of the Chilean shareholdings (“Enersis Chile”) will be allocated.

Additionally and in accordance with the provisions of the Official Letter, the Board of Directors unanimously agreed to request that the Company’s Directors’ Committee issue its opinion on the corporate reorganization operation as described in the Significant Event released the same day.

In order to support the execution of their work, through a Significant Event published on August 13, 2015, it was informed that the Enersis Directors’ Committee agreed in the meeting held the same day, by majority of its members, to appoint “IM Trust” as its financial advisor in order to support the issuance of the Committee’s opinion regarding the convenience of the operation.

Moreover, and in compliance with the provisions of the Official Letter, a Significant Event was published on September 15, 2015, informing that the Enersis’ Board of Directors had unanimously appointed Mr. Rafael Malla as independent expert appraiser, in order to comply with the provisions of the referred Official Letter.

A corporate reorganization could be structured in different ways; however, this Committee will issue its opinion regarding the operation in accordance with the terms in which it has been submitted.

The Director Mr. Rafael Fernández M., expressed his concern because as the analysis moved forward, given the arguments invoked and since the declared objectives to impulse this operation did not seem to be achievable with the proposed organization formula, asked on August 19, 2015, that a new issue be included in the Board of Directors agenda, so that he could submit an alternative corporate reorganization proposal to the one submitted by the controller.

On September 15, 2015, the Director Mr. Rafael Fernández M. submitted a reorganization proposal by business lines, as generally used in the business world, which substantially proposes to reorganize all shareholdings into two business lines: Generation and Distribution, offering two alternatives for its materialization. This proposal was filed as an official document annex to the minutes of this meeting.

In the Board of Directors’ Minute dated October 13, 2015, there is a summary of such proposal, contained in pages 2, 3 and 4.

In summary, as main conclusions of the organization by business lines submitted, the Director Rafael Fernández M. highlighted that:

•	It diminishes the number of holdings,

•	It allows bringing the operating income-generating sources closer to the shareholders,

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•	It diminishes the minority interests,

•	It eliminates the competition for shareholder investors between Enersis, Endesa Chile and Chilectra,

•	It does not undermine the source of income stability provided by the geographical diversification,

•	It simplifies the value generation analysis of the group of companies, and

•	It improves the decision-making process.

Finally, the Director Mr. Rafael Fernández M. stated his conviction that this reorganization offers superior achievements regarding the objectives sought by the geographical reorganization promoted by the controller.

The Director Mr. Hernán Somerville stated on that occasion that this meant, in its opinion, the implicit need to analyze the organization of this group of companies.

II.	Description of the operation.

The proposed geographical reorganization is structured in two phases, but the proposal must be considered as a single operation whose objective is the corporate reorganization of the Enersis group, resulting in one hand in a holding company containing Chilean generation and distribution assets and, on the other hand, one vehicle to consolidate shareholdings in the other Latin American countries where currently Enersis has subsidiaries. In summary, the operation consists in the following:

1.	Phase I: Both Chilectra and Endesa Chile will spin-off, emerging: (i) Chilectra Américas, to which would be allocated shareholdings and other related assets and liabilities of Chilectra outside of Chile; and (ii) Endesa Américas, to which would be allocated the shareholdings and other related assets and liabilities of Endesa Chile outside of Chile. On the other hand, each one of the continuing companies would keep the totality of the business they currently developed in Chile, including the equity portion comprised, among others, by the assets, liabilities and administrative permits that each of them currently owns in the country.

Enersis will be spun-off, and as a result it will emerge Enersis Chile, to which would be allocated the shareholdings and assets and liabilities related to Enersis in Chile, including the shareholdings in both the spun-off companies, Chilectra and Endesa Chile. In the spun-off company Enersis (which, subsequent to the spin-off will be renamed “Enersis Américas”) would keep the equities owned by Enersis outside of Chile, including those that Chilectra Américas and Endesa Américas might have, as well as the liabilities related to them.

At the time of the spin-off, each shareholder of Enersis, Endesa Chile and Chilectra would receive an equal number of shares as those owned by them in such companies on a “one-to-one” (1:1) basis in the new Enersis Chile, Endesa Américas and Chilectra Américas companies.

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2.	Phase II: According to the above, Enersis Américas would absorb Chilectra Américas and Endesa Américas by merger, which would be dissolved without liquidation, pursuant to the law.

Since the beginning of the analysis of the operation, the Director, Mr. Rafael Fernández M., argued at the Board of Directors and the Directors’ Committee that this is a unique and indivisible operation between related parties, and that as a consequence the legal regulations governing related parties transactions ought to have been applied. This would have meant to analyze whether the objective of the operation proposed by the controller is to contribute to the best interest and whether it meet prices, terms and conditions to those prevailing in the market at the time of its approval. The foregoing has been reflected in the Board of Directors’ and the Directors’ Committee minutes. The Director, Mr. Rafael Fernández M., indicated that this operation, as promoted by the controller, Enel, implies a sui generis and particular form of reorganization. He pointed out to be unaware of any Chilean or international corporate group to operate in such manner, with Chile separated from the rest of the Latin American assets; namely, Enersis Chile and Enersis Américas. The Director reiterated his request for Enel to state which are today its long-term intentions regarding the form of organizing Enersis. Moreover, he said that Enel is an Italian state-owned company with a debt of € 54.3 billion (as of June 30, 2015) and a current market capitalization of € 39.5 billion, approximately.

The Directors, Messrs Chadwick and Somerville, indicated that the Board of Directors had agreed to delegate on the Directors’ Committee the issuance of an opinion as if it were an operation between related parties, to be pronounced about the best interest of the Company and the market terms and conditions and, along those same lines, that an advisor had been appointed with a scope of work equivalent to that of an independent appraiser. The Directors, Messrs Chadwick and Somerville, added that since this is an operation including a merger, the minority shareholders are as well protected as if it were a related party transaction.

The Director, Mr. Rafael Fernández M., disagreed with the statements of Messrs. Chadwick and Somerville, because the appointment and engagement of the independent appraiser must be made with the favorable vote of the independent Director, while the referred financial adviser was appointed with his vote against. The legal obligations of an independent appraiser in a related party transaction are absolutely different from those assigned to the previously-alluded Financial Adviser designated by the Directors’ Committee. He also disagreed that the merger regulations safeguard the interests of the minority shareholders as well as by those applicable to related parties transactions. He stated that he was convinced that both the merger regulations as well as the related party transaction regulations must be applied complementarily.

The operation must be considered as a single operation, compromising in a coordinated and successive manner each and every one of the Company’s acts indicated above, even if carried out in different stages. Additionally, and according to the provisions of the Official Letter, it corresponds to apply the provisions of Title IX of

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the Chilean Companies Act that specifically govern spin-off agreements and subsequently the one of the merger, whereas the regulations pursuant to Title XVI of the Chilean Companies Act related to transactions between related parties are not applicable.

III.	Background information analyzed by the Directors’ Committee.

The Directors’ Committee considered the following reports:

1.	Report of the financial advisor of the Board of Directors, BofA, dated October 30, 2015.

2.	Report of the financial adviser of the Directors’ Committee, IM Trust, dated November 2, 2015. Although, the operation is not formally a related party transaction, it was appointed with a scope of work equivalent to an independent appraiser.

3.	Report of the independent expert, Mr. Rafael Malla, dated November 2, 2015.

All, BofA, IM Trust and Mr. Rafael Malla, declared they had due independence, the necessary information and reasonable time to carry out their analysis, all of which are available to all shareholders. The Directors, Messrs Somerville and Chadwick indicated that there were no objections raised by the Directors’ Committee regarding the lack of independence of the above-identified advisers.

The Director, Mr. Rafael Fernández M., stated that it was the Board of Directors who appointed Mr. Rafael Malla; therefore, the Board of Directors must receive the report, something that had not occurred as of today. Consequently, in the Director Mr. Rafael Fernández’s opinion, the Directors´ Committee cannot use that report to issue its recommendation until the Board of Directors declares having received such expert report.

Directors, Messrs Chadwick and Somerville, reminded that on November 2, a final and notarized version of Mr. Malla’s report was forwarded to all Directors.

a.	BofA report

In its meeting held on April 28, 2015, Enersis’ Board of Directors unanimously resolved to appoint BofA as financial advisor to carry out technical support work to analyze the corporate reorganization process.

On October 30, 2015, BofA issued a report regarding the corporate reorganization process as it was defined. In the document, BofA identifies certain benefits of the operation, particularly: (i) a strategic match with the geographical organization, which will enable improvements in Enersis’ competitive advantages and organizing the decision-making; (ii) will simplify the structure, increasing the visibility of the businesses, reducing the holding’s discount and unlocking value, (iii) will generate cost efficiency and a better utilization of fiscal credits in Enersis Américas, and (iv) the creation of investment vehicles, which present different investment opportunities

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according to the investor risk preferences between Chilean risks and other Latin American country risks. The report indicates also that there are certain costs related to the transaction, particularly certain tax impacts and transaction costs for advisories, among other expenses.

The methodology used by the adviser consisted in an analysis of discounted cash flows by each of the companies of the group on an individual basis, so as to reflect the risks of each country and business. After obtaining the results, the sum of the parts were calculated and weighted by each company’s shareholding in the case of Enersis Américas.

The discount rates used by BofA for the valuation correspond to nominal dollar rates, adjusted by country risk, which reasonably reflect the subsidiaries risks according to the industry and markets where they operate. The cost of capital was defined with techniques and methodologies commonly and worldwide accepted for valuating companies.

Likewise, the methodology of comparable companies multiples was applied, considering similar companies of the sector based on real stock exchange information.

According to BofA, the range of share exchange ratios for Enersis’ equity, from the point of view of the current shareholders of the companies, are the following:

	Equity range of Enersis Américas
	Enel	Minority shareholders Enersis	Minority shareholders Endesa Chile	Minority shareholders Chilectra
Proportional shareholding by DCF	50.70%	33.00%	12.80%	0.03%
	52.60%	34.30%	16.30%	0.10%

b.	Report of the financial adviser of the Directors’ Committee, IM Trust. The Directors Messrs. Somerville and Chadwick refer to the preceding comment regarding the commission assigned to IM Trust.

At its extraordinary meeting held on August 13, 2015, the Enersis’ Directors’ Committee resolved by unanimous vote of its members, to appoint IM Trust as financial adviser to support the Directors’ Committee in the studies and analyses related to the Reorganization.

The Director Mr. Fernández emphasized that IM Trust was appointed by the majority of the Directors’ Committee with his vote against. He opposed to IM Trust selection, due that at the begging of 2015 IM Trust’s corporate group issued an opinion regarding the Reorganization, and 10 days prior of being appointed by the Directors’ Committee, a newspaper published that they would be hired by Enel as Enersis’ financial advisers. Mr. Fernández stated that IM Trust’s services were approximately 4 times more expensive than the other bid submitted, by Econsult, financial adviser that Mr. Fernández suggested, and which the Directors’ Committee unanimously invited to submit its bid in the process of election of the adviser.

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Directors Mr. Chadwick and Mr. Somerville stated the following: with respect to an eventual hiring by Enel, both IM Trust and Enersis’ General Management categorically denied any contractual relationship between IM Trust and Enel. Moreover, they clarified that IM Trust was under the obligation and a notarized affidavit of independence. They added that in the investment banks there is total independence between analysts and the corporate area. In addition, they added that with respect to the reorganization costs and due to its complexity, this bank had the record experience and all the means required to approach this subject, and the cumulative information gathered in its participation in 2013 capital increase, which was considered fundamental for analyzing this operation.

The Director, Mr. Morandé said that in this operation there is no independent appraiser with the legal obligations that it implies, since the related party transaction regulations are not being applied.

On November 2, 2015, IM Trust, appointed by the Directors’ Committee of Enersis, issued a report that included an opinion about Enersis’ corporate reorganization considering, among other elements, the operation rationale and the business model proposal, the cash flow impacts, the tax impacts and the transaction costs. Likewise, IM Trust referred to the estimated exchange ratios for the companies: Enersis Américas, Endesa Américas and Chilectra Américas in a subsequent merger of the three companies.

For its analysis, IM Trust used the discounted cash flows methodology for each company to be merged. For validating the results, IM Trust applied a market approach, consisting on estimating the companies valued through the current market multiples in the five countries where the companies operate.

The discount rates used by IM Trust for the valuation corresponded to nominal dollar rates, adjusted by country risk, which reasonably reflect the subsidiary risk according to its industry and markets. The capital cost was defined with techniques and methodologies commonly accepted for valuating companies worldwide.

IM Trust based its analysis, among others, in the information provided by the Company, mainly: (i) projected cash flows of the Enersis’ subsidiaries; (ii) business plans; (iii) meetings with Enersis Senior Management; and (iv) proforma financial statements.

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According to IM Trust, the range of share exchange ratios for Enersis, from the point of view of current shareholders of the companies, are the following:

	Equity range of Enersis Américas
	Enel	Minority shareholders Enersis	Minority shareholders Endesa Chile	Minority shareholders Chilectra
Proportional shareholding by DCF	51.84%	33.67%	14.40%	0.08%
Proportional shareholding according to market criteria	51.92%	33.73%	14.25%	0.10%

c.	Report of the independent expert appointed by Directors’ Committee, Mr. Rafael Malla

As provided in Official Letter N° 15,443 of the SVS dated July 20, 2015, and as might be applicable by paragraph a) and g) of the Decree DL N° 3,538 of 1980 and the final paragraph of article 147 of the LSA, on September 15, 2015, Enersis’ Board of Directors at its extraordinary meeting, resolved by the majority of its members, to appoint Mr. Malla as independent expert to issue a report on the estimated value of the companies to be merged and their estimated exchange ratios..

Regarding the report signed by the expert, Mr. Malla, the Director Mr. Fernández stated that according to his own inquiries, the development and execution of the report was carried out by Mr. Malla and Deloitte Advisory, a company that was not appointed by the Board of Directors, thereby compromising the independence of the expert. For this reason, Mr. Morandé considers that such report must not be admitted by the Board of Directors nor the Directors’ Committee can use it to analyze and issue its recommendation. The report would not have been issued by an independent expert since there was a third party’s intervention. Therefore, the Director Mr. Fernández does not share any of the statements consigned under point III. c “Report of the independent expert appointed by Directors’ Committee, Mr. Rafael Malla”.

Directors Mr. Chadwick and Mr. Somerville stated that they were aware that Mr. Malla was assisted by the firm Deloitte, also a signatory of the contract. They value positively that Mr. Malla was supported by such a renowned and prestigious firm. Likewise, they verified that the expert report was signed by the expert. Additionally, the Directors’ Committee was informed by the Administration and Finance Manager that (i) there is no conflict of interest in hiring Deloitte; and that (ii) it is a normal practice that when an appointment is made of an expert that belongs to an auditing firm, the latter also executes the contract.

On October 30, 2015, Mr. Malla issued an expert report including an opinion regarding 100% of the equity value estimation of the companies that might be merged: Enersis Américas, Endesa Américas and Chilectra Américas.

The methodology used by Mr. Malla consisted in estimating the economic value of the equity of the companies to be merged by adding parts of the value of each of their own shareholdings in the Enersis’ subsidiaries. He estimated the economic value of

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each subsidiary, subtracting from such value the net financial debt and adding the value of other non-operational net assets. Finally, he considered the net financial debt and the value of other assets of each of the companies to be merged at the parent level.

The estimates were calculated based on discounted cash flows by subsidiary. Additionally, the study used market multiples and stock exchange values of the different companies traded in Latin America. According to the expert report, the results obtained applying the discounted cash flows are within ranges similar to those obtained by using market multiples.

The discount rates used by Mr. Malla for the appraisal correspond to nominal rates in local currencies as of June 30, 2015, which reasonably reflect the risk of the subsidiaries according to the industry and the markets in which they operate, according to the current state of the businesses. In order to calculate the cost of capital, it used techniques and methodologies commonly accepted for the purposes of valuating companies worldwide.

Mr. Malla used multiple sources of information in preparing his expert report. He had access to information provided by Enersis’ Management, highlighting: (i) financial projections; (ii) presentations about the different markets in which the group operates; (iii) financial statements as of June 30, 2015 and proforma balance sheets as of September 30, 2015, among others. Likewise, the expert had access to Enersis’ Senior Management to better understand (i) business plans; (ii) debt and cash allocations; (iii) tax effects; and, (iv) operating costs, among others. Finally, the expert used both financial as well as business public information sources.

According to Mr. Malla, the range of share exchange ratios for Enersis, from the point of view of the current shareholders of the companies, are the following:

	Equity range of Enersis Américas
	Enel	Minority shareholders Enersis	Minority shareholders Endesa Chile	Minority shareholders Chilectra
Proportional shareholding by DCF	50.90%	33.10%	13.20%	0.10%
	52.60%	34.10%	15.90%	0.10%

IV.	Opinion.

In this report, the Committee shall refer to the proposal with respect to which the Enersis’ Board of Directors requested the Director’s Committee to issue an opinion regarding the corporate restructuring, as agreed to at the Board’s meeting of July 27, 2014.

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a.	The rationale of the operation.

The proposed operation entails benefits in the management of the companies. Enersis’ current corporate structure, which is the result of a long history of equity acquisitions in Latin America, as well as of other financial operations, resulted in an effective geographical and business diversification of the group in the region. However, the complex corporate structure that resulted from this process does not provide an accurate value of the businesses operated by Enersis. It also generates potential conflicts of interest, and it does not allow to the Management to have an efficient corporate decision-making structure. For this reason, it is necessary to reorganize the corporate structure in order to simplify the organization and enable management to be more agile and focused.

The Director, Rafael Fernández M., expressed his disagreement with the aforementioned paragraph.

b.	The business model proposed.

The proposed structure, to separate the Chilean operations from those of the rest of Latin America, responds to a geographic approach that is similar to the one adopted by many other large, global energy operators.

It should be mentioned that Enersis’ current controller, the Italian electricity company, Enel, with an extensive experience in developing energy projects in Europe and the rest of the world, has adopted the structuring of its divisions according to a geographical approach, as one of its business model pillars. Therefore, the proposed structure of the operation is aligned with the goals of the controller.

Consequently, the Committee believes, by the majority of its members, that it is reasonable to implement a business model consistent with the normal practices of the sector, using a geographical approach in line with the model used by its current controller, Enel.

The Director, Rafael Fernández M., expressed his disagreement with the aforementioned paragraph.

c.	Impacts and risks of the operation.

The operation, as described above, assumes certain impacts and risks in various areas:

Economic-financial impacts:

•	Costs of the Operation: Executing the operation requires incurring in certain transaction costs, such as financial and legal advisory services which amount to US$ 41 million for Enersis, Endesa Chile and Chilectra; of which, approximately US$ 8 million corresponds to expenses subject to a subsequent evaluation.

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•	Improved Efficiency: The business plan related to the corporate restructuring considers the implementation of an efficiency plan and improvements in various areas; which, if carried out will generate benefits for Enersis Américas and Enersis Chile, which are:

•	Improvements in Operating Costs: reduced costs in Enersis Chile and Enersis Américas. Primarily related to the optimization of the operations of Endesa Chile and Chilectra.

•	Overhead in Holding Companies: reducing costs primarily related to payroll reductions.

•	Overhead in Operational Companies: reducing overhead costs.

•	Improvements in Management of Financial Resources.

•	Taxes: Better use of tax credits.

In total, it is estimated that the improvement plan should produce benefits of approximately US$ 100 million in Enersis Chile and US$ 327 million in Enersis Américas. These benefits should be realized if Management executes the established plans and develops the processes necessary to achieve the improvement objectives, since they are linked to the corporate restructuring process and to the efficiency program submitted by Management.

The Director, Rafael Fernández M. stated that according to IM Trust these potential values are substantially lower, since a significant portion of them “are not” related to this geographical reorganization proposal. IM Trust estimates that the actual value of the improvement plan in Enersis Américas that is attributable to this reorganization proposal is US$ 18 million, and not US$ 327 million.

All these improvements will be reflected on an annual basis and will be effective beginning in 2019.

•	Tax Impacts: As a result of the Spin-Off, tax liabilities will be generated due to capital gains. Specifically, the taxes created as a result of separating Endesa Chile and Chilectra is estimated to be US$ 278 million.

It should be noted that similar to the costs that will emerge at the time of the division, tax benefits will also be generated for the merged company, which will be recorded in the future, due to more effective use of the tax credits that will emerge from the payment of dividends in the different countries.

Stock Exchange Impact:

The division of Enersis into two companies, one focused on the operations in Chile, and the other concentrated on shareholdings in the other Latin American countries, may potentially bring liquidity to the stock exchange trading prices of the companies and may differ from Enersis’ current stock exchange trading prices. Currently, Enersis is the second most traded company in the Chilean market, while Endesa Chile occupies the fourth place. Following the division and subsequent merger, Enersis Américas, Endesa Chile and Enersis Chile will remain as part of the IPSA index (which groups the 40 most traded companies in the Santiago Stock Exchange). However, these

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companies could have a lower liquidity level than the original companies. Despite the potential lower liquidity, Enersis Américas and Enersis Chile will remain eligible for international stock indices, such as for example: S&P, MSCI, and FTSE, among others.

The new companies, Enersis Américas and Enersis Chile may potentially attract new investors with a preference for risk exposure only in Chile and, on the other hand, for those investors with a preference for growth potential of Latin America. This would increase the shareholder base of both companies, giving greater visibility to the value of the assets.

In the opinion of the majority of the Committee, there is a potential value increase for the divided companies from a reduction of the holding discount, that is, the discount that the market applies to a holding company considering its individual-level costs, complexity of the structure of companies and corresponding decision-making, among other reasons. Currently, Enersis trades with a holding discount of 20%, while its subsidiaries Endesa Chile and Chilectra trade with a holding discount of 10% and 22%, respectively. A simplified structure and improved efficiencies may provoke a reduction in the holding discount perceived by the market, and thus increase value for all shareholders.

Risks:

•	Non-merger Risks: There is the possibility that the shareholders of the companies involved in the approval of the divisions of Enersis, Endesa Chile and Chilectra or the shareholders of the newly created companies do not approve the merger of the “Américas” companies according to the terms proposed. This possibly could arise due to the exercising of the withdrawal rights in any of the companies involved in the merger in an amount that exceeds reasonable and habitual limits for these types of transactions.

In this sense, similar to other mergers that have occurred recently in Chile, in order for the proposed merger to take effect, in accordance with Article 5 and Article 158, of the LSA, it is expected that the merger will be subject to a condition precedent consisting in that the withdrawal rights that can be eventually exercised by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas on account of the merger do not exceed, respectively, the given percentage which is to be determined in the shareholders’ meetings held to vote on the divisions.

•	Risk of Losing Investment Grade Rating: There is the possibility that after the Spin-Offs, the companies, as well as those resulting from subsequent mergers, will not be rated as investment grade by the credit (risk) rating agencies. The potential consequences of such an occurrence could be less access to financial markets and greater financing costs. The Company’s CFO has received verbal confirmation from the credit rating agency S&P that all four of the companies resulting from the split of Enersis and Endesa, will receive a shadow rating above Investment Grade.

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•	Risk of Legal Action.

d.	Exchange ratio and other terms and conditions.

Exchange ratio:

As mentioned above, the operation should be considered as a single operation, and it should be assumed that the division of Enersis, Endesa Chile and Chilectra will be followed by the subsequent merger of the companies with non-Chilean assets. In this sense, the SVS, in its Official Letter, has stated that the shareholders who will vote on the Spin-Offs must know preliminary exchange ratios for the merger of Enersis Américas, Endesa Américas and Chilectra Américas ex-ante.

The Official Letter emphasizes the fact that the companies involved in the merger do not yet exist nor have recorded any trading price whatsoever; therefore, logically, the shareholders’ meetings that will vote on the division cannot issue an opinion on the exchange ratios, using the estimates of the financial advisers, independent appraisers and experts whose sole purpose is to meet with the provisions of the SVS Official Letter.

In the opinion of the majority of this Committee, the exchange ratio should be one that maintains a balance between the contribution to be made by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas in the merged Enersis America that is consistent with the best market value estimates of their respective shareholdings.

According to this, our recommendation is that the exchange ratio range must be the one which adequately reflects the valuations obtained by BofA, Rafael Malla and IM Trust, all of which have made their calculations using best market practices for appraising companies. Considering the middle point of the exchange ratios, the ranges proposed by the majority of the Committee, with Director Rafael Fernández M. voting against, are the following:

Exchange ratio range of Enersis Américas
	Enersis Shareholders		Endesa Chile Shareholders		Chilectra Shareholders
	Min	Max	Min	Max	Min	Max
Middle point:	84.4%	86.5%	13.4%	15.5%	0.1%	0.1%

e.	Best interest contribution.

In the opinion of this Directors’ Committee, by the majority of its members, from a strategic and business point of view, the operation contributes to the best interest of Enersis.

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The Committee would like to note that in order for the proposed operation to contribute to the best interest, it is required that value is created and that the terms and conditions be equal for all shareholders.

The main reasons for which this Committee, with the majority vote of its members, believes that the proposed operation contributes to the best interest of Enersis, are the following:

1.	Implementation of the business model by geographical area: This Committee, by the majority of its members, considers that the proposal analyzed is consistent with the vision of comparable relevant operators in the energy sector regarding the management of the operations with a geographic focus, also applied by other multinational companies. It is valid for Enel, the controlling shareholder, to consider convenient a reorganization based on a geographical distribution, as currently implemented by other companies in the rest of the world. Enel has a proven international track record and its business model integrates a geographical vision to organize its operations.

2.	Efficiency improvements: Management’s plan related to the reorganization process, considers a reduction of operating costs and administration expenses, since duplicities and redundancies will be eliminated at the holding level. There would have a positive impact on the company value if all efficiency measures are carried out.

3.	Greater value due to reduced holding discount: The operation intends to provide greater visibility to the shareholdings of the Enersis Group which are currently distributed in different investment vehicles or companies. The reorganization operation will reduce the complex corporate structure and, consequently, will potentially reduce the holding discount currently granted by the market.

4.	Expanding the shareholder base: The demerger of Enersis into Enersis Chile and Enersis Américas will generate attraction in those investors that prefer (i) total exposure to a balanced assets portfolio between the generation and distribution businesses in Chile; and, (ii) in those investors that prefer a similar scheme but in markets with potential future growth. This larger shareholders base will enable to evaluate the real value of the operations, through a better visibility of the corporate structures.

5.	Optimizing the fiscal scheme: The creation of a holding with a total exposure to assets located outside Chile will enable a better use of the fiscal credits arising from the dividends payment in subsidiaries.

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Minority vote from the Director Rafael Fernández M.:

Regarding the merit of the controller’s proposal on a geographical reorganization, this Director has been able to collect information directly from the company’s senior management, as well as from IM Trust. In summary, it can be stated the following:

i.	There are impact in the cash flow for Enersis shareholders with a cost component payable at the time of the Spin-Off and the benefits will be perceived in the long term, as long as there are no legal tax modifications, with a Net Present Value of US$ 377 million. I must state that this Present Value calculated for the first 5 years is Negative by US$ 27 million.

ii.	Pursuant the main objective to reduce the holding discount, IM Trust indicates that it may decrease by up to 5% (US$ 768 million), resulting from an eventual revaluation of the Chilean operations of Endesa and Chilectra, inasmuch as the market “perceives a level of growth and performance equal to those of the comparables” (AES Gener and Colbún). Considering that IM Trust points out that such “up to” implies, as stated in its preliminary reports, that it may be zero and that the business plans approved by the majority of the Board of Directors do not permit, in the opinion of this Director, comply with this condition, this potential benefit is discarded.

iii.	This Director highlights the fact that Enersis Chile is a company organized along two business lines, through a distribution company and a generation holding.

iv.	IM Trust also pronounced on the impact on liquidity, given the smaller sizes of the new holdings in comparison to Enersis, indicating that “the impact on liquidity as a result of the reorganization should not alter significantly the value of the resulting companies”, from a negative point of view.

v.	Finally, IM Trust considers that the size and lower diversification that will affect both new holdings, and the exposure of Enersis Américas to a higher-risk markets, would make expectable a lower risk classification. The present value of this potentially negative effect is estimated at US$ 143 million for Enersis shareholders.

This Director represents the eventual possibility that once the Spin-Off is effective and having already incurred in a series of costs, amounting approximately US$ 300 million, these companies may ultimately not merge. There are two identifiable risks in this regard, that a legal proceeding (either current or new) may stop de reorganization process or that the right to withdrawal, manifested up to 30 days after the Extraordinary Shareholders’ Meeting (“ESM”) that approves the merger, exceed what was agreed at this ESM. A scenario with the companies already divided and with delays in the merger, may imply high costs for many shareholders; a situation that must be considered.

The Director considers that the described situation may be so onerous to the shareholders that he recommends to evaluate the possibility of redesigning this operation, in the case of being carried out.

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In conclusion, the vision of the Director regarding this proposal is that it contains inevitable cost elements at the beginning of its execution; its potential benefits will be perceived in the long term, having a negative impact during the first five years; he does not attribute a significant impact to the holding discount and; the proposal contains the risk that the merger will not materialize, risk that this Director would not take. The Director considers that the present proposal does not contribute to the best interest of the company and contains risk elements eventually burdensome; and there is an alternative proposal of organization by business line that reach better the declared objectives for this reorganization. Therefore, the Director recommends to the Board of Directors to vote against executing this geographical reorganization.

The Director also indicated that in the case that the Board of Directors recommends to shareholders to execute this geographical reorganization proposal promoted by the controller, a detailed explanation of the conciliation and correspondence between the 2012 Capital Increase and this reorganization proposal, along with all its elements and implications, must be given to shareholders.

During the second stage of the proposed operation, i.e. the merger of Endesa Américas and Chilectra Américas into Enersis Américas, it must be considered an exchange ratio that adequately and fairly reflect the shareholdings of each shareholder in each of the companies to be spun-off and merged in function to the best value estimation of their shareholdings.

This Committee acknowledges the existence of certain risks in the execution of the operation that may affect the aforementioned efficiency improvements, costs and structures.

The Directors’ Committee expressed, unanimously, that it was indispensable that the Controller ratify each and every of the commitments formulated by the Controller at the time of the capital increase of Enersis S.A. approved by the ESM held in December 2012, in order to leave no doubt on the term and enforceability of it.

Mr. Somerville stated for the record that at the OSM held on April 28, 2015, no question was asked about the capital increase and its relation with the corporate reorganization declarations made by Mr. Francesco Starace, the Chief Executive Officer of Enel, on different dates prior to this OSM and subsequently, became Significant Events.

f.	Evolution of the business in Chile

The majority of the Committee stated that the corporate reorganization will enable the definition of investment plans and growth plans in line with the different characteristics of each market. Particularly, in the case of Chile, two companies will be created and will focus exclusively on local operations, as is the case of Endesa Chile and Chilectra, and will become “pure players” in the generation and distribution businesses, respectively. In this effect, it is important that both companies have the necessary tools in order to take advantage of all possible growth opportunities for the development of their business plans.

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With respect to Endesa Chile, it is considered that it should become a company with a relevant generation of cash flow that would permit an attractive remuneration to its shareholders, without affecting the possibility of undertaking new growth projects.

On the other hand, during the last years, a strong trend has been observed in Chile toward developing the generation of non-conventional renewable energy, which it is estimated to continue in the future, and is confirmed to be a key component in the energy matrix of the Country.

The controlling shareholder currently owns a subsidiary that specializes in the construction and operation of non-conventional renewable energies at worldwide level, Enel Green Power, which has already proven its capacity to develop this type of projects in Chile.

In the unanimous opinion of this Committee, it is essential to achieve an agreement with Enel Green Power that would permit to Endesa Chile the possibility to participate in projects with non-conventional renewable technologies.

The Director Mr. Fernández Morandé added that also should be permitted the development of hydroelectric projects that are economically, environmentally and socially feasible without size restrictions. To that effect, it is essential to ensure an own engineering and management capacity.

g.	Conclusions

As aforementioned, we restate that an operation of this type could be structured in different ways. However, the Board of Directors has requested this Committee to issue an opinion exclusively about the corporate reorganization proposal proposed by the controller and submitted on July 27, 2015 by the Upper Management, reason why the pronouncement by this Committee on the operation is under the terms that have been raised.

Regarding the aforementioned, the Committee, considering the majority of its members and the vote against of the Director, Rafael Fernández Morandé, concludes that this operation effectively contributes to the best interest of Enersis in the terms that they have been described.

/s/ Hernán Somerville Senn	/s/ Herman Chadwick Piñera	/s/ Rafael Fernández Morandé
Hernán Somerville Senn Rut: 4.132.185-7 Chairman of the Directors’ Committee. Financial Expert	Herman Chadwick Piñera Rut: 4.975.992-4 Director	Rafael Fernández Morandé Rut: 6.429.250-1 Director

***

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Appendix F

Amended and Restated By-Laws (Estatutos) of Enersis Américas S.A.

F - 1

AMENDED AND RESTATED BYLAWS

OF ENERSIS AMÉRICAS S. A.

CHAPTER ONE

Name, Domicile, Duration and Objects

Article 1: A corporation is hereby established that shall be called “Enersis Américas S.A.”, (the “Company”) governed by these bylaws and, on those matters omitted, by the legislation and regulation applicable to this type of corporation.

Article 1 bis: Notwithstanding the preceding Article, the Company is subject to the provisions of Decree Law No. 3,500 and its amendments.

Article 2: The Company’s address shall be in the city of Santiago and agencies or branches may be opened in other parts of the country or abroad.

Article 3: The life of the Company is indefinite.

Article 4: The objects of the Company shall be the exploit in Chile or abroad the exploration, development, operation, generation, distribution, transmission, transformation, and/or energy sale in any of its forms or nature, directly or through other companies, as well as telecommunication activities and the provision of engineering consultancy services in the country and abroad. It shall also be its object to invest and manage its investments in its subsidiary and affiliate generation, transmission, distribution or electricity trading companies, or any other subsidiary and affiliate companies whose business is related to any of the following: (i) energy in any of its forms or nature; (ii) supply of public utilities or which have electric energy as their main component; (iii) telecommunications and computer science, and (iv) intermediation business through the Internet. In meeting its main objects, the Company shall carry out the following functions:

(a)	Promote, organize, constitute, modify, dissolve or liquidate companies of any kind whose objects are allied or related to those of the Company.

(b)	Propose the investment, financing and trading policies to its subsidiary companies, as well as the accounting systems and criteria to be followed.

(c)	Supervise the management of its subsidiary companies.

(d)	Provide its related companies, and subsidiary and affiliate companies with financial resources necessary for their businesses and provide management services for its subsidiaries; financial, commercial, technical and legal advice; auditing services and generally any kinds of service seeming necessary for their best performance.

Apart from its main objects and acting always within the limits set out in the Investment and Financing Policy approved by a Shareholders’ Meeting, the Company may invest in:

(1)	The acquisition, exploitation, construction, rental, management, commercialization and disposal of all kinds of real estate directly or through subsidiary or affiliate companies.

(2)	All kinds of financial assets including shares, bonds and debentures, commercial papers and in general all kinds of securities and holdings in companies, directly or through subsidiary or affiliate companies.

CHAPTER TWO

Capital and Shares

Article 5: The capital of the Company amounts to Ch$ 3,575,339,011,549 divided into 49,092,772,762 common and nominative shares, all of the same series and with no par value, which are entered and paid in the manner described in the Second Transitory Article of these bylaws.

Article 5 bis: No person shall directly or through other related persons hold more than 65% of the capital with voting rights of the Company or a higher percentage which the law may allow for holding a concentration factor of 0.6. The minority shareholders should hold at least 10% of the capital with voting rights and at least 15% of the capital with voting rights should be held by over one hundred unrelated shareholders each of whom shall hold a minimum equivalent to one hundred Unidades de Fomento in shares, according to the value at which they appear in the latest balance sheet. Minority shareholders and related persons shall be understood as defined in current legislation.

Article 6: Shares shall be registered and their subscription shall be recorded in writing in the manner determined under current legislation and regulations. Their transfers and transmission shall be in accordance with those regulations. Payment for subscribed shares may be in cash or other tangible or intangible assets.

Article 7: The Company shall not recognize fractions of shares. Should one or more shares belong jointly to various parties, the co-owners shall all be obliged to provide a power of attorney to act before the Company.

Article 8: Unpaid balances of subscribed shares shall be adjusted in the same proportion as changes in the value of the Unidad de Fomento.

Article 9: Shareholders are only responsible for the payment of their shares and are not obliged to return to the Company the amounts of any benefits they might have received as a benefit. In the case of the transfer of subscribed and unpaid shares, the transferor shall be liable severally with the transferee for its payment, and notice must be recorded on the certificate of the share payment conditions.

Article 9 bis: The right to withdraw that a Pension Fund Manager may exercise in the cases foreseen in Article 107 of Decree Law No. 3,500 of 1980 shall be subject to the following special conditions: a) the right to withdraw shall arise on the day of publication of the decision of the Risk Rating Agency which withdraws its approval of the shares of the Company, and the term for exercising such right and for payment of the share price in accordance with paragraph 2 of Article 71 of Law No.18,046 shall run from that date, and b) the value of the share which the Company shall pay to the Pension Fund Manager exercising its withdrawal rights, shall be calculated in accordance with the pertinent Articles of Supreme Decree No.587 dated August 4, 1982 of the Ministry of Finance, known as Corporation Regulations. However, should the shares have a market quotation, the value per share shall be the greater of the average weighted price in its market trading during the six months prior to the date of the withdrawal of approval decision of the Risk Rating Agency causing the withdrawal, duly adjusted for inflation in line with changes in the Consumer Price Index between the day of each transaction and the date of that decision, and the market value on that day defined as the average price of transactions on the stock market. The higher value so calculated shall be applicable only if it be greater than that determined in accordance with the provisions of the said Corporations Regulations and, in the case of shares having no market quotation, the date of the withdrawal of approval decision of the Risk Rating Agency shall be considered as the date for calculating the book value.

Article 10: Private agreements between shareholders relating to shares disposal, shall be registered with the Company and made available to other shareholders and interested third parties and reference shall be made to them in the Shareholders Register. If this procedure is not followed, such agreements shall be not opposable to third parties. Such agreements shall not affect the obligation of the Company to register without further formality the transfers that are presented, in accordance with the law.

Article 11: The Shareholders Register, the details to be stated on share certificates and the procedure in the case of lost or mislaid certificates, shall comply with the pertinent legal rules and regulations.

CHAPTER THREE

Administration

Article 12: The Company shall be administered by a Board of Directors composed by seven re-eligible members who may or may not be shareholders of the Company.

Article 13: Members of the Board of Directors shall be elected by the Ordinary Shareholders’ Meeting. The Board of Directors shall remain for a period of three years at the end of which it shall be completely renewed or re-elected.

Article 14: Board of Directors’ meetings shall be constituted with the absolute majority of the Directors and decisions shall be taken by the absolute majority of the Directors present with voting rights. In the case of a tied vote, the person presiding the meeting shall decide.

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Article 14 bis: All acts or contracts entered into by the Company with its majority shareholders, its Directors or Executives or with parties related to these, shall be previously approved by two-thirds of the Board of Directors and appear in the corresponding minutes, notwithstanding the provisions of Chapter XVI of Law No. 18,046.

Article 15: The Board of Directors shall meet at least once every month and whenever the Company’s business so requires. There shall be ordinary and extraordinary Meetings. The former shall be held on dates and times pre-established by the Board of Directors itself; the latter when especially convened by the Chairman himself or at the request of one or more Directors, in which case prior qualification by the President with respect to the need to hold such Meeting is required, except where the Meeting is requested by the absolute majority of all Board Members, in which case such Meeting may be held without any prior qualification. Extraordinary Meetings may only deal with those matters specifically included in the meeting notification. In the first session following the appointment of the Directors at an Ordinary Shareholders’ Meeting, the Board of Directors shall elect a Chairman and Vice-chairman to replace him in his absences, from amongst its members.

Article 16: The Directors shall be remunerated. The Ordinary Shareholders’ Meeting will set the amount of remuneration annually. The Chairman shall be entitled to receive twice the amount paid to each Director. The Vice-chairman shall be entitled to one and a half times the amount paid to each Director.

Article 17: The Board of Directors of the Company represents it judicially and extra-judicially and to comply with its objects which it shall not be necessary to demonstrate to third parties, has all the powers of administration and disposal which the Law or the bylaws do not reserve for the Shareholders’ Meeting, without the necessity to give it any special powers, even for those acts or contracts for which the law demands such. This does not impede actions appropriate to the Chief Executive Officer. The Board of Directors may delegate part of its powers to the Chief Executive Officer, Managers, Assistant Managers, Lawyers and senior executives of the Company, to one Director or to a Committee of Directors and to other persons for especially defined objectives.

Article 17 bis: In carrying out the powers set out in the preceding Article, the Board of Directors shall act always within the limitations set by the investment and financing policy approved at the Ordinary Shareholders’ Meeting in accordance with the terms of Article 119 of Decree Law No. 3,500 of 1980, and its amendments.

Article 18: The Company shall have a Chief Executive Officer who shall be appointed by the Board of Directors and shall be granted all the powers of a commercial agent and those expressly agreed by the Board of Directors. The position of Chief Executive Officer is incompatible with that of Chairman, Director, Auditor or Accountant of the Company.

CHAPTER FOUR

Shareholders’ Meetings

Article 19: Shareholders shall meet in Ordinary and Extraordinary Meetings. The former shall be held once each year within four months following the balance sheet date to decide on matters of mutual interest without necessarily being mentioned in the respective meeting notification. The latter may be held at any time as required by the business to decide on any matter which the Law or these bylaws reserves for consideration by a shareholders meeting and provided these matters are stated in the respective meeting notification. Notifications of Ordinary and Extraordinary Meetings shall not be necessary when the whole number of validly issued shares is represented at the respective meeting. When an Extraordinary Meeting has to resolve on matters appropriate to an Ordinary Shareholders’ Meeting, its procedures and resolutions shall be subject, where appropriate, to the quorums applicable to the latter class of meetings.

Article 20: The following are matters for an Ordinary Meeting: 1) Examination of the situation of the Company and of the reports of accounting inspectors and external auditors and the approval or rejection of the annual report, balance sheet, financial statements and presentations prepared by the managers or liquidators of the Company; 2) The distribution of profits for each year and, especially, the dividend distribution; 3) The election or renewal of the members of the Board of Directors, of liquidators and of management inspectors; and 4) Generally, any matter of general interest which is not reserved for an Extraordinary Meeting. Ordinary Meetings shall appoint independent external auditors annually to examine the accounts, inventories, balance sheet and other financial statements, and to inform the following Ordinary Meeting in writing of its findings.

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Article 20 bis: In addition to the terms of the preceding Article, the Ordinary Meeting shall be responsible for approving the investment and financing policy proposed by the management in the terms contemplated in Article 119 of Decree Law No. 3,500 of 1980 and its amendments. It shall also be the responsibility of the Ordinary Meeting to appoint annually the inspectors of accounts and their respective alternates, with the powers established in Article 51 of Law No.18,046.

Article 21: The following are matters for an Extraordinary Meeting: 1) The dissolution of the Company; 2) Transformation, merger, or division of the Company and amendments to its bylaws; 3) Bond and convertible debenture issuances; 4) The disposal of 50% or more of assets, with or without its liabilities, to be determined on the basis of the balance sheet for the previous financial year; and likewise, any business plan definition or amendment that involves the sale of assets above the aforementioned percentage. Likewise the sale or transfer of ownership of 50% or more of the assets of a subsidiary, provided that this represents at least 20% of the assets of the Company, and any disposal of its shares that implies that the parent company ceases to be its controller; 5) The granting of real or personal guarantees to secure third party obligations, unless granted to subsidiaries, in which case, the approval of the Board of Directors will be sufficient and; 6) Other matters which, by law, or by these bylaws, should be known by, and subject to the Shareholders’ Meetings. The matter referred to in items one, two, three and four may only be agreed upon in Meetings held before a Notary, who must certify that the Minutes of the Meeting is the true expression of what occurred and was agreed upon in the meeting

Article 21 bis: Notwithstanding the terms of the preceding Article, the following shall also be matters of an Extraordinary Meeting: a) The disposal of assets or rights of the Company which are declared essential for its business in the investment and financing policy, as well as the granting of guarantees over them; and b) The modification in advance of the investment and financing policy approved by the Ordinary Meeting.

Article 22: Meetings shall be convened by the Board of Directors of the Company and notifications shall be effected by means of a conspicuous advice which shall be published at least three times on different days in the newspaper within the Company’s legal area of residence, which the Meeting shall nominate. It shall also send a notification by mail to every shareholder at least 15 days prior to the date of the meeting, which should mention the matters for consideration at the meeting, as well as an explanation of the way full copies of the documents justifying the various options submitted to a vote can be obtained, if any, which should be made available to shareholders on the web site of the Company. The omission of this obligation shall not affect the validity of the notification, but the Directors, Liquidators and Managers of the Company at fault shall be responsible for any damage suffered by shareholders, irrespective of the administrative sanctions which the Superintendence of Securities and Insurance may apply. However, those meetings attended by the whole of the issued shares with voting rights may be self-convened and held validly even when the required formalities for notifications have not been complied with. All shareholder meetings must be informed to the Superintendence of Securities and Insurance at least 15 days in advance.

Article 23: Meetings are constituted with an absolute majority of shares with voting rights on the first notification, and with those present or represented, whatever their number, on the second notification, and resolutions shall be adopted by the absolute majority of the shares present or represented with voting rights. Notices of the second notification may only be published once the meeting subject to the first notification fails to convene, and in any case the new meeting should be convened within 45 days following the date fixed for the meeting not held. Meetings shall be presided by the Chairman of the Board of Directors or the person taking his place, and the Secretary of the Board of Directors of the Company, or the Chief Executive Officer in his absence, shall act as Secretary of the meeting.

Article 24: Resolutions of Extraordinary Shareholders’ Meetings which relate to modifications of the bylaws shall require the vote of two-thirds of the shares with voting rights.

Article 24 bis: As long as the Company remains subject to the terms contained in Chapter Twelve and other relevant parts of Decree Law No. 3,500, of 1980, as amended, any modification to the regulations set out in the First, Fifth, Ninth, Fourteenth, Seventeenth, Twentieth, Twenty-First, Twenty-Seventh and Thirty Seven Supplementary Articles and the present Article, shall require the consenting vote of 75% of the issued shares with voting rights, in accordance with Article 121 of the said Decree Law No. 3,500.

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Article 25: Only those shareholders registered in the Shareholders Register five days before the date for which the respective Meeting is convened, may participate in meetings and exercise their rights to speak and vote. Shareholders without voting rights, as well as the Directors and Managers who are not shareholders, may participate in General Meetings with a right to speak.

Article 26: Shareholders may be represented at meetings by another person even if such person is not a shareholder, notwithstanding that established in Article 45 bis of Decree Law No. 3,500. Proxies for such representations shall be given in writing for all the shares held by the owner on the date stated in the preceding Article.

Article 27: Shareholders shall have a right to one vote for each share they own or represent, and may accumulate or distribute them as they wish in any election.

Article 27 bis: Notwithstanding the contents of the preceding Article, no shareholder may exercise for his own account or on behalf of other shareholders, the right to vote for a percentage of subscribed shares with voting rights of the Company in excess of the maximum concentration permitted in the bylaws and must deduct any excess over this limit for this purpose. For calculating this percentage, the shares held by the shareholder shall be added to those of parties related to the former. Neither may any person represent shareholders who in aggregate hold more than the maximum concentration level permitted in the bylaws.

CHAPTER FIVE

The Directors’ Committee and Audit Committee

Article 28: While the Company meets the equity and concentration requirements established in Article 50 bis, or that succeeding or replacing it, of Law No. 18,046, it shall be obliged to appoint an independent director and a Directors’ Committee. This Committee shall be governed in its formation, membership, functioning and powers by the provisions of the Chilean Companies Act and instructions on this subject issued by the Superintendence of Securities and Insurance.

Article 29: Notwithstanding the provisions of the preceding Article and while the Company is an issuer of securities duly registered with the New York Stock Exchange (NYSE) or any other American national stock exchange, the formation, membership, functioning and powers of the Directors’ Committee shall also be governed, where not to be contrary to Chilean law, by the obligatory provision for the so-called “Audit Committee” in the Sarbanes Oxley Act (SOX) of the United States of America and the instructions issued by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), or the organism or entity that definitively corresponds in accordance with the legislation of the United States of America. In case of a irreconcilable or irremediable conflict, disagreement or incompatibility between the provisions of Chilean and American legislation for the Directors’ Committee and the Audit Committee respectively, Chilean law shall prevail over foreign law, although the Board of Directors may call an Extraordinary Shareholders’ Meeting to amend the bylaws should this be necessary, and shall have the widest powers, acting within its powers, to solve such conflict, disagreement or incompatibility should this be possible, by the creation of new committees and/or sub-committees, as also the delegation of part of its powers in accordance with Article 40 of the Chilean Companies Act. The shareholders, directors and Board of Directors of the Company should ensure at all times that the agreements and policies adopted by it are compatible and harmonious with the provisions of both legislations.

Article 30: The Directors’ Committee shall be composed of three members, the majority of whom shall be independent according to the criteria and requirements established for this purpose in Article 50 bis of Law No. 18,046, both at the time of their appointment and during the whole period in which they perform as members of the Committee. Notwithstanding the above and complementing the provisions of Article 29 above, while the corporation is an issuer of securities duly registered on the NYSE or any other American national stock exchange, and in order to give strict compliance with the legal and regulatory requirements that the registration involves, all the members of the Directors’ Committee should also meet the criteria and requirements of independence prescribed for this purpose by the SOX, SEC and NYSE. Thus, no director who has been elected

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or appointed as a member of the Directors’ Committee may therefore have any link, interest or dependence with the corporation, whether economic, professional, credit or commercial, whatever the amount or nature, nor receive, directly or indirectly, any income, remuneration or compensation from the corporation or any of its subsidiaries which is not by concept nor has as the sole and exclusive source the duties performed as a member of the Board of Directors, as a member of the Directors’ Committee or as a member of any other committee or sub-committee of directors of the Company.

Article 31: The loss of independence which, according to the laws governing the Company and these bylaws, affects a member of the Committee, shall generate the following incapacity of the respective director to perform their duties as a director or member of the Directors’ Committee and therefore they should cease automatically in that position, notwithstanding their responsibility to the shareholders.

Article 32: The directors appointed as members of the Directors’ Committee shall remain as such for the period they were appointed as director and may only resign from this position when they resign as director or having acquired a following incapacity to perform the duties, in which case the provisions of the preceding Article shall apply. No director elected or appointed as a member of the Directors’ Committee may be excused from this election or appointment.

Article 33: The meetings of the Directors’ Committee shall be validly constituted with the absolute majority of its members and its resolutions shall be adopted by the absolute majority of the members present. The Directors’ Committee should elect a Chairman from among its members, who shall have the casting vote in the event of a tied vote.

Article 34: The Committee shall have the powers and duties that have been expressly contemplated both in the laws and their regulations, as well as the rules issued for the purpose by the competent administrative authority, especially those stated in Article 50 bis of Law No. 18,046, and any other matter, mandate, power or duty commended to it by a shareholders or Board meeting.

Article 35: The deliberations, agreements and organization of the Directors’ Committee shall be governed, in everything applicable, by the regulations relating to the Board meetings of the Company.

CHAPTER SIX

Balance Sheet, Funds and Earnings

Article 36: As of December 31 of each year, a financial statement with the operations of the Company shall be prepared, and the Board of Directors shall present this to the Ordinary Shareholders’ Meeting together with a report analyzing the situation of the Company and the statement of income and the related report provided by the inspectors of accounts and external auditors. All these documents must reflect clearly the equity position of the Company at the close of the respective year and the profits obtained or losses suffered during the year.

Article 37: On a date no later than the first notification convening the Ordinary Shareholders’ Meeting, the Board of Directors should make available to each shareholder registered in the respective register a copy of the duly audited Financial Statements and Annual Report of the Company, including the reports of the external auditors and inspectors of accounts, and their respective notes. The duly audited balance sheet and statement of income and other information which the law or the Superintendence of Securities and Insurance requires, shall be published on the web site of the Company no less than ten days before the date on which the meeting to approve them is to be held. The annual report, balance sheet, inventories, minutes of Board and Shareholders’ Meetings, books and reports of inspectors, must be available to shareholders in the offices of the Company for 15 days prior to the date informed for the meeting. Should the balance sheet and statement of income be altered by the Meeting, the amendments, where corresponding, shall be made available to shareholders within 15 days following the date of the Meeting.

Article 38: Unless otherwise approved at the respective Meeting with the unanimous vote of the shares issued, a cash dividend shall be distributed annually to shareholders, pro rata to their shares, for at least 30% of the net income for each year. In any event, the Board of Directors may, under the personal responsibility of the Directors present at the respective approval, distribute interim dividends during the year as a charge against the profits of that year, provided that there are no accumulated losses. That portion of profits earnings not appropriated by the Meeting to dividends, may be capitalized at any time, subject to amending the bylaws through the issue of free shares or by increasing the nominal value of the shares, or be retained to meet possible dividend payments in following years.

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CHAPTER SEVEN

Dissolution and Liquidation

Article 39: The dissolution of the Company shall occur in the cases foreseen in the Law. Dissolution in advance shall only be agreed at an Extraordinary Shareholders’ Meeting with the consenting vote of two-thirds of the issued shares with voting rights.

Article 40: Once the Company is dissolved, the liquidation shall be performed by a Liquidation Committee formed by three people, shareholders or not, chosen by the Shareholders’ Meeting, and who shall have the powers, duties and obligations established in the law or regulations. If the Company is dissolved as a result of all the shares being held by one person through an uninterrupted period of at least ten days, liquidation shall be unnecessary.

Article 41: The liquidators shall convene an Ordinary Shareholders’ Meeting in the month of April each year to report on the state of the liquidation. Should the liquidation not be completed within two years, a new election of liquidators shall be made, the same persons being re-eligible. The position of liquidators is remunerated and the Ordinary Shareholders’ Meeting shall set the remuneration. The position of liquidator is revocable by an Ordinary or Extraordinary Shareholders’ Meeting. Liquidators shall be suspended from their positions by overriding legal incapacity or by their declaration of bankruptcy.

CHAPTER EIGHT

General Provisions

Article 42: The differences which may arise between the shareholders as such, or between them and the Company or its officers, either during its existence or its dissolution, will be solved by an arbitrator named by common accord between both parties, who will exercise the role as arbitrator in such a proceeding, and must decide according to Law. In the absence of such an agreement, the arbitrator shall be designated by Common Courts at the request of either party, in which case such nomination must be from attorneys who teach or who have taught for at least three consecutive years as Professors of Economic or Commercial Law in the Department of Law at the Universidad de Chile, Universidad Católica de Chile or Universidad Católica de Valparaíso. Notwithstanding the above, in the event of a conflict, the plaintiff may withdraw his recognition of the authority of the arbitrator, and submit to the jurisdiction of the Common Justice, a right that cannot be exercised by the directors, managers, administrators and senior executives of the Company, nor by those shareholders that individually hold, directly and indirectly, shares whose book or market value exceeds 5,000 Unidades de Fomento, according to the value of this unit on the date of presentation of the demand.

Article 43: On those matters omitted by these bylaws and in any matter not expressly foreseen in them, the provisions of Law No.18,046 shall apply, together with its amendments and regulations and relevant parts of Decree Law No. 3,500 in the case foreseen in Article 111 of that Decree Law.

Article 44: The Company will continue to be subject to Resolution No. 667 of the Honorable Resolution Commission (the former antitrust authority), dated as of October 30, 2002, on the understanding that (i) the restrictions imposed by it will not apply to the Company in respect of Enersis Chile S.A. and (ii) given that the companies will not participate in any way in relevant markets located in the Republic of Chile, the Company will be able to merge with Endesa Américas S.A. and Chilectra Américas S.A.

TRANSITORY ARTICLES

First Transitory Article: For the purposes of the Twenty-Second Article of these bylaws, the meeting agrees that publications for convening Ordinary and Extraordinary Shareholders’ Meetings shall be effected in the “El Mercurio de Santiago” newspaper.

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Second Transitory Clause: The Company’s capital amounts to Ch$ 3,575,339,011,549 divided into 49,092,772,762 common and nominative shares, all of the same series and with no par value, fully subscribed and paid for prior to the date of these bylaws.

The capital described above reflects the capital decrease agreed upon at the Extraordinary Shareholders’ Meeting held on [•], for an amount of Ch$ 2,229,108,974,538, as established in the demerger agreement of Enersis S.A. as the surviving entity with its same legal status, in accordance with the terms set forth in the minutes of the abovementioned Extraordinary Shareholders’ Meeting.

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Appendix G

By-Laws (Estatutos) of Enersis Chile S.A.

G - 1

BYLAWS OF ENERSIS CHILE S. A.

CHAPTER ONE

Name, Domicile, Duration and Objects

Article 1: A corporation is hereby established that shall be called “Enersis Chile S.A.”, (the “Company”) governed by these bylaws and, on those matters omitted, by the legislation and regulation applicable to this type of corporation.

Article 1 bis: Notwithstanding the preceding Article, the Company is subject to the provisions of Decree Law No. 3,500 and its amendments.

Article 2: The Company’s address shall be in the city of Santiago and agencies or branches may be opened in other parts of the country or abroad.

Article 3: The life of the Company is indefinite.

Article 4: The objects of the Company shall be the exploit in Chile or abroad the exploration, development, operation, generation, distribution, transmission, transformation, and/or energy sale in any of its forms or nature, directly or through other companies, as well as telecommunication activities and the provision of engineering consultancy services in the country and abroad. It shall also be its object to invest and manage its investments in its subsidiary and affiliate generation, transmission, distribution or electricity trading companies, or any other subsidiary and affiliate companies whose business is related to any of the following: (i) energy in any of its forms or nature; (ii) supply of public utilities or which have electric energy as their main component; (iii) telecommunications and computer science, and (iv) intermediation business through the Internet. In meeting its main objects, the Company shall carry out the following functions:

(a)	Promote, organize, constitute, modify, dissolve or liquidate companies of any kind whose objects are allied or related to those of the Company.

(b)	Propose the investment, financing and trading policies to its subsidiary companies, as well as the accounting systems and criteria to be followed.

(c)	Supervise the management of its subsidiary companies.

(d)	Provide its related companies, and subsidiary and affiliate companies with financial resources necessary for their businesses and provide management services for its subsidiaries; financial, commercial, technical and legal advice; auditing services and generally any kinds of service seeming necessary for their best performance.

Apart from its main objects and acting always within the limits set out in the Investment and Financing Policy approved by a Shareholders’ Meeting, the Company may invest in:

(1)	The acquisition, exploitation, construction, rental, management, commercialization and disposal of all kinds of real estate directly or through subsidiary or affiliate companies.

(2)	All kinds of financial assets including shares, bonds and debentures, commercial papers and in general all kinds of securities and holdings in companies, directly or through subsidiary or affiliate companies.

CHAPTER TWO

Capital and Shares

Article 5: The subscribed and paid in capital of the Company amounts to Ch$ 2,229,108,974,538 divided into 49,092,772,762 common and nominative shares, all of the same series and with no par value, which are entered and paid in the manner described in the First Transitory Article of these bylaws.

Article 5 bis: No person shall directly or through other related persons hold more than 65% of the capital with voting rights of the Company or a higher percentage which the law may allow for holding a concentration factor of 0.6. The minority shareholders should hold at least 10% of the capital with voting rights and at least 15% of the capital with voting rights should be held by over one hundred unrelated shareholders each of whom shall hold a minimum equivalent to one hundred Unidades de Fomento in shares, according to the value at which they appear in the latest balance sheet. Minority shareholders and related persons shall be understood as defined in current legislation.

Article 6: Shares shall be registered and their subscription shall be recorded in writing in the manner determined under current legislation and regulations. Their transfers and transmission shall be in accordance with those regulations. Payment for subscribed shares may be in cash or other tangible or intangible assets.

Article 7: The Company shall not recognize fractions of shares. Should one or more shares belong jointly to various parties, the co-owners shall all be obliged to provide a power of attorney to act before the Company.

Article 8: Unpaid balances of subscribed shares shall be adjusted in the same proportion as changes in the value of the Unidad de Fomento.

Article 9: Shareholders are only responsible for the payment of their shares and are not obliged to return to the Company the amounts of any benefits they might have received as a benefit. In the case of the transfer of subscribed and unpaid shares, the transferor shall be liable severally with the transferee for its payment, and notice must be recorded on the certificate of the share payment conditions.

Article 10: Private agreements between shareholders relating to shares disposal, shall be registered with the Company and made available to other shareholders and interested third parties and reference shall be made to them in the Shareholders Register. If this procedure is not followed, such agreements shall be not opposable to third parties. Such agreements shall not affect the obligation of the Company to register without further formality the transfers that are presented, in accordance with the law.

Article 11: The Shareholders Register, the details to be stated on share certificates and the procedure in the case of lost or mislaid certificates, shall comply with the pertinent legal rules and regulations.

CHAPTER THREE

Administration

Article 12: The Company shall be administered by a Board of Directors composed by seven re-eligible members who may or may not be shareholders of the Company.

Article 13: Members of the Board of Directors shall be elected by the Ordinary Shareholders’ Meeting. The Board of Directors shall remain for a period of three years at the end of which it shall be completely renewed or re-elected.

Article 14: Board of Directors’ meetings shall be constituted with the absolute majority of the Directors and decisions shall be taken by the absolute majority of the Directors present with voting rights. In the case of a tied vote, the person presiding the meeting shall decide.

Article 14 bis: All acts or contracts entered into by the Company with its majority shareholders, its Directors or Executives or with parties related to these, shall be previously approved by two-thirds of the Board of Directors and appear in the corresponding minutes, notwithstanding the provisions of Chapter XVI of Law No. 18,046.

Article 15: The Board of Directors shall meet at least once every month and whenever the Company’s business so requires. There shall be ordinary and extraordinary Meetings. The former shall be held on dates and times pre-established by the Board of Directors itself; the latter when especially convened by the Chairman himself or at the request of one or more Directors, in which case prior qualification by the President with respect to the need to hold such Meeting is required, except where the Meeting is requested by the absolute majority of all Board Members, in which case such Meeting may be held without any prior qualification. Extraordinary Meetings may only deal with those matters specifically included in the meeting notification. In the first session following the appointment of the Directors at an Ordinary Shareholders’ Meeting, the Board of Directors shall elect a Chairman and Vice-chairman to replace him in his absences, from amongst its members.

Article 16: The Directors shall be remunerated. The Ordinary Shareholders’ Meeting will set the amount of remuneration annually. The Chairman shall be entitled to receive twice the amount paid to each Director. The Vice-chairman shall be entitled to one and a half times the amount paid to each Director.

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Article 17: The Board of Directors of the Company represents it judicially and extra-judicially and to comply with its objects which it shall not be necessary to demonstrate to third parties, has all the powers of administration and disposal which the Law or the bylaws do not reserve for the Shareholders’ Meeting, without the necessity to give it any special powers, even for those acts or contracts for which the law demands such. This does not impede actions appropriate to the Chief Executive Officer. The Board of Directors may delegate part of its powers to the Chief Executive Officer, Managers, Assistant Managers, Lawyers and senior executives of the Company, to one Director or to a Committee of Directors and to other persons for especially defined objectives.

Article 17 bis: In carrying out the powers set out in the preceding Article, the Board of Directors shall act always within the limitations set by the investment and financing policy approved at the Ordinary Shareholders’ Meeting in accordance with the terms of Article 119 of Decree Law No. 3,500 of 1980, and its amendments.

Article 18: The Company shall have a Chief Executive Officer who shall be appointed by the Board of Directors and shall be granted all the powers of a commercial agent and those expressly agreed by the Board of Directors. The position of Chief Executive Officer is incompatible with that of Chairman, Director, Auditor or Accountant of the Company.

CHAPTER FOUR

Shareholders’ Meetings

Article 19: Shareholders shall meet in Ordinary and Extraordinary Meetings. The former shall be held once each year within four months following the balance sheet date to decide on matters of mutual interest without necessarily being mentioned in the respective meeting notification. The latter may be held at any time as required by the business to decide on any matter which the Law or these bylaws reserves for consideration by a shareholders’ meeting and provided these matters are stated in the respective meeting notification. Notifications of Ordinary and Extraordinary Meetings shall not be necessary when the whole number of validly issued shares is represented at the respective meeting. When an Extraordinary Meeting has to resolve on matters appropriate to an Ordinary Shareholders’ Meeting, its procedures and resolutions shall be subject, where appropriate, to the quorums applicable to the latter class of meetings.

Article 20: The following are matters for an Ordinary Meeting: 1) Examination of the situation of the Company and of the reports of accounting inspectors and external auditors and the approval or rejection of the annual report, balance sheet, financial statements and presentations prepared by the managers or liquidators of the Company; 2) The distribution of profits for each year and, especially, the dividend distribution; 3) The election or renewal of the members of the Board of Directors, of liquidators and of management inspectors; and 4) Generally, any matter of general interest which is not reserved for an Extraordinary Meeting. Ordinary Meetings shall appoint independent external auditors annually to examine the accounts, inventories, balance sheet and other financial statements, and to inform the following Ordinary Meeting in writing of its findings.

Article 20 bis: In addition to the terms of the preceding Article, the Ordinary Meeting shall be responsible for approving the investment and financing policy proposed by the management in the terms contemplated in Article 119 of Decree Law No. 3,500 of 1980 and its amendments. It shall also be the responsibility of the Ordinary Meeting to appoint annually the inspectors of accounts and their respective alternates, with the powers established in Article 51 of Law No. 18,046.

Article 21: The following are matters for an Extraordinary Meeting: 1) The dissolution of the Company; 2) Transformation, merger, or division of the Company and amendments to its bylaws; 3) Bond and convertible debenture issuances; 4) The disposal of 50% or more of assets, with or without its liabilities, to be determined on the basis of the balance sheet for the previous financial year; and likewise, any business plan definition or amendment that involves the sale of assets above the aforementioned percentage. Likewise the sale or transfer of ownership of 50% or more of the assets of a subsidiary, provided that this represents at least 20% of the assets of the Company, and any disposal of its shares that implies that the parent company ceases to be its controller; 5) The granting of real or personal guarantees to secure third party obligations, unless granted to subsidiaries, in which case, the approval of the Board of Directors will be sufficient and; 6) Other matters which, by law, or by these bylaws, should be known by, and subject to the Shareholders’ Meetings. The matter referred to in items one, two, three and four may only be agreed upon in Meetings held before a Notary, who must certify that the Minutes of the Meeting is the true expression of what occurred and was agreed upon in the meeting

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Article 21 bis: Notwithstanding the terms of the preceding Article, the following shall also be matters of an Extraordinary Meeting: a) The disposal of assets or rights of the Company which are declared essential for its business in the investment and financing policy, as well as the granting of guarantees over them; and b) The modification in advance of the investment and financing policy approved by the Ordinary Meeting.

Article 22: Meetings shall be convened by the Board of Directors of the Company and notifications shall be effected by means of a conspicuous advice which shall be published at least three times on different days in the newspaper within the Company’s legal area of residence, which the Meeting shall nominate. It shall also send a notification by mail to every shareholder at least 15 days prior to the date of the meeting, which should mention the matters for consideration at the meeting, as well as an explanation of the way full copies of the documents justifying the various options submitted to a vote can be obtained, if any, which should be made available to shareholders on the web site of the Company. The omission of this obligation shall not affect the validity of the notification, but the Directors, Liquidators and Managers of the Company at fault shall be responsible for any damage suffered by shareholders, irrespective of the administrative sanctions which the Superintendence of Securities and Insurance may apply. However, those meetings attended by the whole of the issued shares with voting rights may be self-convened and held validly even when the required formalities for notifications have not been complied with. All shareholder meetings must be informed to the Superintendence of Securities and Insurance at least 15 days in advance.

Article 23: Meetings are constituted with an absolute majority of shares with voting rights on the first notification, and with those present or represented, whatever their number, on the second notification, and resolutions shall be adopted by the absolute majority of the shares present or represented with voting rights. Notices of the second notification may only be published once the meeting subject to the first notification fails to convene, and in any case the new meeting should be convened within 45 days following the date fixed for the meeting not held. Meetings shall be presided by the Chairman of the Board of Directors or the person taking his place, and the Secretary of the Board of Directors of the Company, or the Chief Executive Officer in his absence, shall act as Secretary of the meeting.

Article 24: Resolutions of Extraordinary Shareholders’ Meetings which relate to modifications of the bylaws shall require the vote of two-thirds of the shares with voting rights.

Article 24 bis: As long as the Company remains subject to the terms contained in Chapter Twelve and other relevant parts of Decree Law No. 3,500, of 1980, as amended, any modification to the regulations set out in Articles 1 bis, 5 bis, 14 bis, 17 bis, 20 bis, 21 bis, 27 bis and this Article shall require the consenting vote of 75% of the issued shares with voting rights, in accordance with Article 121 of the said Decree Law No. 3,500.

Article 25: Only those shareholders registered in the Shareholders Register five days before the date for which the respective Meeting is convened, may participate in meetings and exercise their rights to speak and vote. Shareholders without voting rights, as well as the Directors and Managers who are not shareholders, may participate in General Meetings with a right to speak.

Article 26: Shareholders may be represented at meetings by another person even if such person is not a shareholder, notwithstanding that established in Article 45 bis of Decree Law No. 3,500. Proxies for such representations shall be given in writing for all the shares held by the owner on the date stated in the preceding Article.

Article 27: Shareholders shall have a right to one vote for each share they own or represent, and may accumulate or distribute them as they wish in any election.

Article 27 bis: Notwithstanding the contents of the preceding Article, no shareholder may exercise for his own account or on behalf of other shareholders, the right to vote for a percentage of subscribed shares with voting rights of the Company in excess of the maximum concentration permitted in the bylaws and must deduct any excess over this limit for this purpose. For calculating this percentage, the shares held by the shareholder shall be added to those of parties related to the former. Neither may any person represent shareholders who in aggregate hold more than the maximum concentration level permitted in the bylaws.

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CHAPTER FIVE

The Directors’ Committee and Audit Committee

Article 28: While the Company meets the equity and concentration requirements established in Article 50 bis, or that succeeding or replacing it, of Law No. 18,046, it shall be obliged to appoint an independent director and a Directors’ Committee. This Committee shall be governed in its formation, membership, functioning and powers by the provisions of the Chilean Companies Act and instructions on this subject issued by the Superintendence of Securities and Insurance.

Article 29: Notwithstanding the provisions of the preceding Article and while the Company is an issuer of securities duly registered with the New York Stock Exchange (NYSE) or any other American national stock exchange, the formation, membership, functioning and powers of the Directors’ Committee shall also be governed, where not to be contrary to Chilean law, by the obligatory provision for the so-called “Audit Committee” in the Sarbanes Oxley Act (SOX) of the United States of America and the instructions issued by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), or the organism or entity that definitively corresponds in accordance with the legislation of the United States of America. In case of a irreconcilable or irremediable conflict, disagreement or incompatibility between the provisions of Chilean and American legislation for the Directors’ Committee and the Audit Committee respectively, Chilean law shall prevail over foreign law, although the Board of Directors may call an Extraordinary Shareholders’ Meeting to amend the bylaws should this be necessary, and shall have the widest powers, acting within its powers, to solve such conflict, disagreement or incompatibility should this be possible, by the creation of new committees and/or sub-committees, as also the delegation of part of its powers in accordance with Article 40 of the Chilean Companies Act. The shareholders, directors and Board of Directors of the Company should ensure at all times that the agreements and policies adopted by it are compatible and harmonious with the provisions of both legislations.

Article 30: The Directors’ Committee shall be composed of three members, the majority of whom shall be independent according to the criteria and requirements established for this purpose in Article 50 bis of Law No. 18,046, both at the time of their appointment and during the whole period in which they perform as members of the Committee. Notwithstanding the above and complementing the provisions of Article 29 above, while the corporation is an issuer of securities duly registered on the NYSE or any other American national stock exchange, and in order to give strict compliance with the legal and regulatory requirements that the registration involves, all the members of the Directors’ Committee should also meet the criteria and requirements of independence prescribed for this purpose by the SOX, SEC and NYSE. Thus, no director who has been elected or appointed as a member of the Directors’ Committee may therefore have any link, interest or dependence with the corporation, whether economic, professional, credit or commercial, whatever the amount or nature, nor receive, directly or indirectly, any income, remuneration or compensation from the corporation or any of its subsidiaries which is not by concept nor has as the sole and exclusive source the duties performed as a member of the Board of Directors, as a member of the Directors’ Committee or as a member of any other committee or sub-committee of directors of the Company.

Article 31: The loss of independence which, according to the laws governing the Company and these bylaws, affects a member of the Committee, shall generate the following incapacity of the respective director to perform their duties as a director or member of the Directors’ Committee and therefore they should cease automatically in that position, notwithstanding their responsibility to the shareholders.

Article 32: The directors appointed as members of the Directors’ Committee shall remain as such for the period they were appointed as director and may only resign from this position when they resign as director or having acquired a following incapacity to perform the duties, in which case the provisions of the preceding Article shall apply. No director elected or appointed as a member of the Directors’ Committee may be excused from this election or appointment.

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Article 33: The meetings of the Directors’ Committee shall be validly constituted with the absolute majority of its members and its resolutions shall be adopted by the absolute majority of the members present. The Directors’ Committee should elect a Chairman from among its members, who shall have the casting vote in the event of a tied vote.

Article 34: The Committee shall have the powers and duties that have been expressly contemplated both in the laws and their regulations, as well as the rules issued for the purpose by the competent administrative authority, especially those stated in Article 50 bis of Law No. 18,046, and any other matter, mandate, power or duty commended to it by a shareholders or Board meeting.

Article 35: The deliberations, agreements and organization of the Directors’ Committee shall be governed, in everything applicable, by the regulations relating to the Board meetings of the Company.

CHAPTER SIX

Balance Sheet, Funds and Earnings

Article 36: As of December 31 of each year, a financial statement with the operations of the Company shall be prepared, and the Board of Directors shall present this to the Ordinary Shareholders’ Meeting together with a report analyzing the situation of the Company and the statement of income and the related report provided by the inspectors of accounts and external auditors. All these documents must reflect clearly the equity position of the Company at the close of the respective year and the profits obtained or losses suffered during the year.

Article 37: On a date no later than the first notification convening the Ordinary Shareholders’ Meeting, the Board of Directors should make available to each shareholder registered in the respective register a copy of the duly audited Financial Statements and Annual Report of the Company, including the reports of the external auditors and inspectors of accounts, and their respective notes. The duly audited balance sheet and statement of income and other information which the law or the Superintendence of Securities and Insurance requires, shall be published on the web site of the Company no less than ten days before the date on which the meeting to approve them is to be held. The annual report, balance sheet, inventories, minutes of Board and Shareholders’ Meetings, books and reports of inspectors, must be available to shareholders in the offices of the Company for 15 days prior to the date informed for the meeting. Should the balance sheet and statement of income be altered by the Meeting, the amendments, where corresponding, shall be made available to shareholders within 15 days following the date of the Meeting.

Article 38: Unless otherwise approved at the respective Meeting with the unanimous vote of the shares issued, a cash dividend shall be distributed annually to shareholders, pro rata to their shares, for at least 30% of the net income for each year. In any event, the Board of Directors may, under the personal responsibility of the Directors present at the respective approval, distribute interim dividends during the year as a charge against the profits of that year, provided that there are no accumulated losses. That portion of profits earnings not appropriated by the Meeting to dividends, may be capitalized at any time, subject to amending the bylaws through the issue of free shares or by increasing the nominal value of the shares, or be retained to meet possible dividend payments in following years.

CHAPTER SEVEN

Dissolution and Liquidation

Article 39: The dissolution of the Company shall occur in the cases foreseen in the Law. Dissolution in advance shall only be agreed at an Extraordinary Shareholders’ Meeting with the consenting vote of two-thirds of the issued shares with voting rights.

Article 40: Once the Company is dissolved, the liquidation shall be performed by a Liquidation Committee formed by three people, shareholders or not, chosen by the Shareholders’ Meeting, and who shall have the powers, duties and obligations established in the law or regulations. If the Company is dissolved as a result of all the shares being held by one person through an uninterrupted period of at least ten days, liquidation shall be unnecessary.

Article 41: The liquidators shall convene an Ordinary Shareholders’ Meeting in the month of April each year to report on the state of the liquidation. Should the liquidation not be completed within two years, a new election of liquidators shall be made, the same persons being re-eligible. The position of liquidators is remunerated and the Ordinary Shareholders’ Meeting shall set the remuneration. The position of liquidator is revocable by an Ordinary or Extraordinary Shareholders’ Meeting. Liquidators shall be suspended from their positions by overriding legal incapacity or by their declaration of bankruptcy.

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CHAPTER EIGHT

General Provisions

Article 42: The differences which may arise between the shareholders as such, or between them and the Company or its officers, either during its existence or its dissolution, will be solved by an arbitrator named by common accord between both parties, who will exercise the role as arbitrator in such a proceeding, and must decide according to Law. In the absence of such an agreement, the arbitrator shall be designated by Common Courts at the request of either party, in which case such nomination must be from attorneys who teach or who have taught for at least three consecutive years as Professors of Economic or Commercial Law in the Department of Law at the Universidad de Chile, Universidad Católica de Chile or Universidad Católica de Valparaíso. Notwithstanding the above, in the event of a conflict, the plaintiff may withdraw his recognition of the authority of the arbitrator, and submit to the jurisdiction of the Common Justice, a right that cannot be exercised by the directors, managers, administrators and senior executives of the Company, nor by those shareholders that individually hold, directly and indirectly, shares whose book or market value exceeds 5,000 Unidades de Fomento, according to the value of this unit on the date of presentation of the demand.

Article 43: On those matters omitted by these bylaws and in any matter not expressly foreseen in them, the provisions of Law No. 18,046 shall apply, together with its amendments and regulations and relevant parts of Decree Law No. 3,500 in the case foreseen in Article 111 of that Decree Law.

Article 44: The Company will be subject to Resolution No. 667 of the Honorable Resolution Commission (the former antitrust authority), dated as of October 30, 2002, on the understanding that the restrictions it contemplates will not apply to the Company in respect of Enersis Américas S.A.

TRANSITORY ARTICLES

First Transitory Article: The Company has been incorporated in connection with the demerger of Enersis S.A. as agreed upon at the Extraordinary Shareholders’ Meeting of Enersis S.A. held on [•]. As a result, the Company’s capital amounts to Ch$ 2,229,108,974,538 divided into 49,092,772,762 common and nominative shares, all of the same series and with no par value, fully subscribed and paid for by the portion of Enersis S.A.’s assets that are assigned to it as a result of its demerger, as per the pro forma balance sheet of October 1, 2015 and based on the audited financial statements of Enersis S.A. dated September 30, 2015, which has been the basis for the demerger as approved in the aforesaid Extraordinary Shareholders’ Meeting of Enersis S.A.

Second Transitory Article: The following members are appointed as interim directors of the Company: [•]. These interim directors will remain in office until the first Ordinary Shareholders’ Meeting of the Company is held, at which the definitive members of the Board of Directors will be elected. The interim Board of Directors will take office as of the time at which the demerger of Enersis S.A. and the incorporation of “Enersis Chile S.A.” take effect, as indicated in the Eighth Transitory Article, and will have the same powers as the definitive Board of Directors.

Third Transitory Article: From its incorporation, the Company will be voluntarily subject to the requirements established in Article 50 bis of the Chilean Companies Act with regard to the election of independent directors and the creation of a Director’s Committee, in accordance with the final paragraph of Article 50 bis of the Chilean Companies Act. The members of the Director’s Committee and their President will be elected and appointed at the Board meeting to be held within 30 days after the date on which the demerger of Enersis S.A. and the incorporation of “Enersis Chile S.A.” takes effect, as indicated in the Eighth Transitory Article.

Fourth Transitory Article: Ernst & Young is hereby appointed as External Auditor of the Company, and will remain in that position until the first Ordinary Shareholders’ Meeting of the Company is held.

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Fifth Transitory Article: Luis Bone Solano and Waldo Gómez Santiago are hereby appointed as Accounts Inspectors of the Company as principal holders and Franklin Ruiz Salinas and Roberto Lausen Kuhlman are hereby appointed as their respective alternates. They will remain in that position until the first Ordinary Shareholders’ Meeting of the Company is held.

Sixth Transitory Article: A special power of attorney is hereby granted to [•], identified with national identification number [•] and [•] identified with national identification number [•], for any of them, acting individually in the name and on behalf of “Enersis Chile S.A.”, once the demerger of Enersis S.A. and the incorporation of “Enersis Chile S.A.” takes effect, as indicated in the Eighth Transitory Article, to undertake any and all necessary proceedings and actions to ensure the proper functioning of the Company and the registration of its assets, specifically, the procurement of the Tax Identification Number, the declaration of initiation of activities, registration in the [roles] and corresponding records, request the stamping and the corresponding authorizations for accounting books and any other relevant documentation. They are authorized to delegate this power of attorney to one or more persons and grant special mandates.

Seventh Transitory Article: Until the shareholders’ meeting designates the newspaper for the publication of the notices and summons required by the Company, they will be published in the newspaper “El Mercurio de Santiago”.

Eighth Transitory Article: In accordance with Article 5 as related to Article 148 of the Regulations of the Chilean Companies Act, the demerger of Enersis S.A. and the incorporation of “Enersis Chile S.A.” will take effect as of [as of the [first day of the month following] the month in which the agents of Enersis S.A. grant a public deed asserting that the conditions precedent for the demerger of Enersis S.A. have been duly fulfilled, as agreed upon at the Extraordinary Shareholders’ Meeting of Enersis S.A. held on [•] which approved its demerger and the incorporation of “Enersis Chile S.A.”, without prejudice to the timely fulfillment of registration formalities before the corresponding Commerce Registries and the publication in the Official Journal of the excerpts of said Extraordinary Shareholders’ Meeting minutes. The public deed will be noted at the margin of the public corporate registries of Enersis S.A. and “Enersis Chile S.A.” These annotations will facilitate the verification of compliance with the conditions precedent to which the demerger is subject.

[Ninth Transitory Article: The distribution and physical delivery of the Company’s share certificates will take place on the date designated by the Board of Directors as duly authorized by the Extraordinary Shareholders’ Meeting, considering when designating such date the registration of the Company and its shares in the Securities Registry of the Superintendence of Securities and Insurance and in the Chilean stock exchanges. The Company’s Board of Directors will notify the shareholders of the distribution date by publishing a prominent notice at least once in the newspaper “El Mercurio de Santiago” in which the notice of shareholders’ meetings must be published].

Tenth Transitory Article: The bearer of an authorized copy of this deed or an excerpt of it is hereby authorized to act as an agent on behalf of “Enersis Chile S.A.” to require registration, subscriptions, annotations and publications as deemed appropriate.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By:	/s/ Luca D’Agnese
Name: Luca D’Agnese Title: Chief Executive Officer

Dated: November 24, 2015